Exhibit 99.1

TABLE OF CONTENTS

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS	1
CURRENCY PRESENTATION AND DEFINITIONS	3
PRESENTATION OF FINANCIAL INFORMATION	3

PART I: INTERIM MANAGEMENT REPORT	3
A. History and Development of the Company	3
B. Operating Results	8
C. Principal risks and uncertainties	24
D. Legal proceedings	56
E. Related Party Transactions	57

PART II: RESPONSIBILITY STATEMENT	59

A. Chief Executive Officer and Chief Financial Officer's Responsibility Statement	59

PART III: FINANCIAL STATEMENTS
A. Condensed Interim Financial Statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016.	60

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This half year financial report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this half year financial report, including, without limitation, those regarding our future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim", “anticipate", “believe", “continue", “could", “estimate", “expect", “forecast", “guidance", “intend", “may", “plan", “potential", “predict", “projected", “should” or “will” or the negative of such terms or other comparable terminology.

You should carefully consider all the information in this half year financial report, including the information set forth under “Principal risks and uncertainties” We believe our primary challenges are:

•	If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected;

•	If we are unable to manage attrition and attract and retain highly-skilled IT professionals, we may not have the necessary resources to maintain client relationships, and competition for such IT professionals could materially adversely affect our business, financial condition and results of operations;

•	If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable;

•	We may not be able to achieve our anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects;

•	We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources;

•	If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected;

•	If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer;

•	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected;

•	We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Europe. Worsening general economic conditions in the United States, Europe or globally could materially adversely affect our revenues, margins, results of operations and financial condition;

•	Uncertainty concerning the instability in the current economic, political and social environment in Argentina may have an adverse impact on capital flows and could adversely affect our business, financial condition and results of operations;

•	Argentina’s regulations on proceeds from the export of services may increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares. The imposition or re-imposition in the future of regulations on proceeds collected outside Argentina for services rendered to non-Argentine residents or of export duties and controls could have an adverse effect on us;

•	As of June 30, 2017, our greater than 5% shareholders, directors and executive officers and entities affiliated with them beneficially own approximately 45.72%of our outstanding common shares (this calculation includes common shares subject to options which are currently exercisable and restricted stock units and options scheduled to vest within 60 days of June 30, 2017), of which approximately 19.14% of our outstanding common shares are owned by affiliates of WPP. These shareholders therefore continue to have substantial control over us at the date of this half year financial report and could prevent new investors from influencing significant corporate decisions, such as approval of key transactions, including a change of control; and

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•	By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Readers should read “Principal risks and uncertainties” in this half year financial report and the description of our business under “History and Development of the Company” in this half year financial report for a more complete discussion of the factors that could affect us.

Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

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CURRENCY PRESENTATION AND DEFINITIONS

In this half year financial report, all references to “U.S. dollars” and “$” are to the lawful currency of the United States, all references to “Argentine pesos” are to the lawful currency of the Republic of Argentina, all references to “Colombian pesos” are to the lawful currency of the Republic of Colombia, all references to “Uruguayan pesos” are to the lawful currency of the Republic of Uruguay, all references to “Mexican pesos” are to the lawful currency of Mexico, all references to “Rupees” or “Indian rupees” are to the lawful currency of the Republic of India, all references to "Reais" or "Brazilian Real" are to the lawful currency of Brazil, all references to "Peruvian Sol" are to the lawful currency of Peru, all references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time, and all references to the “pound”, “British Sterling pound” or “£” are to the lawful currency of the United Kingdom.

Unless otherwise specified or the context requires otherwise in this half year financial report:

•	“IT” refers to information technology;
•	“Agile development methodologies” means a group of software development methods based on iterative and incremental development, where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams;
•	“Attrition rate,” during a specific period, refers to the ratio of IT professionals that left our company during the period to the number of IT professionals that were on our payroll on the last day of the period;
•	“Globers” refers to the employees that work in our company; and
•	“Digital journey” means a context-aware interaction between an end user and a brand or business whereby the interaction becomes a digital conversation in which technology establishes and builds a powerful experience with deep emotional connections through three key values: simplification, surprise, and anticipation.

“GLOBANT” and its logo are our trademarks. Solely for convenience, we refer to our trademarks in this half year financial without the TM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this half year financial report are the property of their respective owners.

PRESENTATION OF FINANCIAL INFORMATION

Our condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as adopted by the European Union and presented in U.S. dollars because the group mainly derives its revenues in U.S. dollars, which represent our functional currency. Our presented period ends on June 30, 2017. Accordingly, all references to a particular period are to the period ended June 30 of that year. Some percentages and amounts included in this half year financial report have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

The half-year financial report has not been audited nor reviewed by a réviseur d’entreprises agréé (approved statutory auditor) or a statutory auditor.

PART I: INTERIM MANAGEMENT REPORT

Part A. History and Development of the Company

i. Company presentation.

Globant is a Luxembourg société anonyme (a joint stock company). The company’s legal name is “Globant S.A.” We were founded in 2003 by Martín Migoya, our Chairman and Chief Executive Officer, Guibert Englebienne, our Chief Technology Officer, Martín Umaran, our Chief of Staff, and Nestor Nocetti, our Executive Vice President of Corporate Affairs. Our founders’ vision was to create a company, starting in Latin America that would dream and build digital journeys that matter to millions of users, while also generating world-class career opportunities for IT professionals, not just in metropolitan areas but also in outlying cities and countries.

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Since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of locations from 1 to 37. In addition, we have garnered several awards and recognition from organizations such as Endeavor, the IDC MarketScape, Global Services, the International Association of Outsourcing Professionals, and Fast Company, and we have been the subject of business-school case studies on entrepreneurship at the Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum.

In 2006, we started working with Google. We were chosen due to our cultural affinity and innovation. While our growth has largely been organic, since 2008 we have made fourteen complementary acquisitions. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America.

Globant’s growth has been primarily organic. We expect to continue with this strategy to maintain and reinforce our culture. At the same time, during the life of the company, we have made a number of small, strategic acquisitions.

In 2008, we acquired Accendra, a Buenos Aires-based provider of software development services, in order to deepen our relationship with Microsoft and broaden our technology expertise to include Sharepoint and other Microsoft technologies. That same year we also acquired Openware, a company specializing in security management based in Rosario, Argentina.

In 2011, we acquired Nextive. The Nextive acquisition expanded our geographic presence in the United States and enhanced our U.S. engagement and delivery management team as well as our ability to provide comprehensive solutions in mobile technologies.

In 2012, we acquired TerraForum, an innovation consulting and software development firm in Brazil. The acquisition of TerraForum allows us to expand into one of the largest economies in the world and to broaden our services to our clients, strengthening our position as a leader in the creation of innovative software products.

In August 2013, we acquired 22.75% of Dynaflows S.A. In October 2015, we obtained the control over Dynaflows through acquiring an additional number of shares. This additional acquisition allowed us to broaden our Services over Platforms strategy.

In October 2013, we acquired a majority stake in the Huddle Group, a company specializing in the media and entertainment industries, with operations in Argentina, Chile and the United States. We acquired the remaining 13.75% minority stake in Huddle Investment in October 2014.

In July 2014, we closed the initial public offering of our common shares in the United States.

In October 2014, we acquired 100% of the capital stock of BlueStar Holdings.

In April 2015, we closed a follow-on secondary offering of our common shares in the United States through which certain selling shareholders sold 3,994,390 common shares previously held by them. In July 2015, we closed another follow-on secondary offering in the United States through which certain selling shareholders sold 4,025,000 common shares previously held by them.

In May 2015, we acquired Clarice which allowed us to establish our presence in India.

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Also, in 2015, we launched new Studios to complement our offerings, including one focused on Cognitive Computing, and we incorporated a complementary approach to build digital journeys fast and in an innovative manner though: our service-over-platform offering.

During 2016 we introduced a new model that intends to reshape our go-to-market strategy to scale our company in the coming years, called 50 Squared. The main goal of this new approach is to focus our team in the top 50 high potential accounts that have the capacity to grow exponentially over time. To do so, we have appointed our most senior people from Sales, Technology and Operations to lead these teams and take our company to the next level. This account focus has become the most important pillar of our go-to-market strategy and every account within Globant now has the goal to become part of this program.

In May 2016, we acquired We Are London Limited (“WAE UK”) and We Are Experience, Inc. (“WAE US”) (jointly, WAE UK and WAE US are “WAE”). The purpose of these acquisitions was related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of WAE.

In August 2016, we applied to the Luxembourg Stock Exchange for listing on the Official List of the Luxembourg Stock Exchange (“Lux SE”) and for the admission to trading on its regulated market of our common shares. Our shares began trading on the Lux SE on August 11, 2016.

In November 2016, we entered into a stock purchase agreement with 3C Interactive corp. (“3C”) to purchase the 100% of the capital stock of Difier, a Uruguayan company. At the same time, we signed a consulting services agreement to provide software development services to 3C for a term of four years.

During the same month, we acquired 100% of L4 Mobile, LLC (“L4”). The purpose of this acquisition was related to strengthening our leading position in the digital services space and expanding our capabilities in the United States.

ii. Important events occurred during the first six months of the financial year and up to the date of this report.

On February 28, 2017, we acquired 100% of the shares of Ratio Cypress, LLC (“Ratio”), a limited liability company organized and existing under the laws of the State of Washington in the United States. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies.

On June 1, 2017, we acquired 100% of the shares of PointSource, LLC (“PointSource”), a limited liability company organized and existing under the laws of the State of Florida in the United States. PointSource offers digital solutions to its customers which include design, digital strategy, development and marketing services.

On August 3, 2017, Globant LLC, our U.S. subsidiary, entered into a secured revolving credit facility with HSBC Bank USA, N.A. and Citibank N.A., with HSBC Bank USA, N.A. acting as administrative agent. Under this credit facility, Globant LLC may borrow up to $40.0 million in advances accruing interest at LIBOR plus 1.75%. This credit facility is guaranteed by Globant S.A. and Globant S.A.U. and is secured by Globant LLC’s now owned and after-acquired assets. This facility matures on August 2, 2022 and includes customary negative and affirmative covenants. As of the date of issuance of this half year financial report, Globant LLC has not borrowed any amount under this credit facility.

Business overview

i. Business Overview.

We are a digitally native technology services company. We dream and build digital journeys that matter to millions of users. We are the place where engineering, innovation and design meet scale. We help our clients transform their businesses through digital. Our principal operating subsidiary is based in Buenos Aires, Argentina. For the period ended June 30, 2017, 78.7% of our revenues were generated by clients in North America, 9.5% in Latin America and other and 11.8% in Europe, including many leading global companies.

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Since the volcano-like explosion of new technologies, a new way to connect with consumers started to arise. It’s a way that is not driven by pushing messages through traditional channels like TV or radio, or just transacting online with users via platforms. It’s about making them become part of a digital journeys that starts long before the consumer needs to interact with the brand. These kinds of ecosystems exceed the creation of a website, an app or even a unified omnichannel experience. They are relevant in every touch point and creates an emotional connection with users. We are talking about building memorable experiences that are personalized, time sensitive, and context and location aware.

We seek to deliver the optimal blend of engineering, design, and innovation to harness the potential of emerging technologies for our clients. While engineering is central to information technology, only by combining strong engineering capabilities with creativity and agility can we deliver innovative solutions that enhance end-user experiences while meeting our clients’ business needs.

We take a dive into our customers industry, culture, challenges and goals in order to understand their business.The harmonious integration between future trends and existing IT, infrastructure, services and applications is a critical enabler of any Digital Transformation process.

Our Globers are our most valuable asset. As of June 30, 2017, we had 6,223 Globers and 37 locations across 29 cities in Argentina, Uruguay, Chile, Colombia, Brazil, Mexico, Peru, Europe and the United States, supported by four client management locations in the United States, and one client management location in each of United Kingdom, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across the world provide us with the ability to attract and retain well-educated and talented professionals. We are culturally similar to our clients and we function in multiple time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

ii. Business developments during the first six months of the financial year.

For the six months ended June 30, 2017, 78.7%, 9.5% and 11.8% of our revenues were generated by clients in North America, Latin America and other, and Europe, respectively. Our clients include companies such as Google, Electronic Arts, Southwest Airlines Co. and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio in the six months ended June 30, 2017. 94.8% of our revenues for the six months ended June 30, 2017 were attributable to repeat clients who had used our services in the prior year. We believe our success in building our attractive client base in the most sophisticated and competitive markets for IT services demonstrates the superior value proposition of our offering and the quality of our execution as well as our culture of innovation and entrepreneurial spirit.

Our revenues for the six months ended June 30, 2017 increased by 22.8% to $188.3 million, from $153.3 million for the six months ended June 30, 2016. Our net income for the six months ended June 30, 2017 was $11.0 million, compared to a net income of $16.9 million for the six months ended June 30, 2016. The $5.9 million decrease in net income from six months ended June 30, 2017 was primarily attributable to the increase in selling, general and administrative expenses mainly due to an increase in salaries, employee benefits, social security taxes and share based compensation related to the addition of a number of senior sales executives in our main market, the United States, and to the effect caused by variation in foreign exchange rates in these type of costs.

In 2016 and 2017 we made several acquisitions to enhance our strategic capabilities, none of which contributed a material amount to our revenues in the period the acquisition was made.

Our Studio model is an effective way of organizing our company, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise in emerging technologies.

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Our approach to create software that appeals and connects emotionally with millions of consumers, revolves around our Studios as compared to traditional IT services companies that are primarily organized around industry verticals. We believe our Studio model is an effective way of organizing our company into smaller operating units, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise in emerging technologies. Each Studio has specific domain knowledge and delivers tailored solutions focused on specific technology challenges. This method of delivery is the foundation of our services offering and, we believe, of our success.

During the first half of the year 2017, we have decided to group our studios in three different categories:

•	Strategic: These studios are key to shaping our clients’ business strategy. They help ensure that organizations are relevant and sustainable.
•	Specialty: Studios that power digital transformations and create quality digital products with innovative technologies and emerging trends.
•	Foundation: The engine that allows us to meet scale and provides efficiency and quality to our clients’ digital transformations.

Our set of strategic studios includes our Discover or Consultancy Studio and our newest studio called the Future of Organizations. This area focuses in helping companies with their internal digital transformation and digital corporate culture. The goal is to ensure their success by engaging employees, thinking of them as one of the most important stakeholders of the organization. Within this Studio, we apply our knowledge in dealing with large scale digital businesses to the internal structure, aiming to create an innovative experience for each member of the company. This approach increases loyalty and, in return, improves the quality of services for the company’s end-users. An example of their work is the one that we did for a leading financial institution. Their goal was to empower their employees by promoting self-management, so we created a solution that helps people solve any need they have within the organization on their own, from booking a room to ordering catering. This translates into improved resource efficiency and direct savings.

The specialty studios include our UX Design, Mobile, Big Data, Gaming, Internet of Things, Enterprise Consumerization, Consumer Experience and Digital Content Studios. On top of them, one of the most disruptive studios included here is the Artificial Intelligence (AI), that works in harnessing the power of AI to create new and better experiences and services. We work with clients applying machine learning techniques to improve and automate certain areas of operation. To name an example of our projects, for one of the top US based e-learning companies we are working with different machine learning techniques to adapt the student experience to his/her specifics needs based on historical data. Leveraging machine learning we are helping our customer provide a better experience to the scholars, hence reducing the churn and the attrition of courses.

Lastly, our foundation studios include the Continuous Evolution, Quality Engineering and the Cloud Ops studios. Within this last studio we have experienced that traditional industries like travel and finance are moving faster to enable Hybrid and Multi-Cloud Strategies. Platform as a Service is becoming more relevant. We have seen this shift in some of our customers as we work with two major airlines helping them move aggressively to the cloud. We are also working with several financial institutions in projects to enable and support cloud transformations mostly driven by their internal innovation departments. Similarly, we are working with a client in the education industry to increase infrastructure efficiency for existing and new e-learning programs.

As technology continues to evolve, we will evolve by adding new Studios and areas of expertise allowing us to enter new markets and capitalize on emerging technologies and related market trends.

Each of our technology-specialized Studios serves a broad set of industries. The Globers for each Studio include engineers, architects, artists and designers, business analysts, quality control analysts, marketing professionals, and project managers. The permanent members of a Studio maintain and enhance that Studio’s core knowledge over time, while the Globers who rotate through that Studio help cross-pollinate knowledge and best practices across our other Studios.

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Corporate Information

Our head corporate offices are located at 37A, avenue J.F. Kennedy, L-1855 Luxembourg and our telephone number is + 352 20 30 15 96. We maintain a website at http://www.globant.com. Our website and the information accessible through it are not incorporated into this half year financial report.

B. Operating Results

Factors Affecting Our Results of Operations

In the last few years, the technology industry has undergone a significant transformation due to the proliferation and accelerated adoption of several emerging technologies, including social media, mobility, cloud computing and big & fast data, and related market trends, including enhanced user experience, personalization technology, gamification, consumerization of IT, wearables, internet of things and open collaboration. These technologies are empowering end users and are compelling enterprises to engage and collaborate with end-users in new and powerful ways. We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating demand for service providers that possess a deep understanding of these emerging technologies and related market trends.

We believe that the most significant factors affecting our results of operations include:

•	market demand for integrated engineering, design and innovation technology services relating to emerging technologies and related market trends;
•	economic conditions in the industries and countries in which our clients operate and their impact on our clients’ spending on technology services;
•	our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends;
•	expansion of our service offerings and success in cross-selling new services to our clients;
•	our ability to obtain new clients, increase penetration levels with our existing clients and continue to add value for our existing clients so as to create long-term relationships;
•	the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in Latin America and the United States;
•	operating costs in countries where we operate, particularly in Argentina where most of our employees are based;
•	capital expenditures related to the opening of new delivery centers and client management locations and improvement of existing offices;
•	our ability to increase our presence onsite at client locations;
•	the effect of wage inflation in countries where we operate and the variability in foreign exchange rates, especially relative changes in exchange rates between the U.S. dollar and the Argentine peso, Uruguayan peso, Mexican peso, Colombian peso, Reais and Indian rupees; and
•	our ability to identify, integrate and effectively manage businesses that we may acquire.

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•	Pricing of and margin on our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and winning higher profit margin assignments. The six months ended June 30, 2017, was another period of revenue growth and, more importantly, one where demand for our services continued to expand. This translated into an aggressive +368 net headcount increase during the quarter. Regarding margins, we experienced some foreign exchange headwinds during the first half of 2017 as many of the currencies of the countries where we operate appreciated against the U.S. dollars. We will continue diversifying our talent base across the regions, managing carefully our Selling, general and administrative expenses while investing in training for the long term. These factors lead us to achieve an adjusted gross profit margin percentage of 38.5% and 43.8% for the six months ended June 30, 2017 and 2016, respectively; and 38.1% and 42.6% for the three months ended June 30, 2017 and 2016, respectively.

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•	Our ability to deepen and expand the portfolio of services we offer through our Studios while maintaining our high standard of quality. The breadth and depth of the services we offer through our Studios impacts our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have invested in broadening and deepening the domains of expertise of our Studios. Our future growth and success depend significantly on our ability to maintain the expertise of each of our Studios and to continue to innovate and to anticipate the needs of our clients and rapidly develop and maintain the expertise of each of our Studios, including relevant domain knowledge and technological capabilities required to meet those client needs, while maintaining our high standard of quality.

•	Recruitment, retention and management of IT professionals. Our ability to recruit, retain and manage our IT professionals will have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 5,772 as of June 30, 2017 and 5,219 at December 31, 2016. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.

•	Evolution of client base. In recent years, as we have expanded significantly in the technology services industry; we have diversified our client base and reduced client concentration. In addition, consistent with our business focus on pursuing clients and markets with higher profit margins, we have increased our revenues from North American and, in some periods, European and Latin American and other clients, while reducing our revenues from Asia clients. Revenues attributable to our top ten clients increased by 17.8% from three months ended June 30, 2016 to June 30, 2017 and 13.0% from six months ended June 30, 2016 to June 30, 2017. Over the same period, we have increased our revenues from existing clients by expanding the scope and size of our engagements. The number of clients that each accounted for over $5.0 million of our annual revenues amounted to 15 to June 2017 and 10 in June 2016, and the number of clients that each accounted for at least $1.0 million amounted to 76 to June 2017 and 57 to June 2016.

•	Investments in our delivery platform. We have grown our network of locations to 37 at June 30, 2017, located in 29 cities throughout twelve countries (Buenos Aires, Tandil, Rosario, Tucumán, Mendoza, Córdoba, Resistencia, Bahía Blanca, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín, Colombia; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; Santiago, Chile; Pune and Bangalore, India; Madrid, Spain; London, UK; and San Francisco, New York, Chicago, North Carolina and Seattle in the United States). We also have client management locations in the United States (Boston, New York, Orlando and San Francisco), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London) that are close to the main offices of key clients. Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into other cities in Argentina and other countries in Latin America, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform will significantly affect our results of operations in the future.

•	Seasonality. Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in Argentina, Uruguay, Brazil, Peru, Chile and Colombia, which results in fewer hours being billed on client projects and therefore lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability due to the Easter holiday can appear either in the first or second quarter of that year. Finally, we implement annual salary increases in the second and fourth quarters of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year, when utilization of our IT professionals is at its highest levels.

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•	Net effect of inflation in Argentina and variability in the U.S. dollar and Argentine peso exchange rate. Because a substantial portion of our operations is conducted from Argentina, our results of operations are subject to the net effect of inflation in Argentina and the variability in exchange rate between the U.S. dollar and the Argentine peso. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, our functional currency in which a substantial portion of our revenues are denominated, the impact of wage inflation on our results of operations will decrease, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will increase. During the six months ended June 30, 2017, the Argentine peso experienced a 4.7% devaluation from 15.85 Argentine pesos per U.S. dollar to 16.58 Argentine pesos per U.S. dollar and INDEC reported from December 31, 2016 to June 30, 2017 an inflation rate of 11.8% . The combination of this devaluation and the inflation rate is not expected to have a significant impact on our revenues because a substantial portion of our sales are denominated in U.S. dollars. The devaluation, net of the impact of the inflation rate in the same period, has resulted in an increase of our operating costs, as our operating costs are primarily denominated in Argentine pesos. See “Principal risks and uncertainties - Foreign Exchange Risk” and “Principal risks and uncertainties — Wage Inflation Risk.”

Certain Income Statement Line Items

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium- to large-sized companies based in the United States, Europe and Latin America. For the six months ended June 30, 2017, revenues increased by 22.8% to $188.3 million from $153.3 million for the six months ended June 30, 2016. For the three months ended June 30, 2017, revenues increased by 24.6% to $99.6 million from $79.9 million for the three months ended June 30, 2016.

We perform our services primarily under time-and-material contracts (where materials costs consist of travel and out-of-pocket expenses) and, to a lesser extent, fixed-price contracts. Revenues from our time-and-material contracts represented 93.3% and 94.7% of total revenues for the six months ended June 30, 2017 and 2016, respectively; and 93.3% and 93.2% for the three months ended June 30, 2017 and 2016, respectively. Revenues from our fixed-price contracts represented 6.2% and 5.3% of total revenues for the six months ended June 30, 2017 and 2016, respectively; and 5.7% and 6.8% for the three months ended June 30, 2017 and 2016, respectively. The remaining portion of our revenues in each six months and three months period was derived from other types of contracts.

We discuss below the breakdown of our revenues by client location, industry vertical and client concentration. Revenues consist of technology services revenues net of reimbursable expenses, which primarily include travel and out-of-pocket costs that are billable to clients.

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily Spain and the United Kingdom) and Latin America (primarily Argentina, Colombia and Chile). We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the last twelve months ended June 30, 2017, we had 331 clients.

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The following table sets forth revenues by client location by amount and as a percentage of our revenues for the periods indicated:

	Six months ended				Three months ended
	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(in thousands, except percentages)
By Geography
North America	$148,150	78.7%	$125,079	81.6%	$78,145	78.5%	$64,812	81.1%
Europe	22,239	11.8%	11,699	7.6%	12,260	12.3%	6,545	8.2%
Asia	326	0.1%	779	0.6%	171	0.1%	366	0.4%
Latin America and other	17,616	9.4%	15,695	10.2%	9,013	9.1%	8,203	10.3%
Revenues	$188,331	100.0%	$153,252	100.0%	$99,589	100.0%	$79,926	100.0%

Revenues by Industry Vertical

We are a provider of technology services to enterprises in a range of industry verticals including media and entertainment, professional services, technology and telecommunications, travel and hospitality, banks, financial services and insurance and consumer, retail and manufacturing, among others. The following table sets forth our revenues by industry vertical by amount and as a percentage of our revenues for the periods indicated:

	Six months ended				Three months ended
	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(in thousands, except percentages)

By Industry Vertical
Media and Entertainment	$46,759	24.8%	$30,918	20.2%	$24,708	24.8%	$14,839	18.6%
Travel & Hospitality	32,609	17.3%	31,104	20.3%	16,270	16.3%	16,102	20.1%
Banks, Financial Services and Insurance	41,159	21.9%	25,419	16.6%	23,666	23.8%	14,052	17.6%
Technology & Telecommunications	26,320	14.0%	25,690	16.8%	14,185	14.2%	12,994	16.3%
Professional Services	19,361	10.3%	21,576	14.1%	10,117	10.2%	11,926	14.9%
Consumer, Retail & Manufacturing	16,910	9.0%	13,725	9.0%	8,158	8.2%	7,200	9.0%
Other Verticals	5,213	2.7%	4,820	3.0%	2,485	2.5%	2,813	3.5%
Total	$188,331	100.0%	$153,252	100.0%	$99,589	100.0%	$79,926	100.0%

Revenues by Client Concentration

We have increased our revenues by expanding the scope and size of our engagements, and we have grown our key client base primarily through our business development efforts and referrals from our existing clients.

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The following table sets forth revenues contributed by our largest client, top five clients and top ten clients by amount and as a percentage of our revenues for the periods indicated:

	Six months ended				Three months ended
	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(in thousands, except percentages)
Client concentration
Top client	$18,709	9.9%	$15,213	9.9%	$10,087	10.1%	$7,968	10.0%
Top five clients	59,119	31.4%	54,082	35.3%	31,519	31.6%	27,357	34.2%
Top ten clients	81,782	43.4%	72,364	47.2%	43,748	43.9%	37,086	46.4%
Top twenty clients	107,369	57.0%	94,859	61.9%	57,472	57.7%	48,900	61.2%

Our top ten customers for the six months ended June 30, 2017 have been working with us for, on average, six years.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2016 contributed 94.8% of our revenues in 2017, respectively. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annualized revenues increased (15 in 2017 and 10 in 2016) and the number of clients that each accounted for at least $1.0 million of our annualized revenues increased to 76 in 2017 and 57 in 2016. The following table shows the distribution of our clients by revenues for the periods presented:

	Last twelve months
	June 30, 2017	June 30, 2016

Over $5 Million	15	10
$1 - $5 Million	61	47
$0.5 - $1 Million	34	36
$0.1 - $0.5 Million	94	89
Less than $0.1 Million	127	183
Total Clients	331	365

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client’s exclusive external technology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Cost of Revenues

The principal components of our cost of revenues are salaries and non-reimbursable travel costs related to the provision of services. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period. Up to 70% of the amounts paid by our Argentine subsidiaries for certain social security taxes in respect of base and incentive compensation of our IT professionals is credited back to those subsidiaries under the Software Promotion Law, reducing the effective cost of social security taxes from approximately 19.0% to approximately 10.0% of the base and incentive compensation on which those contributions are calculated. For further discussion of the Software Promotion Law, see “— Income Tax Expense” below.

Also included in cost of revenues is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients.

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Our cost of revenues has increased in line with the growth in our revenues and reflects the expansion of our operations in Argentina, Uruguay, Colombia, Peru, Mexico, India and the United States primarily due to increases in salary costs, an increase in the number of our IT professionals and the opening of new delivery centers. We expect that as our revenues grow, our cost of revenues will increase. Our goal is to increase revenue per head and thereby increase our gross profit margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represent expenses associated with promoting and selling our services and include such items as compensation of our senior management, administrative personnel and sales and marketing personnel (including commissions in the case of sales and marketing personnel), occupancy costs, legal and other professional services expenses, Argentine transaction taxes and travel costs. The credit of up to 70% for certain social security taxes paid by our Argentine subsidiaries that is provided under the Software Promotion Law as described under “— Cost of Revenues” above also extends to payments of such social security taxes in respect of salaries of personnel included in our selling, general and administrative expenses, reducing the effective cost of social security taxes as described above.

Also included in selling, general, and administrative expenses is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in our sales and administration functions.

Our selling, general and administrative expenses have increased primarily as a result of our expanding operations and the build-out of our senior and mid-level management teams to support our growth . We expect our selling, general and administrative expenses to continue to increase in absolute terms as our business expands. However, as a result of our management and infrastructure investments, we believe our platform is capable of supporting the expansion of our business without a proportionate increase in our selling, general and administrative expenses, resulting in gains in operating leverage.

Depreciation and Amortization Expense (included in “Cost of Revenues” and “Selling, General and Administrative Expenses”)

Depreciation and amortization expense consists primarily of depreciation of our property and equipment (primarily leasehold improvements, servers and other equipment) and, to a lesser extent, amortization of our intangible assets, (mainly software licenses, acquired intangible assets and internal developments). We expect that depreciation and amortization expense will continue to increase as we open more delivery centers and client management locations.

Impairment of Tax Credits

Impairment of tax credits represents an allowance for impairment of VAT credits for estimated losses resulting from substantial doubt about the recoverability of such credits. This allowance was determined by estimating future uses of this VAT credit. During the period ended June 30, 2017 we recorded a loss of $1.6 related to the recognition of the allowance for impairment of tax credits after considering new facts and circumstances that occurred during this year.

Finance Income

Finance income consists of foreign exchange gain on monetary assets, liabilities denominated in currencies other than the U.S. dollar and interest gains on time deposits, short-term securities issued by the Argentine Central Bank (Letras del Banco Central), foreign exchange forward contracts and mutual funds.

Finance Expense

Finance expense consists of interest expense on borrowings, loss arising for foreign exchange forward contracts and other investments, foreign exchange loss and other interests.

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Income Tax Expense

As a global company, we are required to provide for corporate income taxes in each of the jurisdictions in which we operate. We have secured special tax benefits in Argentina and Uruguay, as described below. As a result, our income tax expense is low in comparison to profit before income tax expense due to the benefit related to profit before income tax expense earned in those lower tax jurisdictions. Changes in the geographic mix, income tax regulations or estimated level of annual pre-tax income can also affect our overall effective income tax rate. As our operations outside of Argentina and Uruguay grow, it is likely that our effective tax rate will increase.

Under the Software Promotion Law, Argentine companies that are engaged in the design, development and production of software benefit from a 60% reduction in the corporate income tax rate and a tax credit of up to 70% of amounts paid for certain social security taxes that can be applied to offset certain national tax liabilities. When originally enacted in 2004, the Software Promotion Law only permitted this tax credit to be offset against liability for value-added taxes. In 2011, the Software Promotion Law was amended to permit the tax credit to be offset as well against corporate income tax liabilities up to a percentage not higher than the taxpayer’s declared percentage of exports (subject to the issuance of implementing regulations), and to extend the reduction in corporate income tax rate and the tax credit regime through 2019. On September 16, 2013, the Argentine Government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotion Law. Regulatory Decree No. 1315/2013 introduced specific requirements to qualify for the tax benefits contemplated by the Software Promotion Law. In particular, Regulatory Decree No. 1315/2013 provides that from September 17, 2014 through December 31, 2019 only those companies that are accepted for registration in the National Registry of Software Producers maintained by the Secretary of Industry will be entitled to participate in the benefits of the Software Promotion Law. On June 25, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A. applied for registration in the National Registry of Software Producers.

On March 26, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Sistemas Globales S.A. and IAFH Global S.A. On April 17, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Huddle Group S.A. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government’s official gazette on before mentioned dates).

On May 7, 2015, the Company applied to the Subsecretary of Industry for deregistration of Huddle Group S.A. from the National Registry of Software Producers, as the subsidiary had discontinued activities since January 1, 2015. Consequently, Huddle Group S.A. is subject to a 35% corporate income tax rate since January 1, 2015.

The operations of the Argentine subsidiaries are our most significant source of profit before income tax.

Our subsidiary in Uruguay, which is domiciled in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax. The subsidiary located outside the tax-free zone has an exemption from income tax and value-added tax applicable to the exports of software development services.

Until December 31, 2016, our subsidiary in Colombia was subject to federal corporate income tax at a rate of 25% and taxation of its Contribución Empresarial para la Equidad (CREE) at a rate of 9% plus a surcharge of 6% calculated on net income before income tax Law No 1,819, which became effective on January 1, 2017, increased the federal corporate income tax rate in Colombia to 40% in 2017, 37% in 2018 and 33% in 2019. On January 1, 2017, the tax on CREE and its associated surcharge were eliminated.

The Company’s U.S. subsidiaries Globant LLC, L4 Mobile LLC, Ratio Cypress  LLC and PointSoirce LLC are subject to U.S. federal income tax at the rate of 34%. For tax purposes, L4 Mobile LLC, Ratio Cypress  LLC and PointSoirce LLC are considered a partnership which elected to be a disregarded entity. The profit of those companies will pass directly through the business to Globant LLC and will be taxed on Globant LLC's income tax return.

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Our subsidiaries in United Kingdom are subject to corporate income tax at the rate of 20%, which was reduced to 19% on April 1, 2017.

On September 29, 2014, Law No. 20,780 was published in the Chilean government's official gazette. This law introduced significant changes to the Chilean taxation system and strengthened the powers of the Chilean tax authority to control and prevent tax avoidance. Effective January 1, 2017, Law No. 20,780 created two different corporate tax regimes: the Attributed Income Regime (Sistema de Renta Atribuida) and the Semi-Integrated Regime (Sistema Parcialmente Integrado). Under the Attributed Income Regime, shareholders are taxed on an accrual basis, with a rate of 25% imposed at the operating entity level, plus an additional withholding income tax of 35% for nonresident shareholders. Under this regime, profits are attributed to the shareholders, irrespective of whether a distribution is actually made. Under the Semi-Integrated Regime, shareholders are taxed on a cash basis (when profits are distributed), at a rate of 25.5% for 2017 and 27% for 2018, imposed at the operating entity level, plus an additional withholding income tax of 35% when profits are actually distributed. Under this regime, the corporate rate is creditable against the 35% withholding income tax, but 35% of such credit is required to be paid to the Chilean Treasury, so, in practice, only 65% of the corporate rate is creditable. However, investors from countries with which Chile has signed the Double Tax Treaty as of January 1, 2017 would be entitled to use the 100% of the foreign tax credit, even if at that time the agreement was not yet in force. Under such circumstances, the full tax credit would be applicable until December 31, 2019 if at that time the relevant tax treaty had not yet entered into force. The Semi-Integrated Regime applies to Sistemas Globales Chile. Due to its shareholders being domiciled in Spain, 100% of the income tax will be creditable by them. Sistemas Globales Chile was subject to a corporate income tax rate of 24% during the year ended December 31, 2016. Beginning on January 1, 2017, the corporate income tax rate applicable to Sistemas Globales Chile increased to 25.5%.

Our subsidiary in Brazil is subject to a corporate income tax rate of 24% plus an additional 10% if its pre-tax income is higher than 120,000 reais. As of December 31, 2016, our Brazilian subsidiary had a tax loss carryforward of 1.2 million. The tax loss carryforward will not expire, and our Brazilian subsidiary may utilize it to offset up to 30% of its taxable income in each carryforward year.

On December 31, 2014, Peru enacted Law No 30.296, which made several changes to the Peruvian tax regime. Among other changes, the law decreases corporate income tax rates, effective January 1, 2015, as follows: Fiscal Year 2015 and 2016, 28%, Fiscal Year 2017 and 2018, 27%, Fiscal Year 2019, 26%. The Peruvian Congress on October 6, 2016, issued Law No. 30.506, which provides the Peruvian government the power to legislate regarding matters affecting economic growth, formal compliance, and national security for a 90-day period. Pursuant to the power granted, the Peruvian government issued Legislative Decree No. 1261 on December 10, 2016 that increases the corporate income tax rate, effective January 1, 2017. Because of the Decree, corporate income tax rate for Fiscal Year 2015 and 2016 is 28% and for Fiscal Year 2017 onwards will be 29.5%.

Our subsidiary in Mexico is subject to corporate income tax at the rate of 30%.

Our subsidiary in India is subject to corporate income tax at the rate of 34.61%. In addition, all Indian profits, including those generated within SEZs, are subject to the MAT at a rate of approximately 21.34%, including surcharges. Nowadays, our Indian subsidiary has one location in Pune that is registered as SEZ unit. We expect to apply fiscal benefits during fiscal year 2017-2018.

Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our revenues for the periods indicated. This information should be read together with our condensed interim consolidated financial statements and related notes included elsewhere in this half year financial report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

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	Six Months Ended				Three Months ended
	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	(in thousands, except percentages)
Consolidated Statements of profit or loss and other comprehensive income:
Revenues (1)	$188,331	100.0%	$153,252	100.0%	$99,589	100.0%	$79,926	100.0%
Cost of revenues (2)	(120,737)	(64.1)%	(88,521)	(57.8)%	(65,243)	(65.5)%	(47,163)	(59.0)%
Gross profit	67,594	35.9%	64,731	42.2%	34,346	34.5%	32,763	41.0%
Selling, general and administrative expenses (3)	(53,023)	(28.2)%	(38,088)	(24.9)%	(29,128)	(29.2)%	(20,319)	(25.4)%
Impairment of tax credits	(1,586)	(0.8)%	—	—%	(1,586)	(1.6)%	—	—%
Profit from operations	12,985	6.9%	26,643	17.3%	3,632	3.7%	12,444	15.6%

Finance income	4,122	2.2%	11,089	7.2%	2,037	2.0%	4,203	5.3%
Finance expense	(5,436)	(2.9)%	(13,133)	(8.6)%	(3,301)	(3.3)%	(5,686)	(7.1)%
Finance expense, net (4)	(1,314)	(0.7)%	(2,044)	(1.4)%	(1,264)	(1.3)%	(1,483)	(1.8)%

Other income and expenses, net (5)	2,408	1.3%	654	0.4%	680	0.7%	651	0.8%
Profit before income tax	14,079	7.5%	25,253	16.3%	3,048	3.1%	11,612	14.6%

Income tax	(3,125)	(1.7)%	(8,399)	(5.5)%	(950)	(1.0)%	(2,674)	(3.3)%
Net income for the period	$10,954	5.8%	$16,854	10.8%	$2,098	2.1%	$8,938	11.3%

(1)	Includes transactions with related parties for $3,594 and $3,164 for the six months ended June 30, 2017 and 2016, respectively; and $1,794 and $1,595 for the three months ended June 30, 2017 and 2016, respectively.

(2)	Includes depreciation and amortization expense of $2,199 and $1,929 for the six months ended June 30, 2017 and 2016, respectively; and $1,097 and $1,015 for the three months ended June 30, 2017 and 2016, respectively. Also includes share based compensation for $2,730 and $448 for the six months ended June 30, 2017 and 2016, respectively; and $2,452 and $304 for the three months ended June 30, 2017 and 2016, respectively.

(3)	Includes depreciation and amortization expense of $5,481 and $2,767 for the six months ended June 30, 2017 and 2016, respectively; and $2,885 and $1,433 for the three months ended June 30, 2017 and 2016, respectively. Also includes share based compensation of $4,028 and $1,286 for the six months ended June 30, 2017 and 2016, respectively; and $3,429 and $935 for the three months ended June 30, 2017 and 2016, respectively.

(4)	Includes foreign exchange loss, net, of $1,012 and $5,202 for the six months ended June 30, 2017 and 2016, respectively; and $1,138 and $2,156 for the three months ended June 30, 2017 and 2016, respectively.

(5)	Includes the gain on remeasurement of the contingent consideration of Clarice of $698 for the six months ended June 30, 2017, explained in note 5.3.2 of our interim consolidated financial statements, and $290 for the six months ended June 30, 2016; and the gain of $1,727 for the six months ended June 30, 2017 related to the remeasurement at fair value of the call and put option over non-controlling interest explained in note 5.3.3.of our interim consolidated financial statements, and $352 for the six months ended June 30, 2016.

Six months ended June 30, 2017 compared to six months ended June 30, 2016

Revenues

Revenues were $188.3 million for the six months ended June 30, 2017, representing an increase of $35.0 million, or 22.8%, from $153.3 million for the six months ended June 30, 2016.

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Revenues from North America increased by $23.1 million, or 18.5%, to $148.2 million for June 30, 2017 from $125.1 million for June 30, 2016. Revenues from Latin America and other countries increased by $1.9 million, or 12.1%, to $17.6 million for June 30, 2017 from $15.7 million for June 30, 2016. Revenues from Europe increased by $10.5 million, or 89.7%, to $22.2 million for June 30, 2017 from $11.7 million for June 30, 2016. Revenues from Asia decreased by $0.5 million, or 62.5%, to $0.3 million for June 30, 2017 from $0.8 million for June 30, 2016.

Revenues from technology and telecommunications clients increased by $0.6 million, or 2.3%, to $26.3 for June 30, 2017 from $25.7 for June 30, 2016. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand in gaming, consumer experience services and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $15.9 million, or 51.5%, to $46.8 for June 30, 2017 from $30.9 for June 30, 2016. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our gaming solutions, mobile applications, and consumer experience practices. Revenues from professional services clients decreased by $2.2 million, or 10.2%, to $19.4 for June 30, 2017 from $21.6 for June 30, 2016. The decrease in revenues from clients in this industry vertical was primarily attributable to lower demand for services related to enterprise consumerization, digital content and consumer experience solutions. Revenues from consumer, retail and manufacturing clients increased by $3.2 million, or 23.4%, to $16.9 million for June 30, 2017 from $13.7 million for June 30, 2016. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to mobile applications, testing services, user experience and social practices, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $15.8 million, or 62.2%, to $41.2 for June 30, 2017 from $25.4 for June 30, 2016. The increase in revenues from clients in this industry vertical was primarily attributable to higher demand for services related to high performance, analytics, cloud and mobile. Revenues from travel and hospitality clients increased by $1.5 million, or 4.8%, to $32.6 for June 30, 2017 from $31.1 for June 30, 2016. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals increased by $0.2 million, or 4.1%, to $5.1 for June 30, 2017 from $4.9 for June 30, 2016.

Revenues from our top ten clients in June 30, 2017 increased by $9.4 million, or 13.0%, to $81.8 million from revenues of $72.4 million in June 30, 2016, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for June 30, 2017, Walt Disney Parks and Resorts Online, increased by $3.5 million, or 23.0%, to $18.7 million for June 30, 2017 from $15.2 million for June 30, 2016.

Cost of Revenues

Cost of revenues was $120.7 million for June 30, 2017, representing an increase of $32.2 million, or 36.4%, from $88.5 million for June 30, 2016. The increase was primarily attributable to a general increase in salaries and to the net addition of 553 IT professionals since December 31, 2016, an increase of 10.6%, to satisfy growing demand for our services, which translated into an increase in salaries. Cost of revenues as a percentage of revenues increased to 64.1% for June 30, 2017 from 57.8% for June 30, 2016. The increase was primarily attributable to the lower variation in exchange rate lag with respect to actual salary increases in nominal Argentine pesos during the six months ended June 30, 2017.

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $28.4 million, or 34.4% to $111.0 million for June 30, 2017 from $82.6 million for June 30, 2016. Salaries, employee benefits and social security taxes include a $2.7 million share-based compensation expense in June 30, 2017 and $0.4 million share-based compensation expense in June 30, 2016.

Depreciation and amortization expense included in the cost of revenues increased by $0.3 million, or 15.8%, to $2.2 million for June 30, 2017 from $1.9 million for June 30, 2016.

Travel and housing increased by $0.7 million, or 23.3%, to $3.7 million for June 30, 2017 from $3.0 million for June 30, 2016. The increase was primarily attributable to growth in travel and housing prices.

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Selling, General and Administrative Expenses

Selling, general and administrative expense was $53.0 million for June 30, 2017, representing an increase of $14.9 million, or 39.1%, from $38.1 million for June 30, 2016. The increase was primarily attributable to $9.8 million increase in salaries, employee benefits, social security taxes and share based compensation related to the addition of a number of senior sales executives in our main market, the United States; a $2.7 million increase in depreciation and amortization expense; a $2.1 million increase in office and rental expenses as a result of new delivery centers; and a $0.8 million increase in professional services. The increases in office expenses, rental expenses and depreciation and amortization expense were related to the opening of our new delivery centers. Allowances for doubtful accounts decreased by $0.5 million. Selling, general and administrative expenses as a percentage of revenues increased to 28.2% for June 30, 2017 from 24.9% for June 30, 2016. Share-based compensation expense within selling, general and administrative expenses accounted for $4.0 million, or 2.1%, as a percentage of revenues for June 30, 2017, and $1.3 million, or 0.8%, as a percentage of revenues for June 30, 2016.

Impairment of Tax Credits

During the six months ended June 30, 2017, we recorded a loss for impairment of tax credits of $1.6 resulting from substantial doubt about the recoverability of the some tax credits. The allowance for impairment of tax credits is determined by estimating future uses of tax credits.

Finance Income

Finance income for the six months ended June 30, 2017 was $4.1 million compared to $11.1 million for the six months ended June 30, 2016, resulting primarily from foreign exchange gains of $3.2 million as compared to $4.5 million in June 30, 2016 and gains from short-term investments, primarily related to gains from available-for-sale investments, of $0.6 million as compared to $6.6 million in June 30, 2016.

Finance Expense

Finance expense decreased to $5.4 million for the six months ended June 30, 2017 from $13.1 million for the six months ended June 30, 2016, primarily reflecting a foreign exchange loss of $4.2 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated monetary assets, a loss of $0.6 million arising from held-for-trading investments and interest expense of $0.3 million. Other financial expenses totaled $0.3 million.

Other Income and Expenses, Net

Other income and expenses, net increased to a gain of $2.4 million for the six months ended June 30, 2017 from a gain of $0.7 million for the six months ended June 30, 2016. The increase includes a gain of $1.7 million related to the remeasurement at fair value of the call and put option over non-controlling interest explained in note 5.3.3.of our condensed interim consolidated financial statements.

Income Tax

Income tax expense amounted to $3.1 million for the six months ended June 30, 2017, a decrease of $5.3 million from a $8.4 million income tax expense for the six months ended June 30, 2016. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 22.2% for the six months ended June 30, 2017 from 33.3% for the six months ended June 30, 2016. The decrease in income tax expense and the effective tax rate was attributable to the impact of the appreciation of some currencies, mainly the Colombian peso and Mexican peso, in an average of 12.7% during the six months ended June 30, 2017 has caused that the profit before income tax of the some subsidiaries’ in local currency includes a deductible foreign exchange loss of 388, driven by accounts receivable expressed in U.S. dollars, decreasing the current income tax for the period. Additionally during the six months ended June 30, 2017 we recorded a loss for impairment of tax credits of $1.6, which is not deductible for income tax perspective, thus increase the effective tax rate of that period as compared with the six months ended June 30, 2016.

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Net Income for the Year

As a result of the foregoing, we had a net income of $11.0 million for the six months ended June 30, 2017, compared to $16.9 million for the six months ended June 30, 2016.

Three months ended June 30, 2017 compared to three months ended June 30, 2016

Revenues

Revenues were $99.6 million for the three months ended June 30, 2017, representing an increase of $19.7 million, or 24.6%, from $79.9 million for the three months ended June 30, 2016.

Revenues from North America increased by $13.3 million, or 20.5%, to $78.1 million for the three months ended June 30, 2017 from $64.8 million for the three months ended June 30, 2016. Revenues from Latin America and other countries increased by $0.8 million, or 9.8%, to $9.0 million for the three months ended June 30, 2017 from $8.2 million for the three months ended June 30, 2016. Revenues from Europe increased by $5.8 million, or 89.2%, to $12.3 million for the three months ended June 30, 2017 from $6.5 million for the three months ended June 30, 2016. Revenues from Asia decreased by $0.2 million, or 50.0%, to $0.2 million for the three months ended June 30, 2017 from $0.4 million for the three months ended June 30, 2016.

Revenues from technology and telecommunications clients increased by $1.2 million, or 9.2%, to $14.2 million for the three months ended June 30, 2017 from $13.0 million for the three months ended June 30, 2016. The increase in revenues from clients in this industry vertical was primarily attributable to gaming, consumer experience services and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $9.9 million, or 66.9%, to $24.7 million for the three months ended June 30, 2017 from $14.8 million for the three months ended June 30, 2016. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our gaming solutions, mobile applications, and consumer experience practices. Revenues from professional services clients decreased by $1.8 million, or 15.1%, to $10.1 million for the three months ended June 30, 2017 from $11.9 million for the three months ended June 30, 2016. The decrease in revenues from clients in this industry vertical was primarily attributable to lower demand for services related to enterprise consumerization, digital content and consumer experience solutions. Revenues from consumer, retail and manufacturing clients increased by $1.0 million, or 13.9%, to $8.2 million for the three months ended June 30, 2017 from $7.2 million for the three months ended June 30, 2016. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to mobile applications, testing services, user experience and social practices, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $9.6 million, or 68.1%, to $23.7 million for the three months ended June 30, 2017 from $14.1 million for the three months ended June 30, 2016. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to high performance, analytics, cloud and mobile. Revenues from travel and hospitality clients increased by $0.2 million, or 1.2%, to $16.3 million for the three months ended June 30, 2017 from $16.1 million for the three months ended June 30, 2016. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals decreased by $0.4 million, or 14.3%, to $2.4 million for the three months ended June 30, 2017 from $2.8 million for the three months ended June 30, 2016.

Revenues from our top ten clients for the three months ended June 30, 2017 increased by $6.6 million, or 17.8%, to $43.7 million from revenues of $37.1 million for the three months ended June 30, 2016, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest clients for the three months ended June 30, 2016, Southwest Airlines Co., decreased by $1.4 million, or 17.5%, to $6.6 million for the three months ended June 30, 2017 from $8.0 million for the three months ended June 30, 2016. Revenues from our largest client for the three months ended June 30, 2017, Walt Disney Parks and Resorts Online, increased by $3.4 million, or 50.7%, to $10.1 million for the three months ended June 30, 2017 from $6.7 million for the three months ended June 30, 2016.

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Cost of Revenues

Cost of revenues was $65.2 million for the three months ended June 30, 2017, representing an increase of $18.0 million, or 38.1%, from $47.2 million for the three months ended June 30, 2016. The increase was primarily attributable to a general increase in salaries and to the IT professionals since December 31, 2016, an increase to satisfy growing demand for our services, which translated into an increase in salaries and travel expenses. Cost of revenues as a percentage of revenues increased to 65.5% for the three months ended June 30, 2017 from 59.0% for the three months ended June 30, 2016. The increase was primarily attributable to the exchange rate lag with respect to actual salary increases in nominal Argentine pesos during 2017, increasing our average cost per employee, and also driven by the growth in our IT´s professional´s headcount.

Salaries, employee benefits, social security taxes and share based compensation, the main component of cost of revenues, increased by $16.6 million, or 37.8% to $60.5 million for the three months ended June 30, 2017 from $43.9 million for the three months ended June 30, 2016. Salaries, employee benefits and social security taxes include a $2.5 million share-based compensation expense in the three months ended June 30, 2017 and $0.3 million share-based compensation expense in the three months ended June 30, 2016.

Depreciation and amortization expense included in the cost of revenues increased by $0.1 million, or 10.0%, to $1.1 million for the three months ended June 30, 2017 from $1.0 million for the three months ended June 30, 2016. The increase was primarily attributable to an increase in software licenses acquired in 2016 related to the delivery of our services.

Travel and housing increased by $0.1 million, or 5.9%, to $1.8 million for the three months ended June 30, 2017 from $1.7 million for the three months ended June 30, 2016. The increase was primarily attributable to efficiencies in the allocation of employees to projects.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $29.1 million for the three months ended June 30, 2017, representing an increase of $8.8 million, or 43.3%, from $20.3 million for the three months ended June 30, 2016. The increase was primarily attributable to a $5.8 million increase in salaries, employee benefits, social security taxes and share based compensation related to the addition of a number of senior sales executives in our main market, the United States; a $1.5 million increase in depreciation and amortization expense; a $1.1 million increase in office and rental expenses as a result of new delivery centers. The increases in office expenses, rental expenses and depreciation and amortization expense were related to the opening of the new delivery centers. In addition, there was a $0.1 million increase in professional fees including audit and other professional services. Allowances for doubtful accounts decreased by $0.1 million. Selling, general and administrative expenses as a percentage of revenues increased to 29.2% for the three months ended June 30, 2017 from 25.4% for the three months ended June 30, 2016. Share-based compensation expense within selling, general and administrative expenses accounted for $3.4 million, or 3.4%, as a percentage of revenues for the three months ended June 30, 2017, and $0.9 million, or 1.1%, as a percentage of revenues for the three months ended June 30, 2016.

Impairment of Tax Credits

During the three months ended June 30, 2017, we recorded a loss for impairment of tax credits of $1.6 resulting from substantial doubt about the recoverability of the some tax credits. The allowance for impairment of tax credits is determined by estimating future uses of tax credits.

Finance Income

Finance income for the three months ended June 30, 2017 was $2.0 million compared to $4.2 million for the three months ended June 30, 2016, resulting primarily from foreign exchange gains of $1.5 million as compared to $0.5 million for the three months ended June 30, 2016 and investment gains of $0.3 million as compared to $3.7 million for the three months ended June 30, 2016.

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Finance Expense

Finance expense decreased to $3.3 million for the three months ended June 30, 2017 from $5.7 million for the three months ended June 30, 2016, primarily reflecting a foreign exchange loss of $2.6 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated monetary assets, a loss of $0.3 million arising from held-for-trading investments and interest expense of $0.2 million. Other financial expenses totaled $0.2 million.

Other Income and Expenses, Net

Other income and expenses, was a gain of $0.7 for the three months ended June 30, 2017 and June 30, 2016.

Income Tax

Income tax expense amounted to $1.0 million for the three months ended June 30, 2017, a decrease of $1.7 million from a $2.7 million income tax expense for the three months ended June 30, 2016. However, our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) increased to 31.2% for the three months ended June 30, 2017 from 23.0% for the three months ended June 30, 2016. The increase in effective income tax rate for the three months ended June 30, 2017 was principally driven by the loss for impairment of tax credits of $1.6, recorded during the three months ended June 30, 2017, which is not deductible for income tax perspective, thus increase the effective tax rate of that period as compared with the three months period ended June 30, 2016. Without considering this impact the effective tax rate would be 21% thus the decrease in income tax rate was attributable to the impact of the appreciation of some currencies, mainly Colombian peso and Mexican peso, during the three months ended June 30, 2017.

Net Income (loss) for the Year

As a result of the foregoing, we had a net loss of $2.1 million for the three months ended June 30, 2017, compared to a net gain of $8.9 million for the three months ended June 30, 2016.

Reconciliation of Alternative Performance Measures

Overview

To supplement our financial measures prepared in accordance with IFRS, we use certain non-IFRS financial measures including (i) adjusted diluted earnings per share (“EPS”), (ii) adjusted net income, (iii) adjusted gross profit, (iv) adjusted selling, general and administrative ("SG&A") expenses, and (v) adjusted profit from operations. These measures do not have any standardized meaning under IFRS, and other companies may use similarly titled non-IFRS financial measures that are calculated differently from the way we calculate such measures. Accordingly, our non-IFRS financial measures may not be comparable to similar non-IFRS measures presented by other companies. We caution investors not to place undue reliance on such non-IFRS measures, but instead to consider them with the most directly comparable IFRS measures. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation. They should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

The reconciliations of these non-IFRS measures to the most directly comparable financial measures calculated and presented in accordance with IFRS are shown in the tables below. We use these non-IFRS measures as key metrics in the evaluation of our performance and our consolidated financial results. We believe these non-IFRS measures are useful to investors in their assessment of our operating performance and the valuation of our company. In addition, these non-IFRS measures address questions we routinely receive from analysts and investors and, in order to assure that all investors have access to similar data, we have determined that it is appropriate to make this data available to all investors.

Adjusted Diluted EPS and Adjusted Net Income

We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly comparable to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures of adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as impairment of tax credits, share-based compensation expense and expense related to the US settlement agreement (See “Operating and Financial Review and Prospects - Legal Proceedings”).

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Adjusted Gross Profit and Adjusted SG&A Expenses

We utilize non-IFRS measures of adjusted gross profit and adjusted SG&A expenses as supplemental measures for period-to-period comparisons. Adjusted gross profit and adjusted SG&A expenses are most directly comparable to the IFRS measures of gross profit and selling, general and administrative expenses, respectively. Our non-IFRS measures of adjusted gross profit and adjusted SG&A expenses exclude the impact of certain items, such as amortization and depreciation expense and share-based compensation expense.

Adjusted Profit from Operations

We utilize the non-IFRS measure of adjusted profit from operations as a supplemental measure for period-to-period comparisons. Adjusted profit from operations is most directly comparable to the IFRS measure of profit from operations. Adjusted profit from operations excludes the impact of certain items, such as share-based compensation expense and impairment of tax credits.

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	Six months ended		Three months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Reconciliation of adjusted gross profit
Gross profit	$67,594	$64,731	$34,346	$32,763
Adjustments
Depreciation and amortization expense	2,199	1,929	1,097	1,015
Share-based compensation expense	2,730	448	2,452	304
Adjusted gross profit	$72,523	$67,108	$37,895	$34,082
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(53,023)	$(38,088)	$(29,128)	$(20,319)
Adjustments
Depreciation and amortization expense	5,481	2,767	2,885	1,433
Share-based compensation expense	4,028	1,286	3,429	935
Adjusted selling, general and administrative expenses	$(43,514)	$(34,035)	$(22,814)	$(17,951)
Reconciliation of adjusted profit from operations
Profit from operations	$12,985	$26,643	$3,632	$12,444
Adjustments
Impairment of tax credits	1,586	—	1,586	—
Share-based compensation expense	6,758	1,734	5,881	1,239
Adjusted profit from operations	$21,329	$28,377	$11,099	$13,683
Reconciliation of adjusted net income for the period
Net income for the period	$10,954	$16,854	$2,098	$8,938
Adjustments
Share-based compensation expense	6,758	1,734	5,881	1,239
Impairment of tax credits	1,586	—	1,586	—
Adjusted net income for the period	$19,298	$18,588	$9,565	$10,177

Calculation of adjusted diluted EPS
Adjusted net income	19,298	18,588	9,565	10,177
Diluted shares	35,979	35,182	36,034	35,230
Adjusted diluted EPS	0.54	0.53	0.27	0.29

Other data:
Adjusted gross profit	72,523	67,108	37,895	34,082
Adjusted gross profit margin percentage	38.5%	43.8%	38.1%	42.6%
Adjusted selling, general and administrative expenses	(43,514)	(34,035)	(22,814)	(17,951)
Adjusted profit from operations	21,329	28,377	11,099	13,683
Adjusted profit from operations margin percentage	11.3%	18.5%	11.1%	17.1%
Adjusted net income for the period	19,298	18,588	9,565	10,177
Adjusted net income margin percentage for the period	10.2%	12.1%	9.6%	12.7%

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C. Principal risks and uncertainties.

You should carefully consider the risks and uncertainties described below, together with the other information contained in this half year financial report, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations and financial condition. The market price of our common shares could decline due to any of these risks and uncertainties, and you could lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

Quantitative and qualitative disclosures about market risk

Our market risk exposure results primarily from concentration of credit risk, fluctuations in interest rates and foreign currency rates and inflation. We do not engage in trading of derivative instruments for speculative purposes.

Concentration of Credit and Other Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and bank balances, short-term investments and trade receivables. These financial instruments approximate fair value due to short-term maturities. We maintain our cash and bank balances and short-term investments with high credit quality financial institutions. Our investment portfolio is primarily comprised of time deposits and corporate and treasury bonds. We believe that our credit policies reflect normal industry terms and business risk. We do not anticipate non-performance by the counterparties and, accordingly, do not require collateral.

Trade receivables are generally dispersed across our clients in proportion to the revenues we generate from them. For the six months ended June 30, 2017 and the year ended December 31, 2016 our top five clients accounted for 31.4% and 33.7%, respectively, of our net revenues. Our top clients for the six months ended June 30, 2017 and the year ended December 31, 2016, Walt Disney Parks and Resorts Online and Southwest Airlines Co., accounted for 9.9% and 9.7% of our revenues, respectively. As of June 30, 2017, accounts receivable from Walt Disney Parks and Resorts Online represented 14.9% of our total accounts receivable; whereas accounts receivable from Southwest Airlines Co. represented 9.9% of our total accounts receivable to December 31, 2016.

Credit losses and write-offs of trade receivable balances have historically not been material to our consolidated financial statements.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and bank balances and our credit facilities. Our credit lines in Argentina bear interest at fixed rates ranging from 15.25% and 15.50% in local currency, and around 1.3% and 1.5% in U.S. dollars. We do not use derivative financial instruments to hedge our risk of interest rate volatility.

Based on our debt position as of June 30, 2017, if we needed to refinance our existing debt, a 1% increase in interest rates would not materially impact us.

We have not been exposed to material risks due to changes in market interest rates. However, our future financial costs related to borrowings may increase and our financial income may decrease due to changes in market interest rates.

Foreign Exchange Risk

Our exchange rate risk arises in the ordinary course of our business primarily from our foreign currency expenses and, to a lesser extent, revenues. We are also exposed to exchange rate risk on the portion of our cash and bank balances, investments and trade receivables that is denominated in currencies other than the U.S. dollar and on other receivables, such as Argentine tax credits.

Our consolidated financial statements are prepared in U.S. dollars. Because the majority of our operations are conducted in Latin America and Asia, we incur the majority of our operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Colombian peso, Mexican peso, Indian rupees and Brazilian real. 88.1% of our revenues for the six months ended June 30, 2017 was generated in U.S. dollars, with the balance being generated primarily in Euros and, to a lesser extent, other currencies (including Euros, the Argentine peso, the Colombian peso, the Mexican peso and the Brazilian real). The following table shows the breakdown of our revenues by the currencies in which they were generated during the six months ended ended June 30, 2017 and June 30, 2016, and the three months ended June 30, 2017 and June 30, 2016, respectively.

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	Six months ended				Three months ended
	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
By Currency
USD	$165,875	88.1%	$140,039	91.4%	$87,268	87.6%	$72,675	90.9%
EUR	13,302	7.1%	4,062	2.7%	8,082	8.1%	2,050	2.6%
GBP	2,208	1.2%	1,221	0.8%	847	0.9%	956	1.2%
Others	6,946	3.6%	7,930	5.1%	3,392	3.4%	4,245	5.3%
Revenues	$188,331	100%	$153,252	100%	$99,589	100%	$79,926	100%

A small percentage of our trade receivables is generated from net revenues earned in non-U.S. dollar currencies (primarily Euros, British pounds sterling, the Brazilian real, the Uruguayan peso, the Colombian peso the Mexican peso and the Argentine peso).

Our results of operations can be affected if the Argentine peso, Colombian peso, Uruguayan peso, Mexican peso, Reais, Euros or British pound appreciate or depreciate against the U.S. dollar.

A 30% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $7.1 million increase in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 30% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $1.5 million gain. As a result, the combined effect on our income statement would have been a $8.6 million increase in our net income for the six months ended June 30, 2017.

We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the six months ended June 30, 2017, our principal Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., maintain foreign exchange forward contracts to reduce their risk of exposure to fluctuations in foreign currency. As of the June 30, 2017 and December 31, 2016, the foreign exchange forward contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. We may in the future, as circumstances warrant, decide to enter into derivative transactions to reduce our exposure to appreciation or depreciation in the value of certain foreign currencies.

Wage Inflation Risk

Argentina has experienced significant levels of inflation in recent years. According to the INDEC, the consumer price index increased 10.8% in 2012, 10.9% in 2013, 21.7% in 2014, 23.9% in 2015 and 11.8% in first half of 2017. Inflation data released by the INDEC has been criticized by economists and investors as understating inflation in Argentina. In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015, by 31.4% in 2016 and by 11.6% in the first six month of 2017. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 26.9% in 2015, by 41.0% in 2016 and by 13.0% in the first six month of 2017. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based of these reforms, in June 2016 the INDEC resumed its publication of the CPI. See “Risks Related to Operating in Latin America and Argentina — Argentina — Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.” and “Risks Related to Operating in Latin America and Argentina — Argentina — The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets.” The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, the impact of wage inflation will be partially offset, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will be increased. As of June 30, 2017, approximately 43.3% of our employees were based in Argentina, where wages can be influenced by current inflation rates. Assuming a constant exchange rate and no ability to increase prices, for every 10.0% increase in wage inflation in Argentina we would experience an estimated decrease of approximately $7.4 million in net income for the year.

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Risks Related to Our Business and Industry

If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected.

Our profitability and the cost of providing our services are affected by our utilization rate of the Globers in our Studios. If we are not able to maintain appropriate utilization rates for our professionals, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:

•	our ability to transition Globers from completed projects to new assignments and to hire and integrate new employees;
•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our delivery centers;
•	our ability to manage the attrition of our IT professionals; and
•	our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.

Our revenue could also suffer if we misjudge demand patterns and do not recruit sufficient employees to satisfy demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to pay penalties or lose contracts or clients. In addition, we could incur increased payroll costs, which would negatively affect our utilization rates and our business.

Increases in our current levels of attrition may increase our operating costs and adversely affect our future business prospects.

The total attrition rate among our Globers was 18.1% and 19.3% as of June 30, 2017 and December 31, 2016, respectively. If our attrition rate were to increase, our operating efficiency and productivity may decrease. We compete for talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training needed to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

If the pricing structures that we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operation.

We perform our services primarily under time-and-materials contracts (where materials costs consist of travel and out-of-pocket expenses). We charge out the services performed by our Globers under these contracts at hourly rates that are agreed to at the time the contract is entered into. The hourly rates and other pricing terms negotiated with our clients are highly dependent on the complexity of the project, the mix of staffing we anticipate using on it, internal forecasts of our operating costs and predictions of increases in those costs influenced by wage inflation and other marketplace factors. Our predictions are based on limited data and could turn out to be inaccurate. Typically, we do not have the ability to increase the hourly rates established at the outset of a client project in order to pass through to our client increases in salary costs driven by wage inflation and other marketplace factors. Because we conduct a substantial part of our operations through our operating subsidiaries located in Argentina, we are subject to the effects of wage inflation and other marketplace factors in Argentina, which have increased significantly in recent years. If increases in salary and other operating costs at our Argentine subsidiaries exceed our internal forecasts, the hourly rates established under our time-and-materials contracts might not be sufficient to recover those increased operating costs, which would make those contracts unprofitable for us, thereby adversely affecting our results of operations, financial condition and cash flows from operations.

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In addition to our time-and-materials contracts, we undertake some engagements on a fixed-price basis. Revenues from our fixed-price contracts represented approximately 6.2% and 5.3% of total revenues for the six months ended June 30, 2017 and June 30, 2016, respectively. Our pricing in a fixed-price contract is highly dependent on our assumptions and forecasts about the costs we will incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us accurately to estimate the resources and time required to complete a fixed-price contract on time and on budget or any unexpected increase in the cost of our Globers assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have a material adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predictions could render contracts that would have been favorable to us when signed unfavorable.

We may not be able to achieve anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects.

We intend to continue our expansion in the foreseeable future and to pursue existing and potential market opportunities. As we add new Studios, introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and we may not be able to mitigate these risks and challenges to successfully grow those services or markets. We may not be able to achieve our anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects.

If we are unable to effectively manage the rapid growth of our business, our management personnel, systems and resources could face significant strains, which could adversely affect our results of operations.

We have experienced, and continue to experience, rapid growth in our headcount, operations and revenues, which has placed, and will continue to place, significant demands on our management and operational and financial infrastructure. Additionally, the longer-term transition in our delivery mix from Argentina-based staffing to increasingly decentralized staffing in Latin America, the United States and India has also placed additional operational and structural demands on our resources. Our future growth depends on recruiting, hiring and training technology professionals, growing our international operations, expanding our delivery capabilities, adding effective sales staff and management personnel, adding service offerings, maintaining existing clients and winning new business. Effective management of these and other growth initiatives will require us to continue to improve our infrastructure, execution standards and ability to expand services. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our engagements, our ability to attract and retain IT professionals and our business, results of operations and financial condition.

If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected.

Our future success heavily depends upon the continued services of our senior management team and other key employees. We currently do not maintain key man life insurance for any of our founders, members of our senior management team or other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, in which case our business may be severely disrupted.

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If any of our senior management team or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key IT professionals and staff members to them. Also, if any of our sales executives or other sales personnel, who generally maintain a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients to that company, and our revenues may be materially adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. If any dispute arises between any members of our senior management team or key employees and us, any noncompetition, non-solicitation and nondisclosure agreements we have with our founders, senior executives or key employees might not provide effective protection to us in light of legal uncertainties associated with the enforceability of such agreements.

If we are unable to attract and retain highly-skilled IT professionals, we may not be able to maintain client relationships and grow effectively, which may adversely affect our business, results of operations and financial condition.

Our business is labor intensive and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. We believe that there is significant competition for technology professionals in Latin America, the United States, Europe, Asia and elsewhere who possess the technical skills and experience necessary to deliver our services, and that such competition is likely to continue for the foreseeable future. As a result, the technology industry generally experiences a significant rate of turnover of its workforce. Our business plan is based on hiring and training a significant number of additional technology professionals each year in order to meet anticipated turnover and increased staffing needs. Our ability to properly staff projects, to maintain and renew existing engagements and to win new business depends, in large part, on our ability to hire and retain qualified IT professionals.

We cannot assure you that we will be able to recruit and train a sufficient number of qualified professionals or that we will be successful in retaining current or future employees. Increased hiring by technology companies, particularly in Latin America, the United States, Asia and Europe, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the locations where we operate and hire. Failure to hire and train or retain qualified technology professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.

If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our revenues and results of operations to suffer.

Our success depends on delivering digital journeys that leverage emerging technologies and emerging market trends to drive increased revenues and effective communication with customers. Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest significant resources in research and development to stay abreast of technology developments so that we may continue to deliver digital journeys that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenues and results of operations could suffer. Our results of operations would also suffer if our innovations are not responsive to the needs of our clients, are not appropriately timed with market opportunities or are not effectively brought to market. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to compete on other fronts in addition to the quality of our services and to expend significant resources in order to remain competitive, which we may be unable to do.

If the current effective income tax rate payable by us in any country in which we operate is increased or if we lose any country-specific tax benefits, then our financial condition and results of operations may be adversely affected.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties.

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We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions. Transfer pricing regulations require that any international transaction involving associated enterprises be on arm’s-length terms. We consider the transactions among our subsidiaries to be on arm’s-length terms. The determination of our consolidated provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

Under Argentina’s Law No. 25,922 (Ley de Promoción de la Industria de Software), as amended by Law No. 26,692 (the “Software Promotion Law”), our operating subsidiaries in Argentina benefit from a 60% reduction in their corporate income tax rate (as applied to income from promoted software activities) and a tax credit of up to 70% of amounts paid for certain social security taxes (contributions) that may be offset against value-added tax liabilities. Law No. 26,692, the 2011 amendment to the Software Promotion Law (“Law No. 26,692”), also allows such tax credits to be applied to reduce our Argentine subsidiaries’ corporate income tax liability by a percentage not higher than the subsidiaries’ declared percentage of exports and extends the tax benefits under the Software Promotion Law until December 31, 2019.

On September 16, 2013, the Argentine government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotion Law. Regulatory Decree No. 1315/2013 introduced specific requirements to qualify for the tax benefits contemplated by the Software Promotion Law. In particular, Regulatory Decree No. 1315/2013 provides that from September 17, 2014 through December 31, 2019, only those companies that are accepted for registration in the National Registry of Software Producers (Registro Nacional de Productores de Software y Servicios Informaticos) maintained by the Assistant Secretary of Technological and Productive Services (Subsecretaría de Servicios Tecnológicos y Productivos) - former Secretary of Industry (Secretaria de Industria del Ministerio de Industria)- will be entitled to participate in the benefits of the Software Promotion Law.

On March 11, 2014, the Argentine Federal Administration of Public Revenue (Administración Federal de Ingresos Publicos, or “AFIP”) issued General Resolution No. 3,597 (“General Resolution No. 3,597”). This measure provides that, as a further prerequisite to participation in the benefits of the Software Promotion Law, exporters of software and related services must register in a newly established Special Registry of Exporters of Services (Registro Especial de Exportadores de Servicios). In addition, General Resolution No. 3,597 states that any tax credits generated under the Software Promotion Law by a participant in the Software Promotion Law will only be valid until September 17, 2014.

According to the abovementioned regulations, on March 14, May 21 and May 28, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A., respectively, were accepted for registration in the Special Registry of Exporters of Services.

On June 25, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A. applied for registration in the National Registry of Software Producers.

The Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of our subsidiaries as follows: (i) Sistemas Globales S.A. on March 18, 2015 and (ii) Huddle Group and IAFH Global S.A. on April 13, 2015. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which have occurred upon its date of publication in the Argentine government’s official gazette on before mentioned dates).

On May 7, 2015, Huddle Group deregistered from the National Registry of Software Producers before the Subsecretary of Industry, as the subsidiary had discontinued activities since January 1, 2015. As a result of the deregistration, Huddle Group S.A., the Argentine subsidiary of the Huddle Group, became subject to a 35% corporate income tax rate effective January 1, 2015.

Our subsidiary in Uruguay, Sistemas Globales Uruguay S.A., which is situated in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

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Additionally, services provided by Difier are exempted from income tax in Uruguay. The exemption applies to software development services as long as they are exported and utilized abroad.

In India, under the Special Economic Zones Act of 2005, the services provided by export-oriented companies within Special Economic Zones (each a "SEZ") are eligible for a deduction of 100% of the profits or gains derived from the export of services for the first five years from the financial year in which the company commenced the provision of services and 50% of such profits or gains for the five years thereafter. Companies must meet the conditions under Section 10AA of Income Tax Act to be eligible for the benefit.  Other tax benefits are also available for registered SEZ companies. Our Indian subsidiary is subject to corporate income tax at the rate of 34.61%, including surcharges. Our Indian subsidiary currently has one location in Pune that is registered as SEZ unit. We expect to apply the related tax benefits during the Indian subsidiary´s fiscal years 2017 (which ends on March 31, 2018) and 2018.

If the Indian government changes its policies after our Indian subsidiary obtains registration in the SEZ, our business, results of operations and financial condition may be adversely affected. With the growth of our business in the SEZ, our Indian subsidiary may be required to compute its tax liability under Minimum Alternate Tax ("MAT") in future years as its tax liability under the general tax provisions may be lower compared to the MAT liability.

If these tax incentives in Argentina, India and Uruguay are changed, terminated, not extended or made unavailable, or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operations. See “Operating and Financial Review and Prospects — Operating Results — Certain Income Statement Line Items — Income Tax Expense”.

If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients. During the six months ended June 30, 2017 and June 30, 2016, our largest customer based on revenues, Walt Disney Parks and Resorts Online accounted for 9.9%, in both periods. During the six months ended June 30, 2017 and June 30, 2016, our ten largest clients accounted for 43.4% and 47.2% of our revenues, respectively.

Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, most of our client contracts are limited to short-term, discrete projects without any commitment to a specific volume of business or future work, and the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients’ exclusive technology services provider. A major client in one year may not provide the same level of revenues for us in any subsequent year. The technology services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of technology services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service.

In addition, a number of factors, including the following, other than our performance could cause the loss of or reduction in business or revenues from a client and these factors are not predictable:

•	our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.
•	the business or financial condition of that client or the economy generally;
•	a change in strategic priorities by that client, resulting in a reduced level of spending on technology services;
•	a demand for price reductions by that client; and
•	a decision by that client to move work in-house or to one or several of our competitors.

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The loss or diminution in business from any of our major clients could have a material adverse effect on our revenues and results of operations.

Our revenues, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in the United States, Europe or the global economy worsen.

We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Europe. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S. or European economies weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenues and profitability.

The new U.S. administration has called for changes to domestic and foreign policy, including but not limited to changes to existing trade agreements, import and export regulations, immigration, tariffs and customs duties, tax regulations, environmental regulations and other areas that become subject to significant changes. We cannot predict the impact, if any, the policies adopted by the new U.S. administration will have on our business. Such policies, should they occur, could result in general business interruptions, delays from difficulties in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, longer payment cycles, increased taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have a material adverse effect on our business.

The ongoing financial crisis in Europe (including concerns that certain European countries may default in payments due on their national debt) and the resulting economic uncertainty could adversely impact our operating results unless and until economic conditions in Europe improve and the prospect of national debt defaults in Europe decline. To the extent that these adverse economic conditions continue or worsen, they will likely have a negative effect on our business. In addition, if the U.K.’s recent referendum to exit from the E.U., known as Brexit, is implemented, its effects on us will depend on the resulting agreements regarding trade and travel made between the United Kingdom and European Union.

If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be adversely affected.

We face intense competition from technology and IT services providers, and an increase in competition, our inability to compete successfully, pricing pressures or loss of market share could materially adversely affect our revenues, results of operations and financial condition.

The market for technology and IT services is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards and we expect competition to intensify. We believe that the principal competitive factors that we face are the ability to innovate; technical expertise and industry knowledge; end-to-end solution offerings; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients’ business needs; scale; financial stability; and price.

We face competition primarily from large global consulting and outsourcing firms, digital agencies and design firms, traditional technology outsourcing providers, and the in-house product development departments of our clients and potential clients. Many of our competitors have substantially greater financial, technical and marketing resources and greater name recognition than we do. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IT services. Companies based in some emerging markets also present significant price competition due to their competitive cost structures and tax advantages.

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In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new technology services providers. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs as opposed to relying on a third-party vendor, such as our company. The technology services industry is also undergoing consolidation, which may result in increased competition in our target markets in the United States and Europe from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot assure you that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.

Our business depends on a strong brand and corporate reputation, and if we are not able to maintain and enhance our brand, our ability to expand our client base will be impaired and our business and operating results will be adversely affected.

Since many of our specific client engagements involve highly tailored solutions, our corporate reputation is a significant factor in our clients’ and prospective clients’ determination of whether to engage us. We believe the Globant brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented IT professionals. However, our corporate reputation is susceptible to damage by actions or statements made by current or former employees or clients, competitors, vendors, adversaries in legal proceedings and government regulators, as well as members of the investment community and the media. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of our Globant brand name and could reduce investor confidence in us and result in a decline in the price of our common shares.

We are seeking to expand our presence in the United States, which entails significant expenses and deployment of employees on-site with our clients. If we are unable to manage our operational expansion into the United States, it may adversely affect our business, results of operations and prospects.

A key element of Globant’s strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. In particular, we intend to focus our recruitment efforts on the United States. Client demands, the availability of high-quality technical and operational personnel at attractive compensation rates, regulatory environments and other pertinent factors may vary significantly by region and our experience in the markets in which we currently operate may not be applicable to other regions. As a result, we may not be able to leverage our experience to expand our delivery footprint effectively into our target markets in the United States. If we are unable to manage our expansion efforts effectively, if our expansion plans take longer to implement than expected or if our costs for these efforts exceed our expectations, our business, results of operations and prospects could be materially adversely affected.

If a significant number of our Globers were to join unions, our labor costs and our business could be negatively affected.

As of June 30, 2017, we had 68 Globers, 60 working at our delivery center located in Rosario, Argentina, who are covered by a collective bargaining agreement with the Federación Argentina de Empleados de Comercio y Servicios (“FAECYS”), which is renewed on an annual basis. In addition, our primary Argentine subsidiary is defending a lawsuit filed by FAECYS in which FAECYS is demanding the application of its collective labor agreement to unspecified categories of employees of that subsidiary. According to FAECYS’s claim, our principal Argentine subsidiary would have been required to withhold and transfer to FAECYS an amount equal to 0.5% of the gross monthly salaries of that subsidiary’s payroll from October 2006 to October 2011. Furthermore, FAECYS’ claim may be increased to cover withholdings from October 2006 through the date of a future judgment. Several Argentine technology companies are facing similar lawsuits filed by FAECYS which have been decided in favor of both the companies and FAECYS. Under Argentine law, judicial decisions only apply to the particular case at hand. There is no stare decisis and courts’ decisions are not binding on lower courts even in the same jurisdiction although they may be used as guidelines on other similar cases. See “Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” and the notes to our consolidated financial statements. If a significant additional number of our Globers were to join unions, our labor costs and our business could be negatively affected.

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Our revenues are dependent on a limited number of industries, and any decrease in demand for technology services in these industries could reduce our revenues and adversely affect our results of operations.

A substantial portion of our clients are concentrated in the following industries: media and entertainment; travel and hospitality; banks, financial services and insurance; and, technology and telecommunications which industries, in the aggregate, constituted 78.0% and 73.9% of our total revenues for the six months ended June 30, 2017 and June 30, 2016, respectively. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase technology services or to move such services in-house.

A downturn in any of these or our targeted industries, a slowdown or reversal of the trend to spend on technology services in any of these industries could result in a decrease in the demand for our services and materially adversely affect our revenues, financial condition and results of operations. For example, a worsening of economic conditions in the media and entertainment industry and significant consolidation in that industry may reduce the demand for our services and negatively affect our revenues and profitability.

Other developments in the industries in which we operate may also lead to a decline in the demand for our services in these industries, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may adversely affect our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could adversely affect our revenues, results of operations and financial condition.

We have a relatively short operating history and operate in a rapidly evolving industry, which makes it difficult to evaluate our future prospects, may increase the risk that we will not continue to be successful and, accordingly, increases the risk of your investment.

Our company was founded in 2003 and, therefore, has a relatively short operating history. In addition, the technology services industry itself is continuously evolving. Competition, fueled by rapidly changing consumer demands and constant technological developments, renders the technology services industry one in which success and performance metrics are difficult to predict and measure. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how any company’s services, including ours, will be received in the market. While enterprises have been willing to devote significant resources to incorporate emerging technologies and related market trends into their business models, enterprises may not continue to spend any significant portion of their budgets on our services in the future. Neither our past financial performance nor the past financial performance of any other company in the technology services industry is indicative of how our company will fare financially in the future. Our future profits may vary substantially from those of other companies, and those we have achieved in the past, making investment in our company risky and speculative. If our clients’ demand for our services declines, as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our results of operations and financial condition would be adversely affected.

We are investing substantial cash in new facilities and physical infrastructure, and our profitability and cash flows could be reduced if our business does not grow proportionately.

We have made and continue to make significant contractual commitments related to capital expenditures on construction or expansion of our delivery centers. We may encounter cost overruns or project delays in connection with opening new facilities. These expansions will likely increase our fixed costs and if we are unable to grow our business and revenues proportionately, our profitability and cash flows may be negatively affected.

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If we cause disruptions in our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us, which could cause us to lose clients, have a negative effect on our corporate reputation and adversely affect our results of operations.

If our Globers make errors in the course of delivering services to our clients or fail to consistently meet service requirements of a client, these errors or failures could disrupt the client’s business, which could result in a reduction in our revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our corporate reputation and limit our ability to attract new business.

The services we provide are often critical to our clients’ businesses. Certain of our client contracts require us to comply with security obligations including maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, and adversely affect our results of operations.

Under our client contracts, our liability for breach of our obligations is in some cases limited pursuant to the terms of the contract. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

We may face losses or reputational damage if our software solutions turn out to contain undetected software defects.

A significant amount of our business involves developing software solutions for our clients as part of our provision of technology services. We are required to make certain representations and warranties to our clients regarding the quality and functionality of our software. Any undetected software defects could result in liability to our clients under certain contracts as well as losses resulting from any litigation initiated by clients due to any losses sustained as a result of the defects. Any such liability or losses could have an adverse effect on our financial condition as well as on our reputation with our clients and in the technology services market in general.

Our client relationships, revenues, results of operations and financial condition may be adversely affected if we experience disruptions in our Internet infrastructure, telecommunications or IT systems.

Disruptions in telecommunications, system failures, Internet infrastructure or computer virus attacks could damage our reputation and harm our ability to deliver services to our clients, which could result in client dissatisfaction and a loss of business and related reduction of our revenues. We may not be able to consistently maintain active voice and data communications between our various global operations and with our clients due to disruptions in telecommunication networks and power supply, system failures or computer virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance and our ability to complete projects on time. Such failure to perform on client contracts could have a material adverse effect on our business, results of operations and financial condition.

If our computer system is or becomes vulnerable to security breaches, or if any of our employees misappropriates data, we may face reputational damage, lose clients and revenues, or incur losses.

We often have access to or are required to collect and store confidential client and customer data. Many of our client contracts do not limit our potential liability for breaches of confidentiality. If any person, including any of our Globers or former Globers, penetrates our network security or misappropriates data or code that belongs to us, our clients, or our clients’ customers, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws.

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Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure, loss or theft of confidential information or intellectual property belonging to our clients or our clients’ customers, or otherwise, could damage our reputation, cause us to lose clients and revenues, and result in financial and other potential losses by us.

Our business, results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate.

Since we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-bribery, whistle blowing, internal and disclosure control obligations, data protection and privacy and labor relations. Our failure to comply with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact on our reputation. Our failure to comply with these regulations in connection with the performance of our obligations to our clients could also result in liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights.

Due to our operating in a number of countries in Latin America, the United States, Europe and India, we are also subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, employee health safety and wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former Globers individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of noncompete and confidentiality provisions of our employees’ former employment agreements with such third parties. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent unauthorized use of our intellectual property and our intellectual property rights may not be adequate to protect our business, competitive position, results of operations and financial condition.

Our success depends in part on certain methodologies, practices, tools and technical expertise our company utilizes in designing, developing, implementing and maintaining applications and other proprietary intellectual capital. In order to protect our rights in this intellectual capital, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, patent, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients and limit access to and distribution of our proprietary information.

We hold several trademarks and intend to submit additional U.S. federal and foreign trademark applications for developments relating to additional service offerings in the future. We cannot assure you that we will be successful in maintaining existing or obtaining future intellectual property rights or registrations. There can be no assurance that the laws, rules, regulations and treaties in the countries in which we operate in effect now or in the future or the contractual and other protective measures we take are adequate to protect us from misappropriation or unauthorized use of our intellectual capital or that such laws, rules, regulations and treaties will not change.

We cannot assure you that we will be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights or that any such steps will be successful. We cannot assure you that we have taken all necessary steps to enforce our intellectual property rights in every jurisdiction in which we operate and we cannot assure you that the intellectual property laws of any jurisdiction in which we operate are adequate to protect our interest or that any favorable judgment obtained by us with respect thereto will be enforced in the courts. Misappropriation by third parties of, or other failure to protect, our intellectual property, including the costs of enforcing our intellectual property rights, could have a material adverse effect on our business, competitive position, results of operations and financial condition.

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If we incur any liability for a violation of the intellectual property rights of others, our reputation, business, financial condition and prospects may be adversely affected.

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. We typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights, which subjects us to the risk of indemnification claims. These claims may require us to initiate or defend protracted and costly litigation on behalf of our clients, regardless of the merits of these claims and are often not subject to liability limits or exclusion of consequential, indirect or punitive damages. If any of these claims succeed, we may be forced to pay damages on behalf of our clients, redesign or cease offering our allegedly infringing services or solutions, or obtain licenses for the intellectual property such services or solutions allegedly infringe. If we cannot obtain all necessary licenses on commercially reasonable terms, our clients may stop using our services or solutions.

Further, our current and former Globers could challenge our exclusive rights to the software they have developed in the course of their employment. In certain countries in which we operate, an employer is deemed to own the copyright work created by its employees during the course, and within the scope, of their employment, but the employer may be required to satisfy additional legal requirements in order to make further use and dispose of such works. While we believe that we have complied with all such requirements, and have fulfilled all requirements necessary to acquire all rights in software developed by our independent contractors, these requirements are often ambiguously defined and enforced. As a result, we cannot assure you that we would be successful in defending against any claim by our current or former Globers or independent contractors challenging our exclusive rights over the use and transfer of works those Globers or independent contractors created or requesting additional compensation for such works.

We are subject to additional risks as a result of our recent and possible future acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. The developers of the technology that we have acquired or may acquire may not have appropriately created, maintained or enforced intellectual property rights in such technology. Indemnification and other rights under acquisition documents may be limited in term and scope and may therefore provide little or no protection from these risks. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop substitute non-infringing technology, or rebrand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and would require us to cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our software product development services or solutions until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation, whether we ultimately win or lose, could damage our reputation and materially adversely affect our business, financial condition and results of operations.

We may not be able to recognize revenues in the period in which our services are performed and the costs of those services are incurred, which may cause our margins to fluctuate.

We perform our services primarily under time-and-materials contracts (where our materials costs consist of travel and out-of-pocket expenses) and, to a lesser extent, fixed-price contracts. All revenues are recognized pursuant to applicable accounting standards.

We recognize revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. If there is uncertainty about the project completion or receipt of payment for the services, revenues are deferred until the uncertainty is sufficiently resolved.

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We recognize revenues from fixed-price contracts based on the percentage of completion method. In instances where final acceptance of the product, system or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In the absence of a sufficient basis to measure progress towards completion, revenues are recognized upon receipt of final acceptance from the client.

Uncertainty about the project completion or receipt of payment for our services or our failure to meet all the acceptance criteria, or otherwise meet a client’s expectations, may result in our having to record the cost related to the performance of services in the period that services were rendered, but delay the timing of revenue recognition to a future period in which all acceptance criteria have been met, which may cause our margins to fluctuate.

Our cash flows and results of operations may be adversely affected if we are unable to collect on billed and unbilled receivables from clients.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. We cannot assure you that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services also depends on our ability to complete our contractual commitments and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, which could adversely affect our results of operations and cash flows. In addition, if we experience an increase in the time required to bill and collect for our services, our cash flows could be adversely affected, which could affect our ability to make necessary investments and, therefore, our results of operations.

If we are faced with immigration or work permit restrictions in any country where we currently have personnel onsite at a client location or would like to expand our delivery footprint, then our business, results of operations and financial condition may be adversely affected.

A key part of Globant’s strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. Therefore, we must comply with the immigration, work permit and visa laws and regulations of the countries in which we operate or plan to operate. Our future inability to obtain or renew sufficient work permits and/or visas due to the impact of these regulations, including any changes to immigration, work permit and visa regulations in jurisdictions such as the United States and Europe, could have a material adverse effect on our business, results of operations and financial condition. See “– Legal proceedings”.

If we are unable to maintain favorable pricing terms with current or new suppliers, our results of operations would be adversely affected.

We rely to a limited extent on suppliers of goods and services. In some cases, we have contracts with such parties guaranteeing us favorable pricing terms. We cannot guarantee our ability to maintain such pricing terms beyond the date that pricing terms are fixed pursuant to a written agreement. Furthermore, should economic circumstances change, such that suppliers find it beneficial to change or attempt to renegotiate such pricing terms in their favor, we cannot assure you that we would be able to withstand an increase or achieve a favorable outcome in any such negotiation. Any change in our pricing terms would increase our costs and expenses, which would have an adverse effect on our results of operations.

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If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, results of operations and financial condition may be adversely affected.

We provide technology services that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims upon us for those damages. Although we believe that we have adequate processes in place to protect against defaults in the provisions of services, errors and omissions may occur. We currently carry errors and omissions liability coverage, of $7.5 million per event and $15 million in the aggregate, for all of the services we provide. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason including, but not limited to a client’s failure to provide insurance carrier-required documentation or a client’s failure to follow insurance carrier-required claim settlement procedures, there could be a material adverse effect on our business, results of operations and financial condition.

Strategic acquisitions to complement and expand our business have been and will likely remain an important part of our competitive strategy. If we fail to acquire companies whose prospects, when combined with our company, would increase our value, or if we acquire and fail to efficiently integrate such other companies, then our business, results of operations, and financial condition may be adversely affected.

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities including services over platforms, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America. We completed two acquisitions in 2008, one in 2011, two in 2012, one in 2013, one in 2014, two in 2015, three in 2016 and two in 2017. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity or a combination of both. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management’s attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company’s corporate reputation and brand. We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

We have incurred significant share-based compensation expense in the past, and may in the future continue to incur share-based compensation expense, which could adversely impact our profits or the trading price of our common shares.

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan, which was amended by our board of directors on May 9, 2016 to increase the number of common shares that may be issued as stock awards from 1,666,667 to up to 3,666,667.

From the adoption of the plan until the date of this half year financial report we have granted to members of our senior management and certain other employees 30,000 stock awards, as well as options to purchase 2,220,847 common shares. Most of the options were granted with a vesting period of four years, 25% of the options becoming exercisable on each anniversary of the grant date. The remaining options were granted with a vesting period agreed with those employees. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Upon exercise of the option, each employee share option converts into one common share of Globant. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

For the six months ended June 30, 2017 and June 30, 2016, we recorded $6.8 and $1.7 million, respectively, of share-based compensation expense related to these share option and restricted stock unit (RSU) agreements in 2017 and to share option agreements in 2016.

The expenses associated with share-based compensation may reduce the attractiveness of issuing equity awards under our equity incentive plan. However, if we do not grant equity awards, or if we reduce the number of equity awards we grant, we may not be able to attract and retain key personnel. If we grant more equity awards to attract and retain key personnel, the expenses associated with such additional equity awards could materially adversely affect our results of operations and the trading price of our common shares.

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On April 21, 2017 as part of our long incentive compensation package, we approved a RSU grant to 142 employees, representing a total of 38,057 RSUs. Half of this grant vested in May 2017, and the remainder of the grant will vest in November 2017. On May 27, 2017 we approved a RSU grant to 42 key employees, representing a total of 194,600 RSUs. One quarter of this grant vested in May, 2017, and the remainder of the grant will vest in equal parts in May 2018, May 2019 and May 2020.

We may include a percentage in RSU, that will be determined by us, as part of our full year compensation package payment.

Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected to the extent we enter into agreements with clients containing noncompetition clauses.

Some of our services agreements restrict our ability to perform similar services for certain of our clients' competitors under specific circumstances. We may in the future enter into additional agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients’ customers, require us to obtain our clients’ prior written consent to provide services to their customers or restrict our ability to compete with our clients, or bid for or accept any assignment for which those clients are bidding or negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry in which we have expertise and could materially adversely affect our business, financial condition and results of operations.

Risks Related to Operating in Latin America and Argentina

 Our largest operating subsidiary is based in Argentina and we have subsidiaries in Chile, Colombia, Uruguay, Peru, Mexico and Brazil. There are significant risks to operating in those countries that should be carefully considered before making an investment decision.

Latin America

Latin America has experienced adverse economic conditions that may impact our business, financial condition and results of operations.

Our business is dependent to a certain extent upon the economic conditions prevalent in Argentina as well as the other Latin American countries in which we operate, such as Chile, Colombia, Uruguay, Peru, Mexico and Brazil. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Currently, as a consequence of adverse economic conditions in global markets and diminishing commodity prices, the economic growth rates of the economies of many Latin American countries have slowed and some have entered mild recessions. Adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

Latin American governments have exercised and continue to exercise significant influence over the economies of the countries where we operate, which could adversely affect our business, financial condition, results of operations and prospects.

Historically, governments in Latin America have frequently intervened in the economies of their respective countries and have occasionally made significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among others, price controls, currency devaluations, capital controls and tariffs. Our business, financial condition, results of operations and prospects may be adversely affected by:

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•	changes in government policies or regulations, including such factors as exchange rates and exchange control policies;
•	inflation rates;
•	interest rates;
•	tariff and inflation control policies;
•	price control policies;
•	liquidity of domestic capital and lending markets;
•	electricity rationing;
•	tax policies, royalty and tax increases and retroactive tax claims; and
•	other political, diplomatic, social and economic developments in or affecting the countries where we operate.

Inflation, and government measures to curb inflation in Latin America, may adversely affect the economies in the countries where we operate in Latin America, our business and results of operations.

Some of the countries in which we operate in Latin America have experienced, or are currently experiencing, high rates of inflation. Although inflation rates in many of these countries have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our clients, which could adversely affect our operating margins and operating income.

We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in Latin America, which could adversely affect our business, financial condition and results of operations.

We conduct our operations primarily in Latin America. Economic and political developments in Latin America, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact our operations or the market value of our common shares and have a material adverse effect on our business, financial condition and results of operations.

Argentina

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates (most notably between the U.S. dollar and the Argentine peso).

We conduct a substantial portion of our operations outside the United States, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. Our consolidated financial statements and those of most of our subsidiaries are presented in U.S. dollars, whereas some of our subsidiaries’ operations are performed in local currencies. Therefore, the resulting exchange differences arising from the translation to our presentation currency are recognized in the finance gain or expense item or as a separate component of equity depending on the functional currency for each subsidiary. Fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and could have a material adverse effect on our results of operations and financial condition.

In addition, our results of operations and financial condition are particularly sensitive to changes in the Argentine peso/U.S. dollar exchange rate because a significant part of our operations are conducted in Argentina and therefore our costs are incurred, for the most-part, in Argentine pesos, while the substantial portion of our revenues are generated outside of Argentina in U.S. dollars. Consequently, appreciation of the U.S. dollar relative to the Argentine peso, to the extent not offset by inflation in Argentina, could result in favorable variations in our operating margins and, conversely, depreciation of the U.S. dollar relative to the Argentine peso could impact our operating margins negatively.

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In recent years, the Argentine peso has suffered significant devaluations against the U.S. dollar and has continued to devaluate against the U.S. dollar. As a result of this economic instability, Argentina’s foreign debt rating has been downgraded on multiple occasions based upon concerns regarding economic conditions and rising fears of increased inflationary pressures. This uncertainty may also adversely impact Argentina’s ability to attract capital.

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso. After several years of relatively moderate variations in the nominal exchange, the Argentine peso depreciated against the U.S. dollar by 14.4% in 2012, 32.5% in 2013, 31.2% in 2014, 52.1% in 2015, 21.9% in 2016 and 4.7% in first half of 2017, based on the official exchange rates published by the Argentine Central Bank.

The significant restrictions on the purchase of foreign currency beginning in late 2011 gave rise to the development of an implied rate of exchange, as reflected in the quotations of Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local markets in Argentine pesos. Most foreign exchange restrictions have been lifted since December 2015 and, as a result, the gap between the official rate and the implied rate derived from securities transactions has substantially decreased compared to the previous years. However, the implied rate of exchange may increase or decrease in the future. We cannot predict future fluctuations in the Argentine peso/U.S. dollar exchange rate. As a result, fluctuations in the Argentine peso against the U.S. dollar may have a material impact on the value of an investment in our common shares. Because a significant part of our operations are located in Argentina, large variations in the comparative value of the Argentine peso and the U.S. dollar may adversely affect our business.

Despite the positive effects of the depreciation of the Argentine peso on the competitiveness of certain sectors of the Argentine economy, including our business, it has also had a negative impact on the financial condition of many Argentine businesses and individuals. The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt, and has also led to very high inflation initially and significantly reduced real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt obligations. If the Argentine peso is significantly devalued, the Argentine economy and our business could be adversely affected.

A significant appreciation of the Argentine peso against the U.S. dollar could also adversely affect the Argentine economy as well as our business. Our results of operations are sensitive to changes in the Argentine peso/U.S. dollar exchange rate because the majority of our operations are conducted in Argentina and therefore our costs are incurred, for the most-part, in Argentine pesos. In the short term, a significant appreciation of the Argentine peso against the U.S. dollar would adversely affect exports and the desire of foreign companies to purchase services from Argentina. Our business is dependent to a certain extent on maintaining our labor and other costs competitive with those of companies located in other regions around the world from which technology and IT services may be purchased by clients in the United States and Europe. We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the six months ended ended June 30, 2017 and the year ended December 31, 2016, our Argentine operating subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., entered into foreign exchange forward contracts to reduce their risk of exposure to fluctuations in foreign currency. We may in the future, as circumstances warrant, decide to enter into derivative transactions to hedge our exposure to the Argentine peso/U.S. dollar exchange rate. If we do not hedge such exposure or we do not do so effectively, an appreciation of the Argentine peso against the U.S. dollar may raise our costs, which would increase the prices of our services to our customers, which, in turn, could adversely affect our business, financial condition and results of operations.

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Government intervention in the Argentine economy could adversely affect the economy and our results of operations or financial condition.

During recent years, the Argentine government has increased its level of intervention in the Argentine economy, including through the implementation of expropriation policies or nationalizations.

For example, in April 2012, the Argentine government provided for the nationalization of YPF S.A., the main Argentine oil company. In February 2014, the Argentine government and Repsol, from whom YPF was expropriated, announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares, which agreement settled the claim filed by Repsol with International Centre for Settlement of Investment Disputes (the “ICSID”). Such compensation amounted to US$5 billion, payable in the form of Argentine sovereign bonds with various maturities.

There are other examples of government intervention. In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. Such regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the Comisión Nacional de Valores (“CNV”) to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days. In November, 2016, the Argentine executive branch sent a bill to the Argentine Congress  to reform the current Capital Markets Law No. 26,831 which, among other changes, proposes the abrogation of this power granted to the CNV and generally seeks to modernize the entire regulatory framework applicable to the Argentine capital market, incorporating current international practices to contribute to its development. However, as of the date of this half year financial report, such bill has not yet been passed.

Expropriations and other interventions by the Argentine government such as the one relating to YPF can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries and, consequently, could adversely affect our business, financial condition and results of operations.

The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain.

 Argentine presidential, congressional, municipal and state government elections were held in October 2015. Presidential elections were won by the opposing political party, led by Mauricio Macri. The president of Argentina and the Argentine Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, affect our results of operations or financial condition. The current administration, in office since December 10, 2015, has announced and adopted several significant economic and policy reforms:

•	Foreign Exchange Reforms: The Argentine administration has introduced substantial changes to the foreign exchange restrictions reverting most of the measures adopted since 2011, thus providing greater flexibility and access to the foreign exchange market. On August 8, 2016, the Argentine Central Bank issued Communication “A” 6037, which substantially modified the applicable foreign exchange regulations and eliminated the access restrictions to the Argentine Single Free Foreign Exchange Market (Mercado Único y Libre de Cambios, or “FX Market” or "MULC"). In addition, on December 30, 2016, the Argentine Central Bank issued Communication “A” 6137, pursuant to which the mandatory repatriation and exchange of funds received from the export of services into Pesos through the FX Market was eliminated.

•	Foreign Trade Reforms: The new Argentine administration eliminated or reduced export duties on several agricultural products and eliminated export duties on most industrial and mining products.

•	National Institute of Statistics and Census (Instituto Nacional de Estadísticas y Censos, or “INDEC”) Information Reforms: On January 8, 2016, based on the determination that the INDEC has failed to produce reliable statistical information, particularly with respect to the the Consumer Price Index (“CPI”), Gross Domestic Product (“GDP”), poverty and foreign trade data, the new Argentine administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016. As a result, the INDEC ceased publishing certain key statistical data until a rearrangement of its technical and administrative structure is finalized. In June 2016, the INDEC resumed its publication of the CPI. As of the date of this half year financial report, the INDEC has begun publishing certain revised data, including GDP, foreign trade and balance of payment statistics, although it remains in a state of administrative emergency.

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•	Financial Policy. The Argentine administration has settled the majority of outstanding claims with holdout creditors and has issued sovereign bonds in the international capital markets. See “—Argentina’s ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina.”

•	Electrical System State of Emergency: The Argentine administration declared a state of emergency with respect to the national electrical system, which will remain effective until December 31, 2017. Under this state of emergency, the Argentine government will be permitted to take actions designed to guarantee the supply of electricity. In this context, subsidy policies were reexamined and new electricity tariffs went into effect with varying increases depending on geographical location and consumption levels. In addition, through Resolution No. 31/2016 of the Ministry of Energy and Mining, the government announced the elimination of certain natural gas subsidies and adjustments to natural gas rated.

We can offer no assurances or predictions as to the impact that these policies or any future polices implemented by the new Argentine administration will have on the Argentine economy as a whole or on our business, results of operation or financial condition, in particular. Moreover, there is uncertainty as to which other measures announced during the presidential campaign will be actually implemented and when. Some of the measures proposed by the new Argentine administration may also generate political and social opposition, which may in turn prevent the new government from adopting such measures as proposed. In addition, political parties opposed to the new government retained a majority of the seats in the Argentine Congress in the recent elections, which will require the new government to seek political support from the opposition for its economic proposals and creates further uncertainty in the ability of the new government to pass these or other measures.

Argentina’s upcoming mid-term elections, scheduled to take place in October 2017, will renew half the seats in the country’s Chamber of Deputies (lower house) and a third of the seats in the Senate (upper house), as well as two provincial governor posts. While it is unlikely that the government coalition will overcome its current minority status in Congress, a weak performance in October may debilitate Macri’s political capital going forward and his ability to implement some of the proposed measures, as well as invigorate political and social opposition.

Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operation. In particular, the margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors.

According to data published by the INDEC, the CPI increased 23.9% in 2014 and 11.9% as of October 2015 (for the first nine months of year 2015). In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and by 31.4% in 2016 . According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 29.6% in 2015 and by 41.0% in 2016. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based on these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, Argentina’s rate of inflation for May, June, July, August, September, October, November and December 2016 was 4.2%, 3.2%, 2.2%, 0.2%, 1.3%, 2.6%, 1.8% and 1.4%, respectively, based on the CPI. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC. For example, opposition lawmakers in Argentina reported an inflation rate of 11.7% and 41% for June 30 2017 and the year ended December 31, 2016, respectively. In the first half of 2017, the CPI grew by 11.8%.

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Uncertainty surrounding future inflation rates may have an adverse impact for Argentina in the long-term credit market.

The INDEC implemented certain methodological reforms and adjusted certain indexes based on these reforms. The lack of accuracy in the INDEC’s indexes could result in a further decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at market rates to finance our operations and growth. See “—The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets."

Inflation rates could escalate, and there is uncertainty regarding the effects that the measures taken, or that may be taken, by the Argentine government to control inflation could have. If inflation remains high or continues to increase, Argentina’s economy may be negatively impacted and our results of operations could be materially affected.

The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets.

Since 2007, the inflation index has been extensively discussed in the Argentine economy. The intervention of the former Argentine government in the INDEC in 2007 and the change in the way the inflation index was measured have resulted in disagreements between the former Argentine government and private consultants as to the actual annual inflation rate. The former Argentine government imposed fines on private consultants reporting inflation rates higher than the INDEC data. As a result, private consultants typically shared their data with Argentine lawmakers who opposed the previous government, who released such data from time to time. This could result in a further decrease in confidence in Argentina’s economy.

Reports published by the International Monetary Fund (“IMF”) in the past state that the IMF staff uses alternative measures of inflation to monitor macroeconomic conditions, including data produced by private sources, which have shown considerably higher inflation rates than those published by the INDEC since 2007. The IMF has also faulted Argentina for not taking sufficient remedial measures to address the quality of its official data, including inflation and GDP data, as required under the Articles of Agreement of the IMF.

In February 2014, the INDEC released a new inflation index, known as National Urban Consumer Price Index (Índice de Precios al Consumidor Nacional Urbano) that measured the prices of goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Pursuant to these calculations, such new consumer price index rose 23.9% in 2014 and 11.9% during the ten-month period ended October 31, 2015. Even though the new methodology brought inflation statistics closer to those estimated by private sources, material differences between recent official inflation data and private estimates remained during 2015.

However, during December 2015 and January 2016, the new government declared the national statistical system and the INDEC to be in a state of administrative emergency through December 31, 2016. Accordingly, the new head of the INDEC announced the temporary suspension of the publication of official data of prices, poverty, unemployment and GDP until the completion of a full review of INDEC’s policies. Shortly thereafter, the new administration released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis. The INDEC resumed its publication of the CPI in June 2016, after implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of those reforms. The INDEC also revised GDP data from 2004 through 2015. Among other adjustments, in calculating GDP for 2004, the INDEC made changes to the composition of GDP that resulted in a negative adjustment of approximately 12% for that year. To calculate real GDP for subsequent years based on the revised 2004 GDP, the INDEC used deflators that are consistent with its revised methodology to calculate inflation. By previously understating inflation, the INDEC had overstated economic growth in real terms. The adjustments made by the INDEC lead to a determination of real GDP growth of 48.6% for the period of 2004 to 2015, as opposed to 65% growth in real terms for the same period resulting from the information used prior to June 2016. Despite these reforms, uncertainty remains as to whether official data and measurement procedures sufficiently reflect inflation in Argentina, and what effect these reforms will have on the Argentine economy.

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As of the date of this half year financial report, the impact that these measures and any future measures taken by the new administration with respect to the INDEC will have on the Argentine economy and investors’ perception of the country cannot be predicted.

Argentina’s ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing outside of Argentina.

Argentina’s 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina’s ability to access international financing. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the restructuring of a significant portion of the defaulted bonds that were not exchanged in the 2005 restructuring. As a result of debt exchanges carried out in 2005 and 2010, Argentina restructured approximately 93% of its defaulted debt that was eligible for restructuring. However, holdout bondholders that declined to participate in the restructuring, filed lawsuits against Argentina in several countries, including the United States. Since late 2012, rulings from courts in the United States favorable to holdout bondholders aggravated investors’ concerns regarding investment in the country.

In November 2012, the United States District Court for the Southern District of New York in re: “NML Capital, Ltd. v. Republic of Argentina”, ratified and amended the injunction order issued in February 2012, which held that Argentina violated the pari passu clause with respect to the bondholders that had not participated in the sovereign debt restructuring in 2005 and 2010. Pursuant to such ruling, Argentina was required to pay 100% of the amounts due to the plaintiffs, simultaneously with the payment of the amounts due on the next maturity date of the bonds to the bondholders who participated in the debt restructuring. In June 2014, the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari of the U.S. Second Circuit Court of Appeals’ ruling affirming the U.S. District Court’s judgment. Later that month, the U.S. District Court ruled that funds deposited with the Bank of New York Mellon, the trustee which manages bond payments for Argentina's bonds issued in the 2005 and 2010 debt restructuring, should not be delivered to the holders of restructured debt in the absence of a prior agreement with the holdout bondholders (the plaintiffs in this case). In June 2015, the U.S. District Court granted partial summary judgment to a group of “me-too” plaintiffs in 36 separate lawsuits, finding that, consistent with the previous ruling of such court, Argentina violated the pari passu clause in the bonds issued to the “me-too” bondholders.

In February 2016, the new Argentine administration entered into settlement agreements with certain holdout bondholders to settle these claims, which were subject to the approval of the Argentine Congress and the lifting of the pari passu injunctions. In March 2016, after the U.S. District Court agreed to vacate the pari passu injunctions subject to certain conditions, the Argentine Congress ratified these settlement agreements through Law No. 27,249 and repealed the provisions of the so called Lock Law No. 26,017 and the Sovereign Payment Law No. 26,984, which prohibited Argentina from offering holdout bondholders more favorable terms than those offered in the 2005 and 2010 debt restructuring. In recent months, the Argentine National Government has reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdout creditors with the proceeds of a US$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

Additionally, foreign shareholders of several Argentine companies have filed claims with the ICSID alleging that the emergency measures adopted by the Argentine National Government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. ICSID has ruled against Argentina with respect to many of these claims.

Litigation involving holdout creditors, claims with ICSID and other claims against the Argentine National Government, resulted and may result in material judgments against the government, lead to attachments of or injunctions relating to Argentina’s assets, or could cause Argentina to default under its other obligations, and such events may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors. During 2014, 2015, 2016 and 2017, it became increasingly difficult for Argentine companies to obtain financing in U.S. dollars, and loans in the local currency carried significantly higher interest rates. The termination of the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers, and the related subsequent events, have paved the way for the Argentine National Government to regain access to the international capital markets. Nonetheless, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth. In addition, Argentina’s ongoing litigation with the remaining holdout creditors as well as ICSID and other claims against the Argentine National Government, or any future defaults of its financial obligations, may prevent us from accessing the international capital markets or cause the terms of any such transactions less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition.

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Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on the results of our operations and on the market price of our common shares.

A continued decline in the global prices of Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth.

High commodity prices have contributed significantly to the increase in Argentine exports since 2002 as well as in governmental revenues from export taxes. However, relying on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in the prices of commodities. Since the beginning of 2015, international commodity prices of Argentina’s primary commodity exports have declined, which has had an adverse effect on Argentina’s economic growth. If international commodity prices continue to decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina’s export revenues.

These circumstances would have a negative impact on the levels of government revenues, available foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economic growth and, therefore, our financial condition and results of operations.

Argentine exchange controls and restrictions on capital inflows and outflows have limited, and may continue to limit, the availability of international credit and access to capital markets, which could have a material adverse effect on our financial condition and business.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of enterprises to retain or obtain foreign currency or make payments abroad. Although some of these restrictions were subsequently eased, in June 2005, the Argentine government issued Decree No. 616/2005, which established controls on capital inflows that could result in reduced availability of international credit, including the requirement, subject to certain exceptions, that 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for 365 days in a non-interest bearing account. In addition, since the second half of 2011, the Argentine government increased certain controls on the incurrence of foreign currency-denominated indebtedness, the acquisition of foreign currency and foreign assets by local residents. For example, the Argentine Central Bank adopted regulations that (i) shortened the period for a borrower to convert foreign currency-denominated indebtedness into Argentine pesos, (ii) shortened a borrower’s window of access to the local foreign exchange market in connection with a prepayment of scheduled interest payments in respect of foreign currency-denominated indebtedness and (iii) suspended the ability of local residents to access the local exchange market for the acquisition of foreign currency.

In December 2015, the new Argentine administration lifted several exchange control restrictions, and in August 2016, the Argentine Central Bank issued new regulations which repealed most of the restrictions for the purchase of foreign currency and the inflow and outflow of funds from Argentina, providing greater flexibility and access to the foreign exchange market.

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Notwithstanding the measures adopted by the new Argentine administration, which lifted virtually all exchange and capital controls (except for the obligation of Argentine exporters of goods to repatriate to the FX Market foreign currency proceeds from exportation transactions, such as receivables relating to the exportation of goods, which shall also be settled through the FX Market), the Argentine government may impose or increase exchange controls or transfer restrictions in the future in response to capital flight or a significant depreciation of the Argentine peso. Additional controls could have a negative effect on the ability of Argentine entities to access the international credit or capital markets, the Argentine economy and our financial condition and business.

The imposition in the future of restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.

Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Argentine Central Bank, most of which have been lifted.

Although the transfer of funds abroad by local companies in order to pay annual dividends only to foreign shareholders does not require formal approval by the Argentine Central Bank, in the past, the decrease in availability of U.S. dollars in Argentina has led the Argentine government to impose informal restrictions on certain local companies and individuals for purchasing foreign currency for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services.

Although the new Argentine administration has lifted most of the foreign exchange restrictions providing greater flexibility and access to the foreign exchange market, the imposition of future exchange controls could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future. The domestic revenues of our Argentine subsidiaries (excluding intercompany revenues to other Globant subsidiaries, which are eliminated in consolidation) were $3.8 million for the six months ended June 30, 2017 and $4.7 million for the six months ended June 30, 2016, representing 2.0% and 3.1% of our six months consolidated revenues, respectively.

The Argentine government could adopt restrictive measures in the future. If that were the case, a foreign shareholder, such as ourselves, may be prevented from converting the Argentine pesos it receives in Argentina into U.S. dollars. If the exchange rate fluctuates significantly during a time when we cannot convert the foreign currency, we may lose some or all of the value of the dividend distribution or sale proceeds.

These restrictions and requirements could adversely affect our financial condition and the results of our operations, or the market price of our common shares.

The imposition in the future of regulations on proceeds from the export of services collected outside of Argentina for services rendered to non-Argentine residents or of export duties and controls could have an adverse effect on us.

In December 30, 2016, by means of Communication “A” 6137, the Argentine Central Bank eliminated the requirement to repatriate and exchange funds obtained from the exportation of services into pesos through the FX Market. Such requirement remains applicable only for exported services included in the FOB (free on board) and/or CIF (cost insurance and freight) value of exported goods (which is not applicable to the types of services exported by us). Consequently, we are not required to repatriate or exchange the foreign currency proceeds received from services rendered to non-Argentine residents outside of Argentina (which are proceeds from our exportations held in off-shore accounts, such as the collections of services fees in U.S. dollars). Additionally, the applicable regulations do not prohibit or regulate the receipt of in-kind payments by an exporter.

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However, in the past, Argentine law (including Communication “A” 5264 of the Argentine Central Bank, as amended), required Argentine residents to transfer the foreign currency proceeds received for services rendered to non-Argentine residents into a local account with a domestic financial institution and to convert those proceeds into Argentine pesos through the FX Market. Argentine law does not require exporters of services to be paid only in foreign currency. During 2013, our U.S. subsidiary agreed to make payment for a portion of the services provided by our Argentine subsidiaries by delivery of U.S. dollar-denominated BODEN purchased in the U.S. debt markets (in U.S. dollars). The BODEN were then delivered to our Argentine subsidiaries as payment for a portion of the services rendered and, after being held by our Argentine subsidiaries for between, on average, 10 to 30 days, were sold in the Argentine market for Argentine pesos. Because the fair value of the BODEN based on the quoted Argentine peso price in the Argentine markets during the year ended December 31, 2013 was higher than the quoted U.S. dollar price for the BODEN in the U.S. debt markets (in U.S. dollars) converted at the official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currency into our Argentine subsidiaries’ functional currency), we recognized a gain when remeasuring the fair value (expressed in Argentine pesos) of the BODEN into U.S. dollars at the official exchange rate prevailing in Argentina.

During the six months ended June 30, 2017 and the year ended December 31, 2016, we did not participate in any BODEN transactions in connection with payment by our U.S. subsidiary for services provided by our Argentine subsidiaries. If in the future we decide to resume those transactions, we cannot assure you that the Argentine government will not restrict exporters from receiving in-kind payment, require them to repatriate those payments received through the FX Market, or make any other legislative, judicial, or administrative changes or interpretations, any of which could have a material adverse effect on our business, results of operations and financial condition.

Transactions with bonds acquired as proceeds from the capitalization of our Argentine subsidiaries increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares. The imposition in the future of regulations on proceeds collected outside Argentina for capitalization of our Argentine subsidiaries could also have an adverse effect on us.

During the years ended December 31, 2015 and 2014, our Argentine subsidiaries, through cash received from capital contributions, acquired Argentine sovereign bonds, including BODEN and Bonos Argentinos (“BONAR”), in the U.S. market denominated in U.S. dollars.

After acquiring these bonds and after holding them for a certain period of time, our Argentine subsidiaries sold those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the years ended December 31, 2015 and 2014 was higher than its quoted price in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into our Argentine subsidiaries’ functional currency, thus, as a result, we recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

We cannot assure you that the quoted price of the BODEN and/or BONAR in Argentine pesos in the Argentine markets will be higher than the quoted price in the U.S. debt markets in U.S. dollars converted at the official exchange rate prevailing in Argentina.

During the six months ended ended June 30, 2017, we did not engage in the above described transactions. Although, as of the date of this half year financial report, we are not obliged to settle proceeds received from capitalizations abroad through the FX Market, if in the future we decide to make additional capital contributions to our Argentine subsidiaries, we cannot assure you that the Argentine government will not require Argentine companies to repatriate such proceeds through the FX Market, or make any other legislative, judicial, or administrative changes or interpretations, any of which could have a material adverse effect on our business, results of operations and financial condition.

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The Argentine government may order salary increases to be paid to employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to 2,875 Argentine pesos, effective as of February 2013. The Argentine government increased the minimum salary to 3,300 Argentine pesos in August 2013, to 3,600 Argentine pesos in January 2014, to 4,400 Argentine pesos in September 2014, to 4,716 Argentine pesos in January 2015, to 5,588 Argentine pesos in August 2015, to 6,060 Argentine pesos in January 2016, to 6,810 Argentine pesos in June 2016, to 7,560 Argentine pesos in September 2016, and to 8,060 Argentine pesos in January 2017. Recently, the INDEC published data regarding the evolution of salaries in the private and public sectors, which reflects approximately 32,91% and 32,58% salary increase in the private and public sectors (registered), respectively, for the period from November 2015 through December 2016; and 12% and 9,7% salary increase in the private and public sectors (registered), respectively, for the periods from January 2017 through May 2017.

Due to high levels of inflation and full employment in the high tech industry, we expect to raise salaries in line with the market. During the six months ended June 30, 2017, labor unions agreed with employers´ associations on annual salary increases between 20% and 28%. If future salary increases in the Argentine peso exceed the pace of the devaluation of the Argentine peso, such salary increases could have a material and adverse effect on our expenses and business, results of operations and financial condition and, thus, on the trading prices for our common shares.

Our operating cash flows may be adversely affected if there is a delay in obtaining reimbursement of value-added tax credits from AFIP.

To June 30, 2017, our Argentine operating subsidiary IAFH Global S.A. has recognized an aggregate of $6.1 million in value-added tax credits. These tax credits may be monetized by way of cash reimbursement from AFIP. Obtaining this cash reimbursement requires submission of a written request to AFIP, which is subject to its approval. In the event that AFIP delays its approval of the request for reimbursement of these value-added tax credits, our ability to monetize the value of those credits would be delayed, which could adversely affect the timing of our cash flows from operations.

Changes in Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.

In 2012, the Argentine government terminated the application of the treaties for the avoidance of double taxation that were in force with the Republic of Chile and Spain. As a result of the termination of the double taxation treaties in force with Spain and the Republic of Chile, as well as the decision to end the provisional application of the double taxation treaty in force with Switzerland, the exemption from the personal assets tax that was available pursuant to those treaties for shares and other equity interests in local companies owned by Chilean, Spanish or Swiss residents are no longer applicable after each of the corresponding dates of termination. New double taxation treaties with Chile, Switzerland and Spain do not include a similar exemption. A new treaty with Spain entered into force on December 23, 2013 and applied retroactively from January 1, 2013. This treaty replaces the previous double taxation treaty between Argentina and Spain that was terminated on July 16, 2012. According to the new treaty, the tax applicable on dividends distributed by our Argentine Subsidiaries to the Spanish Holdco, in excess of their cumulative taxable income (so called "Equalization Tax") could be limited to10% on the gross amount of dividends distributed and income tax withholding on financial interest could be limited to 12%.

On March 20, 2014, Argentina and Switzerland executed a double taxation treaty that entered into force on November 27, 2015.

On May 15, 2015, Argentina and Chile signed a new treaty to avoid double taxation. On September 7, 2016, the Argentine Congress approved the aforementioned treaty, which was published in the Argentine government's official gazette on September 30, 2016 and became effective on January 1, 2017.

On July 21, 2017, authorities from Argentina and Brazil signed the Amendment Protocol to the Treaty to Avoid Double Taxation and Avoid Tax Evasion regarding taxation over income, signed by such countries in 1980. The Amendment Protocol was signed by the Foreign and Finance Ministers at the Mercosur Summit held in Mendoza. The next step is for each country’s Legislative Branch to approve the Treaty according to each country’s internal procedures. As a result, the Amendment Protocol is not in force yet.

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On November 4, 2015, Argentina and Mexico signed a treaty to avoid double taxation. According to the Argentine Official Gazette dated August 1, 2017, the treaty will be in force since August 23, 2017. As a result, the treaty will apply (i) regarding withholding tax, to amounts paid since January 1, 2018 and (ii) regarding other taxes on income and assets, to fiscal years starting since January 1, 2018.

Moreover, on June 7, 2017, Argentina signed the Multilateral Convention in the Organization for Economic Co-operation and Development context, which provides a way of implementing the Base Erosion and Profit Shifting Project (“BEPS”). The Multilateral Convention is the mean by which the Organization for Economic Co-operation and Development embodied the BEPS principles that can be automatically applied, under certain conditions, to the bilateral tax treaties to avoid Double Taxation that have been executed by the different signing countries amongst themselves. The Convention will modify tax treaties that are “Covered Tax Agreements”. A “Covered Tax Agreement” is an agreement for the avoidance of double taxation that is in force between parties to the Multilateral Convention and for which the parties have made a notification that they wish to modify by using the Multilateral Convention. The provisions of the above mentioned double tax treaties executed by Argentina (Spain, Chile, Mexico, Brazil, Switzerland) may be replaced, superseded or changed in the future due to the application of a Multilateral Convention provision.

On September 23, 2013, Argentine Law No. 26,893 amended the Argentine income tax law. According to one of the amendments, the distributions of dividends by Argentine companies were subject to a withholding tax of 10% unless dividends are distributed to Argentine companies (i.e. dividends distributed to Argentine individuals and to nonresidents were taxed). However, Law No. 27,260 -in force since July 22, 2016- abrogated this tax on dividends.

According to another amendment introduced by Law No. 26,893, a tax applies on the sale of shares, quotas or other equity participations in Argentine companies as well as “other securities” of Argentine resident individuals and non- Argentine resident individuals and companies at a rate of 15%. In the case of non- Argentine residents, the seller may opt to determine the taxable income subject to tax using one of the following mechanisms: (i) applying a deemed taxable base of 90% of the gross proceeds derived from the transaction. The effective rate is, therefore, 13.5% of the sale price; or (ii) calculating the actual net income by offsetting the cost basis and other expenses incurred to purchase the shares from the sale price.

On July 22, 2016, Law No. 27,260 was published in the Argentine official gazette. Such law made significant changes to the Argentine tax regime, as the abrogation of the tax on dividends above mentioned. Moreover, under this law, the “Voluntary and extraordinary disclosure regime of national and foreign currency holding and other assets, within Argentina and abroad” (Tax Amnesty) was issued.

Additionally, according to this law, compliant taxpayers obtained the exemption from personal assets tax payable by Argentine resident companies as a substitute taxpayer on the participation held by their shareholders. The exemption is applicable to fiscal years 2016, 2017 and 2018.

On December 27, 2016 Law No. 27,346 was published in the Argentine official gazette published by means of which, among other provisions, an extraordinary tax on financial speculation -“USD Futures Market Trades”- was established. The law levies this tax on financial speculation trades (commonly denominated as “USD Futures Market Trades”) to be applied one-time only on the profits obtained by any person in the fiscal year in course at the time of the coming into force of the law. As Argentine Congress established this extraordinary tax, an exposure to the creation of further extraordinary tax arises.

The Argentine Government has informed its intention to perform a global amendment to the Argentine tax regime. Such purpose is also evidenced by Law No. 27,260 that created a bicameral commission in the Argentine Congress to analyze and evaluate the amendments proposed by the Argentine Executive Branch to the Argentine tax regime. However, this global amendment has not been yet implemented as of the date of this report.

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Exposure to multiple provincial and municipal legislation and regulations could adversely affect our business or results of operations.

Argentina is a federal country with 23 provinces and one autonomous city (City of Buenos Aires), each of which, under the Argentine national constitution, has full power to enact legislation concerning taxes and other matters. Likewise, within each province, municipal governments have broad powers to regulate such matters. Due to the fact that our delivery centers are located in multiple provinces, we are also subject to multiple provincial and municipal legislation and regulations. Although we have not experienced any material adverse effects from this, future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters may adversely affect our business or results of operations.

Risks Related to Ownership of Our Common Shares

The price of our common shares may be highly volatile.

The market price of our common shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:

•	the failure of financial analysts to cover our common shares or changes in financial estimates by analysts;
•	actual or anticipated variations in our operating results;
•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;
•	announcements by us or our competitors of significant contracts or acquisitions;
•	future sales of our common shares; and
•	investor perceptions of us and the industries in which we operate.

In addition, the equity markets in general have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

Holders of our common shares may experience losses due to increased volatility in the U.S. capital markets.

The U.S. capital markets have recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance or results of operations of those companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, as well as volatility in international capital markets, may cause the market price of our common shares to decline.

In addition, downgrades to the U.S. Government's sovereign credit rating by any rating agency, as well as negative changes to the perceived creditworthiness of U.S. Government-related obligations, could have a material adverse impact on financial markets and economic conditions in the United States and worldwide. Any volatility in the capital markets in the United States or in other developed countries, whether resulting from a downgrade of the sovereign credit rating of U.S. debt obligations or otherwise, may have an adverse effect on the price of our common shares.

We may be classified by the Internal Revenue Service as a “passive foreign investment company” (a “PFIC”), which may result in adverse tax consequences for U.S. investors.

We believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Because we have valued goodwill based on the market value of our equity for purposes of taxation, a decrease in the price of our common shares may also result in us becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we spend the cash. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. investor held common shares, certain adverse tax consequences could apply to such U.S. investor.

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We may need additional capital and we may not be able to obtain it.

We believe that our existing cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain another credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of technology services companies;
•	conditions of the U.S. capital markets and other capital markets in which we may seek to raise funds;
•	our future results of operations and financial condition;
•	government regulation of foreign investment in the United States, Europe, and Latin America; and
•	global economic, political and other conditions in jurisdictions in which we do business.

Concentration of ownership among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions or adversely affect the trading price of our common shares.

As of June 30, 2017, our directors and executive officers, entities affiliated with them and greater than 5% shareholders, beneficially own approximately 45.7% of our outstanding common shares, of which 1.41% represents common shares subject to options which are currently exercisable and options and restricted stock units scheduled to vest within 60 days of June 30, 2017. As a result, these shareholders continue to have substantial control over us and be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies. This concentration of influence could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders. For example, our officers, directors and principal shareholders could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this significant concentration of share ownership may adversely affect the trading price of our common shares because investors often perceive disadvantages in owning shares in companies with principal shareholders.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure, and other requirements applicable to public companies in the United States promulgated by the U.S. government, NYSE or other relevant regulatory authority or in Luxembourg promulgated by the European Union, the Luxembourg government, the Luxembourg Stock Exchange or other Luxembourg regulatory authority.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure such as, in the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and NYSE listing guidelines and, in Luxembourg, Regulation 596/2014  of the European Parliament and of the Council of 16 April 2014 (the Market Abuse Regulation) and related implementation regulations and guidelines published by European Securities and Markets Authority and the Commission de Surveillance du Secteur Financier. These laws, regulations and guidelines may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, our efforts to comply with certain sections of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and the related regulations regarding required assessment of internal controls over financial reporting and our external auditor’s audit of that assessment requires the commitment of significant financial and managerial resources. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

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Existing, new and changing corporate governance and public disclosure requirements could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, new laws, regulations and standards regarding corporate governance may make it more difficult for our company to obtain director and officer liability insurance. Further, our board members and senior management could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and senior management, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

Failure to establish and maintain effective internal controls in accordance with Section 404 could have a material adverse effect on our business and common share price.

As a public company, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404, which will require management assessments and certifications of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remedy in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting but may not be able or willing to issue an unqualified report. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of remediation actions and testing or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy.

If we are unable to conclude that we have effective internal control over financial reporting, our independent auditors are unable to provide us with an unqualified report as required by Section 404, or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

Our exemption as a “foreign private issuer” from certain rules under the U.S. securities laws may result in less information about us being available to investors than for U.S. companies, which may result in our common shares being less attractive to investors.

As a “foreign private issuer” in the United States, we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a “foreign private issuer,” we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they may deem important, which may result in our common shares being less attractive to investors.

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We do not plan to declare dividends, and our ability to do so will be affected by restrictions under Luxembourg law.

We have not declared dividends in the past and do not anticipate paying any dividends on our common shares in the foreseeable future. In addition, both our articles of association and the Luxembourg law of August 10, 1915 on commercial companies as amended from time to time ( loi du 10 août 1915 sur les sociétés commerciales telle que modifiée ) (“Luxembourg Companies Law”) require a general meeting of shareholders to approve any dividend distribution except as set forth below.

Our ability to declare dividends under Luxembourg law is subject to the availability of distributable earnings or available reserves, including share premium. Moreover, if we declare dividends in the future, we may not be able to pay them more frequently than annually. As permitted by Luxembourg Companies Law, our articles of association authorize the declaration of dividends more frequently than annually by our board of directors in the form of interim dividends so long as the amount of such interim dividends does not exceed total net income made since the end of the last financial year for which the annual accounts have been approved, plus any net income carried forward and sums drawn from reserves available for this purpose, less the aggregate of the prior year’s accumulated losses, the amounts to be set aside for the reserves required by law or by our articles of association for the prior year, and the estimated tax due on such earnings.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, which they may not be able to do.

We are a holding company and our subsidiaries conduct all of our operations. We have no relevant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by covenants in our or their financing agreements or by the law of their respective jurisdictions of incorporation. If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. We do not intend to seek to obtain funds from other sources to pay dividends. See “— Risks Related to Operating in Latin America and Argentina — Argentina — The imposition in the future of restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.”

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation, which could adversely impact trading in our common shares and our ability to conduct equity financings.

Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the laws governing joint stock companies. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

Neither our articles of association nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

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Holders of our common shares may not be able to exercise their pre-emptive subscription rights and may suffer dilution of their shareholding in the event of future common share issuances.

Under Luxembourg Companies Law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, in accordance with Luxembourg law, our articles of association authorize our board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by Luxembourg law to the extent our board deems such suppression, waiver or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including a premium). This authorization is valid from the date of the publication in the Luxembourg official gazette ("Recueil Electronique des Sociétés et Associations") of the decision of the extraordinary general meeting of shareholders held on May 8, 2017, which publication occurred on May 22, 2017, and ends on May 22, 2022. In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with Luxembourg Corporate Law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

We are organized under the laws of the Grand Duchy of Luxembourg and it may be difficult for you to obtain or enforce judgments or bring original actions against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. The majority of our assets are located outside the United States. Furthermore, the majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Furthermore, Luxembourg law does not recognize a shareholder’s right to bring a derivative action on behalf of the company except in limited cases.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment in civil or commercial matters obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this half year financial report (which may change):

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;
•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);
•	the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;
•	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;
•	the U.S. court has acted in accordance with its own procedural laws;
•	the judgment of the U.S. court does not contravene Luxembourg international public policy; and
•	the U.S. court proceedings were not of a criminal or tax nature.

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Under our articles of association and also pursuant to separate indemnification agreements, we indemnify our directors for and hold them harmless against all claims, actions, suits or proceedings brought against them, subject to limited exceptions. The rights and obligations among or between us and any of our current or former directors and officers are generally governed by the laws of the Grand Duchy of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. federal or state securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

Luxembourg insolvency laws may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of the 20 May 2015 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

D. Legal Proceedings

In the ordinary course of our business, we are subject to certain contingent liabilities with respect to existing potential claims, lawsuits and other proceedings, including those involving tax and labor lawsuits and other matters. We accrue liabilities when it is probable that future costs will be incurred and such cost can be reasonably estimated.

In Argentina, we are engaged in several legal proceedings, including tax and labor lawsuits. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material effect on our financial condition, liquidity or results of operations.

On February 10, 2012, Federacion Argentina de Empleados de Comercio y Servicios (‘‘FAECYS’’) filed a lawsuit against our Argentine subsidiary, Sistemas Globales S.A., in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS’s claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales’s employees from October 2006 through October 2011.

Although we believe Sistemas Globales has meritorious defenses to this lawsuit, no assurance can be provided as to what the ultimate outcome of this matter will be. In the opinion of our management and our legal advisors, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at June 30, 2017. We estimate that the amount of possible loss as of the date of issuance of these financial statements ranges between $0.7 and $0.8 million, including legal costs and expenses.

In December 2015, we received a civil investigative demand from the U.S. Attorney's Office for the Northern District of Texas (the “US DOJ”) for the production of records in connection with an investigation relating to alleged non-compliance with laws governing the application for and use of B visas during the period January 1, 2009 through December 31, 2015 (the “Relevant Period”).

In order to avoid the inconvenience and expense of litigation, we settled this matter by entering into a Settlement Agreement with the US DOJ (“Settlement Agreement”) on March 15, 2017. Under the terms of the Settlement Agreement, we denied the US DOJ’s allegations and all liability in connection with the conduct alleged by the US DOJ to have involved 21 employees from June 2010 through December 2012. Under the Settlement Agreement, we agreed, among other things, to pay an amount equal to $1.0 million. Of that amount, $500,000 is attributable to penalties connected to the above-described conduct and $500,000 is attributable to reimbursement of the US DOJ’s investigative costs. In return, the US DOJ has agreed, among other things, to release us and/or our affiliates from any civil or administrative monetary claim that the US DOJ has for the above-described conduct during the Relevant Period with respect to the foreign nationals referenced in the Settlement Agreement, subject to customary exceptions.

56

Our U.S. subsidiary, Globant LLC, is currently under examination by the Internal Revenue Service (“IRS”) regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. Such examination is currently in progress and, at this stage, we cannot make any predictions about the final outcome of this matter. Management estimates that the amount of possible loss as of June 30, 2017 could range between $300,000 and $500,000.

As of June 30, 2017, we are a party in certain labor claims where the risk of loss is considered possible. The final resolution of these claims is not likely to have a material effect on our financial position or on our results of operations.

E. Related Party Transactions

Registration Rights Agreement

On July 23, 2014, we entered into a registration rights agreement with Messrs. Migoya, Umaran, Englebienne and Nocetti (collectively, the “Founders”), Kajur International S.A. (“Kajur”), Mifery S.A. (“Mifery”), Gudmy S.A. (“Gudmy”), Noltur S.A. (“Noltur”), Etmyl S.A. (“Etmyl”), Ewerzy S.A. (“Ewerzy”), Fudmy Corporation S.A. (“Fudmy”), Gylcer International S.A. (together with Kajur, Mifery, Gudmy, Noltur, Etmyl, Ewerzy and Fudmy, the “Uruguayan Entities”), Paldwick S.A., Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P. and Riverwood Capital Partners (Parallel-A) (collectively, the “Riverwood Entities”) and the FTV Partnerships and WPP (collectively, the “Registration Rights Holders”) and Endeavor Global, Inc. and Endeavor Catalyst Inc. The registration rights agreement replaced the registration rights granted under the Shareholders Agreement and WPP’s joinder agreement. Under the registration rights agreement, we are responsible, subject to certain exceptions, for the expenses of any offering of our common shares held by the Registration Rights Holders other than underwriting fees, discounts and selling commissions. Additionally, under the registration rights agreement we may not grant superior registration rights to any other person without the consent of the Registration Rights Holders. The registration rights agreement contains customary indemnification provisions.

Demand Registration Rights

Under the registration rights agreement each of (i) the Riverwood Entities (acting as a group), (ii) the FTV Partnerships (acting as a group), (iii) WPP and (iv) the Founders and the Uruguayan Entities (acting as a group) and any two of (i) the Riverwood Entities, (ii) the FTV Partnerships, (iii) WPP and (iv) the Founders and the Uruguayan Entities (acting as a group) may require us to effect a registration under the Securities Act for the sale of their common shares of our company. We are therefore obliged to effect up to five such demand registrations in total with respect to the common shares owned by such shareholders. However, we are not obliged to effect any such registration when (1) the request for registration does not cover that number of common shares with an anticipated gross offering price of at least $10.0 million, or (2) the amount of common shares to be sold in such registration represents more than 15% of our share capital. If we have been advised by legal counsel that such registration would require a special audit or the disclosure of a material impending transaction or other matter and our board of directors determines reasonably and in good faith that such disclosure would have a material adverse effect on us, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. We will not be required to effect a demand registration if we intend to effect a primary registration of our securities within 60 days of receiving notice of a demand registration, provided that we file such intended registration statement within the 60-day period. Additionally, we will not be required to effect a demand registration during the period beginning with the date of filing of, and ending 120 days following the completion of, a primary registered offering of our securities, except if any of the Registration Rights Holders had requested “piggyback” registration rights in connection with such offering. In any such demand registration, the managing underwriter will be selected by the majority of the shareholders exercising the demand.

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In February 2015, we received a demand request from the Riverwood Entities and the FTV Partnerships. In April 2015 we closed a secondary public offering of our common shares through which they and certain selling shareholders sold 3,994,390 common shares. Subsequently, in June 2015, we received a second demand request from Riverwood Entities. In July 2015, we closed the second secondary public offering of our common shares through which they and certain other selling shareholders sold 4,025,000 common shares.

Shelf Registration Rights

We will use commercially reasonable efforts to qualify and remain qualified to register securities pursuant to Form F-3, and each Registration Rights Holder may make one written request that we register the offer and sale of their common shares on a shelf registration statement on Form F-3 if we are eligible to file a registration statement on Form F-3 so long as the request covers at least that number of common shares with an anticipated aggregate offering sale of at least $5,000,000.

Piggyback Registration Rights

If we propose to register for sale to the public any of our securities, in connection with the public offering of such securities, the Registration Rights Holders will be entitled to certain “piggyback” registration rights in connection with such public offering, allowing them to include their common shares in such registration, subject to certain limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company equity incentive plan and (2) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions or in other instances where a form is not available for registering securities for sale to the public, the Registration Rights Holders will be entitled to written notice of the registration and will have the right, subject to limitations that the underwriters may impose on the number of common shares included in the registration, to include their common shares in the registration.

Termination

As to each party to the Registration Rights Agreement, the rights of such party thereunder terminate upon the earlier to occur of the fifth anniversary of the date of the agreement or the date upon which the percentage of our total outstanding common shares held by such party ceases to be at least one percent.

Tag-Along Agreement

On July 23, 2014, the Founders, the Uruguayan Entities, Paldwick S.A., the Riverwood Entities, the FTV Partnerships, Endeavor Global, Inc. and Endeavor Catalyst Inc. (collectively, the “Selling Shareholders”) entered into a tag-along agreement pursuant to which if, during a period of four years as from the date our registration statement filed with the Securities and Exchange Commission was declared effective, any of the Selling Shareholders proposes to make a transfer of our shares to any other Selling Shareholder or WPP, each of (i) the Founders and the Uruguayan Entities (individually and/or acting as a group), (ii) the RW Entities (individually and/or acting as a group), (iii) the FTV Partnerships (individually and/or acting as a group), and (v) Endeavor, shall have the right to participate in such sale with respect to any shares held by them on a pro rata basis, and on the same terms and conditions and the same total consideration, as those offered to the corresponding Selling Shareholder in the applicable transfer.

Other Related-Party Transactions

 For a summary of our revenue and expenses and receivables and payables with related parties, please see note 17 to our condensed interim consolidated financial statements.

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Procedures for Related Party Transactions

On July 23, 2014, we adopted a written code of business conduct and ethics for our company, which is publicly available on our website at www.globant.com. The code of conduct and ethics was not in effect when we entered into the related party transactions discussed above. Under our code of business conduct and ethics, our employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our corporate counsel who then will review and summarize the proposed transaction for our audit committee. Pursuant to its charter, our audit committee is required to then approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee is required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

On November 5, 2015, we adopted a related party transactions policy. This policy indicates, based on certain specific parameters, which transactions should be submitted for approval by either our Audit Committee or our general counsel.

PART II: RESPONSABILITY STATEMENT

A. CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER'S RESPONSIBILITY STATEMENT

In accordance with Article 4(2) c) of the Luxembourg law of 11 January 2008 relative aux obligations de transparence concernant l’information sur les émetteurs dont les valeurs mobilières sont admises à la négociation sur un marché réglementé (as amended) the undersigned confirm that to the best of their knowledge, the condensed set of interim consolidated financial statements of Globant S.A. covering the six months period ended June 30, 2017, which has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as adopted by the European Union and give a true and fair view of the assets, liabilities, financial position, and profit or loss of Globant S.A. and the undertakings included in the consolidation taken as a whole as required under Article 4(3) of the Transparency Law.

Furthermore, the undersigned confirm that to the best of their knowledge, the interim management report covering the six months period ended June 30, 2017 includes a fair review of important events that have occurred during the first six months of the current financial year, and their impact on the condensed set of interim consolidated financial statements of Globant S.A., together with a description of the principal risks and uncertainties for the remaining six months of the current financial year.

/s/ Martín Migoya	/s/ Alejandro Scannapieco

Chief Executive Officer	Chief Financial Officer
Martín Migoya	Alejandro Scannapieco
August 15, 2017	August 15, 2017

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Globant S.A.

Condensed interim consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016

60

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

(in thousands of U.S. dollars, except per share amounts)

		Six months ended		Three months ended
	Notes	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Revenues (1)	4.4	188,331	153,252	99,589	79,926
Cost of revenues (2) (4)	7.1	(120,737)	(88,521)	(65,243)	(47,163)
Gross profit		67,594	64,731	34,346	32,763
Selling, general and administrative expenses (3) (4)	7.2	(53,023)	(38,088)	(29,128)	(20,319)
Impairment of tax credits	6.2	(1,586)	—	(1,586)	—
Profit from operations		12,985	26,643	3,632	12,444
Finance income	8	4,122	11,089	2,037	4,203
Finance expense	8	(5,436)	(13,133)	(3,301)	(5,686)
Finance expense, net		(1,314)	(2,044)	(1,264)	(1,483)
Other income, net (5)		2,408	654	680	651
Profit before income tax		14,079	25,253	3,048	11,612
Income tax	6	(3,125)	(8,399)	(950)	(2,674)
Net income for the period		10,954	16,854	2,098	8,938

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations		(78)	1,151	(238)	742
- Net fair value gain (loss) on available-for-sale financial assets (note 5.1.1)		5	(20)	(2)	(948)
Total comprehensive income for the period		10,881	17,985	1,858	8,732
Net income attributable to:
Owners of the Company		10,987	16,863	2,120	8,923
Non-controlling interest		(33)	(9)	(22)	15
Net income for the period		10,954	16,854	2,098	8,938
Total comprehensive income for the period attributable to:
Owners of the Company		10,914	17,994	1,880	8,717
Non-controlling interest		(33)	(9)	(22)	15
Total comprehensive income for the period		10,881	17,985	1,858	8,732

Earnings per share (6)
Basic		0.32	0.49	0.06	0.26
Diluted		0.30	0.48	0.06	0.25
Weighted average of outstanding shares (in thousands)
Basic		34,738	34,270	34,794	34,317
Diluted		35,979	35,182	36,034	35,230

(1)	Includes transactions with related parties for 3,594 and 3,164 for the six months ended June 30, 2017 and 2016, respectively; and 1,794 and 1,595 for the three months ended June 30, 2017 and 2016, respectively (see note 17).
(2)	Includes depreciation and amortization expense of 2,199 and 1,929 for the six months ended June 30, 2017 and 2016, respectively; and 1,097 and 1,015 for the three months ended June 30, 2017 and 2016, respectively.
(3)	Includes depreciation and amortization expense of 5,481 and 2,767 for the six months ended June 30, 2017 and 2016, respectively; and 2,885 and 1,433 for the three months ended June 30, 2017 and 2016, respectively.

(4)	Includes share-based compensation expense of 2,730 and 448 as cost of revenues and 4,028 and 1,286 as selling, general and administrative expenses for the six months ended June 30, 2017 and 2016, respectively. Also includes share-based compensation expense of 2,452 and 304 as cost of revenues and 3,429 and 935 as selling, general and administrative expenses for the three months ended June 30, 2017 and 2016, respectively.
(5)	Includes as of June 30, 2017 the gain of 698 on remeasurement of the contingent consideration of Clarice explained in note 5.3.2 and the gain of 1,727 related to the remeasurement at fair value of the call and put option over non-controlling interest explained in note 5.3.3.
(6)	As of June 30, 2017 and 2016, 651 and 889 potential ordinary shares are anti-diluted and therefore excluded from the weight average number of ordinary shares for the purpose of diluted earning per share.

The accompanying notes 1 to 20 are an integral part of these condensed interim consolidated financial statements

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GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 (UNAUDITED)

(in thousands of U.S. dollars)

	Notes	June 30, 2017	December 31, 2016
ASSETS
Current assets
Cash and bank balances	4.4	29,841	50,532
Investments	4.2	6,437	9,355
Trade receivables (1)	4.4	77,230	54,170
Other receivables		16,990	18,869
Other financial assets		900	900
Total current assets		131,398	133,826

Non-current assets
Other receivables	4.4	35,347	27,465
Deferred tax assets		10,414	7,691
Investment in associates	19	1,550	800
Other financial assets (2)		555	319
Property and equipment	9	38,759	35,676
Intangible assets	10	13,911	13,791
Goodwill	18	103,097	65,180
Total non-current assets		203,633	150,922
TOTAL ASSETS		335,031	284,748

LIABILITIES
Current liabilities
Trade payables		8,631	5,603
Payroll and social security taxes payable		30,570	30,328
Borrowings	12	10,280	217
Other financial liabilities	18	26,584	12,602
Tax liabilities		3,698	6,249
Other liabilities		8	—
Total current liabilities		79,771	54,999

Non-current liabilities
Other financial liabilities	18	21,093	19,224
Other liabilities		20	20
Provisions for contingencies	14	1,216	1,945
Total non-current liabilities		22,329	21,189
TOTAL LIABILITIES		102,100	76,188

Capital and reserves
Issued capital		41,911	41,576
Additional paid-in capital		75,945	62,790
Other reserves		(1,034)	(961)
Retained earnings		116,106	105,119
Total equity attributable to owners of the Company		232,928	208,524
Non-controlling interests		3	36
Total equity		232,931	208,560
TOTAL EQUITY AND LIABILITIES		335,031	284,748

(1)	Includes balances due from related parties of 631 and 575 as of June 30, 2017 and December 31, 2016, respectively (note 17).
(2)	Includes the fair value of convertible notes of 100 (note 17.1) and the fair value of the call option on minority interest of 455 as of June 30, 2017 (note 5.3.3.)

The accompanying notes 1 to 20 are an integral part of these condensed interim consolidated financial statements

62

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016 (UNAUDITED)

(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total

Balance at January 1, 2016	34,208,406	41,050	51,854	69,243	(2,064)	52	160,135	50	160,185
Issuance of shares under share-based compensation plan (note 11.1)	122,263	147	543	—	—	—	690	—	690
Issuance of shares for payments of Huddle minority interest (note 11.1)	11,213	13	292	—	—	—	305	—	305
Issuance of shares under subscription agreement (note 11.2)	75,221	90	2,460	—	—	—	2,550	—	2,550
Share-based compensation plan	—	—	1,806	—	—	—	1,806	—	1,806
Other comprehensive income for the period, net of tax	—	—	—	—	1,151	(20)	1,131	—	1,131
Net income for the period	—	—	—	16,863	—	—	16,863	(9)	16,854
Balance at June 30, 2016	34,417,103	41,300	56,955	86,106	(913)	32	183,480	41	183,521

	Number of Shares Issued (1)	Issued capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Investment revaluation reserve	Attributable to owners of the Parent	Non- controlling interests	Total

Balance at January 1, 2017	34,647,643	41,576	62,790	105,119	(961)	—	208,524	36	208,560
Issuance of shares under share-based compensation plan (note 11.1)	160,076	192	2,328	—	—	—	2,520	—	2,520
Issuance of shares under subscription agreement (note 11.2)	119,262	143	4,117	—	—	—	4,260	—	4,260
Share-based compensation plan	—	—	6,710	—	—	—	6,710	—	6,710
Other comprehensive income for the period, net of tax	—	—	—	—	(78)	5	(73)	—	(73)
Net income for the period	—	—	—	10,987	—	—	10,987	(33)	10,954
Balance at June 30, 2017	34,926,981	41,911	75,945	116,106	(1,039)	5	232,928	3	232,931

(1)	All shares are issued, authorized and fully paid.

The accompanying notes 1 to 20 are an integral part of these condensed interim consolidated financial statements.

63

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016 (UNAUDITED)

(in thousands of U.S. dollars)

	Six months ended		Three months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Cash flows from operating activities
Net income for the period	10,954	16,854	2,098	8,938
Adjustments to reconcile net income for the period to net cash flows from operating activities:
Share-based compensation expense	6,468	1,734	5,591	1,239
Current income tax	5,756	8,916	3,345	3,067
Deferred income tax	(2,631)	(517)	(2,395)	(393)
Depreciation of property and equipment, net	4,339	2,838	2,224	1,512
Amortization of intangible assets	3,341	1,858	1,758	936
Allowance for doubtful accounts	(363)	97	(3)	82
Allowance for claims and lawsuits	256	245	157	98
Accrued interest	91	318	(59)	180
Gain on remeasurement of contingent consideration (note 5.3.2)	(698)	(290)	(698)	(290)
Gain on remeasurement of valuation of call and put option over non-controlling interest (note 5.3.3)	(1,727)	(352)	—	(352)
Allowance for impairmentof tax credits (note 6.2)	1,586	—	1,586	—
Net loss (gain) arising on financial assets classified as held-for-trading	97	(2)	187	2,182
Net gain arising on financial assets classified as available for sale	(146)	(3,895)	(145)	(3,228)
Exchange differences	766	3,273	934	1,189
Changes in working capital:
Net increase in trade receivables	(20,657)	(6,231)	(8,053)	(4,446)
Net (increase) decrease in other receivables	(2,620)	(9,357)	1,754	(5,312)
Net increase in trade payables	1,353	3,355	1,647	1,585
Net (decrease) increase in payroll and social security taxes payable	(4,601)	(1,131)	(5,302)	794
Net decrease in tax liabilities	(1,265)	(2,609)	(845)	(3,662)
Net (decrease) increase in other liabilities	(13)	1	(13)	(1)
Utilization of provision of contingencies	(1,000)	—	—	—
Cash (used in) provided by operating activities	(714)	15,105	3,768	4,118
Income tax paid	(6,701)	(7,732)	(4,381)	(7,153)
Net cash (used in) provided by operating activities	(7,415)	7,373	(613)	(3,035)

Cash flows from investing activities
Acquisition of property and equipment (1)	(7,558)	(9,445)	(2,617)	(5,509)
Proceeds from disposal of property and equipment	1	—	1	—
Acquisition of intangible assets (2)	(3,356)	(3,212)	(2,071)	(1,854)
Payments related to futures contracts	(578)	(862)	(348)	(2,702)
Acquisition of held-for-trading investments	(75,030)	(85,385)	(33,054)	(48,366)
Proceeds from held-for-trading investments	78,537	81,075	33,688	42,420
Acquisition of available-for-sale investments	(9,873)	(106,743)	(4,974)	(73,957)
Proceeds from available-for-sale investments	9,710	101,481	9,460	81,548
Payments to acquire investments in associates	(281)	(500)	(281)	—
Acquisition of business, net of cash (3)	(19,143)	(5,829)	(13,374)	(5,829)
Seller financing	(1,971)	(600)	—	(414)
Net cash used in investing activities	(29,542)	(30,020)	(13,570)	(14,663)

64

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016 (UNAUDITED)

(in thousands of U.S. dollars)

	Six months ended		Three months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Cash flows from financing activities
Proceeds from the issuance of shares under the share-based compensation plan	1,493	375	998	302
Proceeds from borrowings	10,500	—	10,500	—
Repayment of borrowings	(101)	(182)	(39)	(112)
Convertible notes	(100)	—	(100)	—
Proceeds from subscription agreements	4,260	2,550	3,100	2,550
Cash provided by financing activities	16,052	2,743	14,459	2,740
Interest paid	(16)	(24)	(10)	(11)
Net cash provided by financing activities	16,036	2,719	14,449	2,729

Effect of exchange rate changes on cash and bank balances	230	1,973	136	1,011
(Decrease) increase in cash and cash equivalents	(20,691)	(17,955)	402	(13,958)

Cash and cash equivalents at beginning of the year	50,532	36,720	29,439	32,723
Cash and cash equivalents at end of the period	29,841	18,765	29,841	18,765

(1)	For the six months ended June 30, 2017 and 2016, included 917 and 947 of acquisition of property and equipment financed with trade payables, respectively. During the six months ended June 30, 2017 and 2016 the Company paid 478 and 26 related to property and equipment acquired in 2016 and 2015, respectively. Finally, for the six months ended June 30, 2017 included 714 of advances paid.
(2)	For the six months ended June 30, 2017 included 39 of acquisition of intangible assets financed with trade payables. During the six months ended June 30, 2017 and 2016, the Company paid 7 and 439 related to intangible assets acquired in 2016 and 2015, respectively.

	Six months ended		Three months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Supplemental information
Cash paid	21,294	8,500	15,494	8,500
Less: cash and cash equivalents acquired	(2,151)	(2,671)	(2,120)	(2,671)
Total consideration paid net of cash and cash equivalents acquired	19,143	5,829	13,374	5,829

The accompanying notes 1 to 20 are an integral part of these condensed interim consolidated financial statements

65

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 1 – COMPANY OVERVIEW

Globant S.A. is a company organized in the Grand Duchy of Luxembourg, primarily engaged in building digital journeys that matter to millions of users through its subsidiaries (hereinafter the “Company” or “Globant Lux” or “Globant Group”). The Company specializes in providing innovative software solutions by leveraging emerging technologies and trends.

The Company’s principal operating subsidiaries and countries of incorporation as of June 30, 2017 were the following: Sistemas UK Limited and We are London Limited in the United Kingdom; Globant LLC, L4 Mobile LLC, Ratio Cypress LLC and PointSource LLC in the United States of America (the “U.S.”); Sistemas Globales S.A., IAFH Global S.A. and Dynaflows S.A. in Argentina; Sistemas Colombia S.A.S. in Colombia; Global Systems Outs S.R.L. de C.V. in Mexico; Sistemas Globales Uruguay S.A. and Difier S.A. in Uruguay; Globant Brasil Consultoria Ltda. in Brazil; Sistemas Globales Chile Ases. Ltda. in Chile; Globant Peru S.A.C. in Peru; Globant India Private Limited in India and Software Product Creation in Spain.

The Globant Group provides services from development and delivery centers located in the U.S. (San Francisco, New York, Seattle, Raleigh and Chicago), Argentina (Buenos Aires, Tandil, Rosario, Tucuman, Córdoba, Resistencia, Bahia Blanca, Mendoza, Mar del Plata, and La Plata), Uruguay (Montevideo), Colombia (Bogota and Medellin), Brazil (São Paulo), Peru (Lima), Chile (Santiago), Mexico (Mexico City), India (Pune and Bangalore), Spain (Madrid) and United Kingdom (London) and it also has client management centers in the U.S. (San Francisco , Boston and Miami) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Substantially all revenues are generated in the U.S. and United Kingdom, through subsidiaries located in those countries. The Company's workforce is mainly located in Argentina and to a lesser extent in other countries in Latin America, India and U.S.

The Company changed its registered office address since January 30, 2016 from 5 rue Guillaume Kroll, L-1882, Luxembourg to 37A, avenue J.F. Kennedy, L-1855, Luxembourg.

NOTE 2 - BASIS OF PREPARATION

The accompanying condensed interim consolidated statement of financial position as of June 30, 2017, the condensed interim consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the six months ended June 30, 2017 and 2016 and the explanatory notes to the condensed interim consolidated financial statements are unaudited and are prepared for interim financial information. These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as adopted by the European Union.

Consequently, all of the disclosures required in accordance with International Financial Reporting Standards (IFRS) for annual financial statements are not included herein, hence, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements in the period ended December 31, 2016 included in our 2016 Annual Report with the Luxembourg Stock Exchange (Lux SE). In the opinion of management, these unaudited condensed interim consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.

66

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The financial information as of December 31, 2016 presented in these unaudited condensed interim consolidated financial statements is derived from our audited consolidated financial statements for the year ended December 31, 2016.

The results of operations for six months ended June 30, 2017 are not necessarily indicative of the results for the full years. The Company believes that the disclosures are adequate to make the information presented not misleading.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on August 15, 2017, which is the date that the condensed interim financial statements were available for issuance.

NOTE 3 - BASIS OF CONSOLIDATION

These condensed interim consolidated financial statements include the unaudited condensed interim consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The basis of consolidation and subsidiaries included, considering the incorporation of the acquired companies Ratio Cypress LLC and PointSource LLC since the acquisition date on February 28, 2017 and June 1, 2017, respectively, are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2016.

NOTE 4 – ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our audited consolidated financial statements for the year ended December 31, 2016, except for the adoption of new standards and interpretations effective as of January 1, 2017.

4.1 – Application of new and revised International Financial Reporting Standards

•	Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at June 30, 2017 as described in note 2.1 to the Company's consolidated financial statements as of December 31, 2016. The new and revised standards and interpretations mentioned before did not have impact on these condensed interim consolidated financial statements. The Company applied the amendments of IAS 12 retrospectively. However, their application has no effect on the Company’s financial position and performance as the Company has no deductible temporary differences or assets that are in the scope of the amendments.

67

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

•	New accounting pronouncements

The Company has completed an impact assessment of the application of IFRS 15 on the Company´s consolidated financial statements and do not anticipate material changes in the amount of revenue. Nevertheless, the Company is analyzing to increase the disclosure of the split of revenue under the new standard.

Based on the analysis of the Company’s financial assets and financial liabilities as of June 30, 2017 on the basis of the facts and circumstances that exists at that date, the management of the Company have performed a preliminary assessment of the impact and does not anticipate that the application of the IFRS 9 will have a material impact on the Company’s consolidated financial statements.

As facts and circumstances may change during the period leading up to the initial date of application of IFRS 9, which is expected to be January 1, 2018 as the Company does not intend to early apply the standard, the assessment of the potential impact is subject to change.

Management is currently assessing the potential impact of the application of IFRS 16. Despite it is not practicable to provide a reasonable estimate of the financial effect on the amounts recognized in the Company ´s consolidated financial statements until the management complete the review, the Company anticipates changes in presentation and disclose considering the volume of leases. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application being permitted if IFRS 15 has also been applied. The Company has not opted for early application.

In addition to the new and revised IFRSs that have been issued but are not yet mandatorily effective that are described in note 2.1 to the consolidated financial statements as of December 31, 2016, the following revised IFRS were published. The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRIC 23 Uncertainty over Income Tax Treatments1

1 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

•	On June 7, 2017, the IASB published IFRIC 23 "Uncertainty over Income Tax Treatments", which was developed by the IFRS Interpretations Committee to clarify the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The interpretation specifically considers:

◦	Whether tax treatments should be considered collectively.
◦	Assumptions for taxation authorities' examinations.
◦	The determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
◦	The effect of changes in facts and circumstances.

68

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The interpretation is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted. It is not practicable to provide a reasonable financial estimate of the effect until the management complete a review of the application of IFRIC. The Company has not opted for early application.

4.2 Investments

	June 30, 2017	December 31, 2016
Mutual funds (1)	6,437	9,355
TOTAL	6,437	9,355

(1)	Held for trading investment.

A financial asset is classified as held for trading if:

1)	it is acquired principally for the purpose of sale in the near term;
2)	on initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or
3)	it is a derivative (except for a derivative that is a designated and effective hedging instrument).

Held for trading financial assets are measured at Fair Value through Profit or Loss (“FVTPL”).

Available for sale investment (AFS) financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) FVTPL.

Listed redeemable notes held by the Company that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and accumulated under the heading of investment revaluation reserve.

4.3 Derivative financial instruments

The Company enters into foreign exchange future contracts. Further details are disclosed in note 5.3.1. Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss.

4.4 Main variations

•	Revenues
	June 30, 2017	June 30, 2016
Revenues (1)	188,331	153,252

69

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

•	Cash and bank balances
	June 30, 2017	December 31, 2016
Cash and bank balances (2)	29,628	48,713
Cash deposits	104	1,615
Cash to be deposited	109	204
TOTAL	29,841	50,532

•	Trade receivables

	June 30, 2017	December 31, 2016
Accounts receivable (3)	65,279	47,466
Unbilled revenue	12,205	7,321
Subtotal	77,484	54,787
Less: Allowance for doubtful accounts	(254)	(617)
TOTAL	77,230	54,170

•	Other receivables non current

	June 30, 2017	December 31, 2016
Advances to suppliers	26,192	20,977
Tax credit - VAT	6,167	4,122
Other tax credits	1,051	577
Guarantee deposits	1,437	1,289
Other	500	500
TOTAL	35,347	27,465

(1)	The increase is mainly due to the expansion of the scope and size of the Company ´s engagements, the increase in its key client base primarily through its business development efforts and referrals from its existing clients and the revenue generated by the companies acquired during the twelve months ended June 30, 2017.
(2)	The decrease is mainly due to the payments of the acquisitions of Ratio Cypress LLC and PointSource LLC during the first and second quarters of 2017, respectively (note 18). Additionally, during the period ended June 30, 2017, the Company paid the first earn-out of the acquisition of L4 Mobile LLC and for an amount of 1,000 to the U.S. Attorney's Office for the Northern District of Texas related to the settlement agreement signed in accordance to the civil investigate demand received during 2015 (note 14).
(3)	The variation is mainly due to delays in collections during the six months ended June 30, 2017.

70

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 5 – CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates, and interest rates and liquidity risk.

These unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual audited financial statements; they should be read in conjunction with the Company’s annual audited consolidated financial statements as at December 31, 2016. There have been no significant changes in the risk management assessment or in any risk management policies since the year end.

5.1 - Financial instruments that are not measured at fair value

The carrying amounts of financial assets and liabilities related to trade receivables, other current and non-current receivables, trade payables and other liabilities, where applicable, included in the condensed interim consolidated statement of financial position as of June 30, 2017 and December 31, 2016, approximate to their fair values. Borrowings are subsequently measured at amortized cost considering the effective interest rate method, which approximate to its fair value due to their short-term maturity.

5.1.1 Available-for-sale investments

During the six months ended June 30, 2017 and the year ended December 31, 2016, the Company acquired “Letras del Banco Central” (LEBAC) with SBS Sociedad de Bolsa S.A. LEBAC are short-term securities issued and tendered by the Argentine Central Bank, nominated in Argentine pesos, and can be purchased with cash through banks or stock brokering companies. LEBAC do not pay interest during the life of the instrument. Instead, LEBAC are bought at a discounted from their face value, which is the amount the instrument will be worth at its settlement. When these instruments reach their maturity, the investor receives an amount equal to the face value of the instrument.

The purpose of this transaction is to ensure a fixed return in Argentine Pesos.

During the six months ended June 30, 2017, the Company acquired “Letras del Tesoro” (LETE) with JP Morgan and Allaria y Cia. Agente de Valores SpA. LETE are short-term securities issued and tendered by the Argentine Central Bank, nominated in U.S. dollars, and can be purchased with cash through banks or stock brokering companies. LETE do not pay interest during the life of the instrument. Instead, LETE are bought at a discounted from their face value, which is the amount the instrument will be worth at its settlement. When these instruments reach their maturity, the investor receives an amount equal to the face value of the instrument.

The purpose of this transaction is to ensure a fixed return in U.S. dollars.

According to IAS 39, held-to-maturity investments (HTM) are non-derivative financial assets with fixed or determinable payments and fixed maturity that the entity has the positive intent and ability to hold to maturity. HTM investments are measured at amortized cost using the effective interest method, less impairment losses. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the life of the financial instrument to the net carrying amount of the financial asset.

71

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

According to the nature, intention and ability of the Company to hold those LEBACs until maturity, they were initially classified as held-to-maturity investments. However, during December 2015, the Company sold some of those LEBACs and consequently, changed the classification of the remaining LEBACs. As of June 30, 2017 and December 31, 2016, LEBACs and LETEs were classified as Available-for-sale investments, since it was not permitted to classify investments as held-to-maturity in accordance with IAS 39. The gain of 5 and the loss of 20, net of tax effect, resulting after the date of reclassification was recognized as Other comprehensive income for the six months ended June 30, 2017 and 2016, respectively. The loss of 2 and 948, net of tax effect, resulting after the date of reclassification was recognized as Other comprehensive income for the three months ended June 30, 2017 and 2016, respectively.

Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income.

5.2 - Fair value measurements recognized in the consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into a three-level fair value hierarchy as mandated by IFRS 13, as follows:

•	Level 1 fair value measurements are those derived from quoted market prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

	As of June 30, 2017
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	6,437	—	6,437
Call option on minority interest	—	—	455	455
Convertible notes	—	100	—	100

Financial liabilities
Contingent consideration	—	—	37,939	37,939
Put option on minority interest	—	—	2,797	2,797

72

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds (1)	—	9,355	—	9,355
Call option on minority interest	—	—	319	319

Financial liabilities
Contingent consideration	—	—	23,314	23,314
Put option on minority interest	—	—	4,388	4,388

(1)	Held for trading investment.

There were no transfers of financial assets between Level 1, Level 2 and Level 3 during the period.

The Company has applied the market approach technique in order to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable (i.e., similar) assets, liabilities or a group of assets and liabilities.

5.3 Level 3

5.3.1 - Foreign exchange futures contracts

During the six months ended June 30, 2017 and 2016, the Argentinian subsidiaries, Sistemas Globales S.A. and IAFH Global S.A. have acquired foreign exchange futures contracts with SBS Sociedad de Bolsa S.A. (SBS) in U.S. dollars, with the purpose of hedging the possible decrease of assets’ value held in Argentine Pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. For the six and three months periods ended June 30, 2017 the Company has recognized a loss of 460 and 348, respectively and for the six and three months periods ended June 30, 2016 the Company has recognized a loss of 862 and 2,702, respectively.

These futures contracts have daily settlements, in which the futures value changes daily. Sistemas Globales S.A. and IAFH Global S.A. recognize daily variations in SBS primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. dollar – Argentine peso, the companies perceive a gain or loss for the difference. As future contracts have daily settlements, hence fair value as of June 30, 2017 and December 31, 2016 was zero.

Pursuant to these contracts, Sistemas Globales S.A. and IAFH Global S.A. are required to maintain collaterals in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts.This ensures minimal funding, in case SBS has to transfer funds to “Mercado a Término de Rosario S.A” (ROFEX) if losses are generated by daily settlements. This amount must also remain restricted during the term of the contracts, and invested in mutual funds in order to generate a return. As of June 30, 2017 and December 31, 2016, foreign exchange future contracts acquired by the Company were all settled.

73

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

During the six months ended June 30, 2017, the subsidiary Globant LLC, has acquired foreign exchange forward contracts with Bridge Bank in rupees currency, with the purpose of hedging the risk of exposure to fluctuations in that currency within the Group. Those contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. For the six and three months periods ended June 30, 2017 the Company has recognized a loss of 118.

5.3.2. Contingent consideration

The acquisition of Clarice, described in note 23 to the consolidated financial statements as of December 31, 2016, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue, gross profit and capacity.

As of June 30, 2017, the Company remeasured the fair value of the contingent consideration related to Clarice described above, considering the new targets established by the amendment to Globant India Private Ltd. (formerly Clarice Technologies PVT Ltd.) Share Purchase Agreement dated on May 14, 2015. Gain arising from the change in fair value amounted to 698 and includes a gain arising from the change in fair value of the contingent consideration for an amount of 470.

The new targets established by the abovementionated amendment are relative to the assignment to Globant India’s employees to billable projects ("billable hours growth target").

As of June 30, 2017 and December 31, 2016, the nominal value of contingent consideration related to Clarice amounted to 4,915 and 5,392, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 2,757 and 5,993 as of June 30, 2017 and 2,695 and 5,664 as of December 31, 2016. The fair value of the contingent consideration arrangement of 4,713 and 5,063 as of June 30, 2017 and December 31, 2016, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

The acquisition of WAE (jointly We are London Limited and We are Experience, Inc.), described in note 23 to the consolidated financial statements as of December 31, 2016, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue and gross profit.

As of June 30, 2017 and December 31, 2016, the nominal value of contingent consideration related to WAE amounted to 10,000. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 7,106 and 10,000 as of June 30, 2017 and 7,264 and 10,000 as of December 31, 2016. The fair value of the contingent consideration arrangement of 9,656 and 9,647 as of June 30, 2017 and December 31, 2016, respectively, was estimated by discounting to present value using a risk-adjusted discount rate.

74

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The acquisition of L4, described in note 23 to the consolidated financial statements as of December 31, 2016, included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue and gross profit.

As of June 30, 2017 and December 31, 2016, the nominal value of contingent consideration related to L4 amounted to 8,000 and 9,000, respectively. The potential undiscounted amount of all future payments that the Company could be required to make under this agreement was between 5,507 and 8,500 as of June 30, 2017 and 6,391 and 9,500 as of December 31, 2016. The fair value of the contingent consideration arrangement of 7,733 and 8,604 as of June 30, 2017 and December 31, 2016 was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 18, the acquisition of Ratio Cypress LLC (Ratio), included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company´s gross revenue and gross margin and pull though and integration targets achievement by Ratio.

As of June 30, 2017, the preliminary nominal value of contingent consideration related to Ratio amounted to 5,000. The preliminary fair value of the contingent consideration arrangement of 4,895 as of June 30, 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

As described in note 18, the acquisition of PointSource LLC (PointSource), included a contingent consideration agreement which is payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company´s gross revenue and gross margin.

As of June 30, 2017, the preliminary nominal value of contingent consideration related to PointSource amounted to 11,500. The preliminary fair value of the contingent consideration arrangement of 10,942 as of June 30, 2017 was estimated by discounting to present value using a risk-adjusted discount rate.

5.3.3. Put and call option on minority interests

On October 22, 2015, the Company entered into a Shareholders Agreement (the “Minority Interest SHA”) with the “non-controlling shareholders” to agree on a put option over the 33.27% of the remaining interest of Dynaflows effective on the third or fifth anniversary from the date of acquisition, pursuant to which the non-controlling shareholders shall have the right (the "Put Option") to sell and the Company shall purchase all, but not less than all the shareholder’s non-controlling interest. Pursuant to the shareholder’s agreement, the Company also agreed on a call option over non-controlling interest effective after the fifth anniversary from the closing date till the sixth anniversary from the closing date pursuant to which the Company shall have the right to purchase and the non-controlling interest shareholders shall sell all but not less than all the shareholder’s non-controlling interest then owned by the non-controlling shareholders.

75

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The discounted consideration of the put option over non-controlling interest of Dynaflows of 2,797 and 4,388 as of June 30, 2017 and December 31, 2016, respectively, was estimated by discounting:

- In case the put option is exercised in the third anniversary, 50% of the total of: 1) eight (8) times EBITDA multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option; plus 2) four (4) times Revenue multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option;

- In case the put option is exercised in the fifth anniversary, the total of: 1) eight (8) times EBITDA multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option; plus 2) four (4) times Revenue multiplied by 0.50 according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used are: (i) forecasted EBITDA and Revenue of the Dynaflows’s most recent audited annual financial statements at the time of the delivery of such exercise of the put option, and (ii) risk-adjusted discount rate (3.5%).

Changing one or more of the significant unobservable inputs used in the reasonably possible alternative assumptions would have the following effects:

	Increase (Decrease) in unobservable input	Increase (Decrease) in put option
Risk-adjusted discount rate	0.5%	(15)
	(0.5)%	15
Forecasted EBITDA & Revenue	5%	140
	(5)%	(140)

The fair value of the call option on minority interest of 455 and 319 as of June 30, 2017 and December 31, 2016, respectively, was estimated by using the Black & Sholes method considering the EBITDA and Revenue of the Dynaflows’s most recent audited annual financial statements at the time of the delivery of such exercise of the call option to present value using a risk-adjusted discount rate.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used are: (i) forecasted EBITDA and Revenue of Dynaflows’s most recent audited annual financial statements at the time of the delivery of such exercise of the call option, and (ii) risk-adjusted discount rate (0.5%).

Changing one or more of the significant unobservable inputs used in the reasonably possible alternative assumptions would have the following effects:

76

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

	Increase (Decrease) in unobservable input	Increase (Decrease) in call option
Risk-adjusted discount rate	0.25%	4
	(0.25)%	(4)
Forecasted EBITDA & Revenue	5%	(18)
	(5)%	19

As of June 30, 2017, the Company recorded a gain of 1,727 related to the remeasurement at fair value of the put and call option described above.

Reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

	Financial Assets	Financial Liabilities
	Call option on minority interest	Contingent consideration	Put option on minority interest
December 31, 2016	319	23,314	4,388
Fair value remeasurement	136	(470)	(1,591)
Acquisition of business	—	15,787	—
Payments	—	(1,147)	—
Interests	—	455	—
June 30, 2017	455	37,939	2,797

	Financial Assets	Financial Liabilities
	Call option on minority interest	Contingent consideration	Put option on minority interest
December 31, 2015	321	8,451	7,371
Fair value remeasurement	(2)	(418)	(2,983)
Acquisition of business	—	18,019	—
Payments	—	(3,164)	—
Interests	—	426	—
December 31, 2016	319	23,314	4,388

77

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 6 – INCOME TAXES

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The effective tax rate calculated for the six months ended June 30, 2017 and 2016 was 22% and 33%, respectively, and 31% and 23% for the three months ended June 30, 2017 and 2016, respectively. During the six and three months ended June 30, 2017, the Company recorded loss for impairment of tax credits of 1,586, as explained in note 6.2, which is not deductible for income tax perspective, thus increasing the effective tax rate of that period as compared to the six and three months period ended June 30, 2016.

The adjusted effective tax rate after detracting the effect of the impairment would have been 20% and 21% for the six and three months ended June 30, 2017. Considering this adjusted effective tax rates, the lower effective tax rate for the Company during the six and three months ended June 30, 2017 is explained mainly by appreciation of some currencies, mainly Colombian peso and Mexican peso, during the six and three months ended June 30, 2017 as compared to a depreciation of the Latin America countries currencies during the six and three months ended June 30, 2016. The appreciation of some currencies in an average of 12.7% during the six months ended June 30, 2017 has caused that the profit before income tax of the related subsidiaries’ in local currency includes a deductible foreign exchange loss of 388, driven by accounts receivable expressed in U.S. dollars, decreasing the current income tax for the period. Whereas, the depreciation of some currencies, mainly Latin America countries currencies, in an average of 17.2% during the six months ended June 30, 2016 has caused that the profit before income tax of the related subsidiaries’ in local currency includes a taxable foreign exchange gain of 16,607, driven by accounts receivable expressed in U.S. dollars, increasing the current income tax for the period. Additionally, during the six months ended June 30, 2017, the increase in activities in US due to recent business combinations increase the effective tax rate as of that date.

6.1 - Argentina’s Software Promotion Regime

From a taxable income perspective, the Argentine subsidiaries represent the Company’s most significant operations. Argentine companies are subject to a 35% corporate income tax rate. On March 26, 2015 and April 17, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Sistemas Globales S.A. and IAFH Global S.A. including both subsidiaries within the promotional regime for the software industry established under Law No. 26,692 (the “Software Promotion Regime”).

Under Argentina’s Software Promotion Law No. 26,692 (Ley de Promoción de la Industria de Software), our operating subsidiaries in Argentina benefit from a 60% reduction in their corporate income tax rate (as applied to income from promoted software activities) and a tax credit of up to 70% of amounts paid for certain social security taxes (contributions) that may be offset against value-added tax liabilities. Also it allows such tax credits to be applied to reduce our Argentine subsidiaries’ corporate income tax liability by a percentage not higher than the subsidiaries’ declared percentage of exports. The tax benefits under the Software Promotion Law until are valid till December 31, 2019.

6.2 - Impairment of tax credits

During the six months ended June 30, 2017, the Company recorded a loss for impairment of tax credits of 1,586 resulting from substantial doubt about the recoverability of some tax credits. This allowance for impairment of tax credits has been determined according to an updated estimate of future uses of those credits developed in the second quarter of the six months period ended June 30, 2017.

78

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 7 – COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

7.1. Cost of revenues

	Six months ended		Three months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Salaries, employee benefits and social security taxes (1)	(108,313)	(82,191)	(58,027)	(43,630)
Share-based compensation expense (2)	(2,730)	(448)	(2,452)	(304)
Depreciation and amortization expense	(2,199)	(1,929)	(1,097)	(1,015)
Travel and housing	(3,670)	(3,041)	(1,796)	(1,680)
Office expenses	(626)	(528)	(357)	(307)
Professional services (3)	(2,811)	(322)	(1,353)	(192)
Recruiting, training and other employee expenses	(296)	(47)	(142)	(32)
Taxes	(92)	(15)	(19)	(3)
TOTAL	(120,737)	(88,521)	(65,243)	(47,163)

(1)	The increase is mainly due to headcount incorporated as a result of the acquisitions of L4 Mobile, Ratio and PointSource on November 14, 2016, February 28, 2017 and June 1, 2017, respectively.
(2)	The increase is mainly due to the Restricted Stock Units (RSU).
(3)	The increase is mainly due to the independent contractors services (software development and digital design services) used in the discovery process since the acquisitions of WAE and L4 Mobile on May 23, 2016 and November 14, 2016, respectively.

7.2. Selling, general and administrative expenses

	Six months ended		Three months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Salaries, employee benefits and social security taxes (1)	(20,704)	(13,587)	(10,581)	(7,342)
Share-based compensation expense (2)	(4,028)	(1,286)	(3,429)	(935)
Rental expenses	(6,687)	(5,610)	(3,483)	(2,883)
Office expenses	(5,860)	(4,886)	(3,118)	(2,588)
Professional services	(4,577)	(3,841)	(2,318)	(2,151)
Travel and housing	(2,407)	(2,265)	(1,282)	(1,189)
Taxes	(3,144)	(3,164)	(1,749)	(1,427)
Depreciation and amortization expense (3)	(5,481)	(2,767)	(2,885)	(1,433)
Promotional and marketing expenses	(498)	(585)	(286)	(289)
Recovery (charge) to allowance for doubtful accounts, net	363	(97)	3	(82)
TOTAL	(53,023)	(38,088)	(29,128)	(20,319)

(1)	The increase is mainly due to headcount incorporated as a result of the acquisitions of L4 Mobile, Ratio and PointSource on November 14, 2016, February 28, 2017 and June 1, 2017, respectively.
(2)	The increase is mainly due to the Restricted Stock Units (RSU).
(3)	The variation is mainly due to the increase in amortization of intangible assets.

79

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 8 – FINANCE INCOME / EXPENSE

	Six months ended		Three months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Finance income
Interest gain	292	10	223	—
Gain arising for held-for-trading investments	481	2,704	161	520
Gain arising for available-for-sale investments	146	3,895	145	3,228
Foreign exchange gain	3,203	4,480	1,508	455
Subtotal	4,122	11,089	2,037	4,203

Finance expense
Interest expense on borrowings	(16)	(24)	(10)	(11)
Loss arising for held-for-trading investments	(578)	(2,702)	(348)	(2,702)
Foreign exchange loss	(4,215)	(9,682)	(2,646)	(2,611)
Other interest	(367)	(304)	(154)	(169)
Other	(260)	(421)	(143)	(193)
Subtotal	(5,436)	(13,133)	(3,301)	(5,686)
TOTAL	(1,314)	(2,044)	(1,264)	(1,483)

80

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 9 – PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2017 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	18,097	5,117	29,723	34	6,981	2,354	3,899	66,205
Additions related to business combinations (note 18)	78	43	9	4	—	—	13	147
Additions	2,340	140	2,054	—	—	—	2,749	7,283
Disposals	—	—	(3)	—	—	—	—	(3)
Transfers	—	264	169	—	—	—	(433)	—
Currency translation difference	(11)	(5)	(11)	—	—	—	—	(27)
Values at end of period	20,504	5,559	31,941	38	6,981	2,354	6,228	73,605

Depreciation
Accumulated at beginning of year	11,219	3,136	15,921	4	249	—	—	30,529
Additions	1,638	363	2,262	6	70	—	—	4,339
Disposals	—	—	(2)	—	—	—	—	(2)
Currency translation difference	(7)	(3)	(10)	—	—	—	—	(20)
Accumulated at end of period	12,850	3,496	18,171	10	319	—	—	34,846
Carrying amount	7,654	2,063	13,770	28	6,662	2,354	6,228	38,759

81

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

Property and equipment as of December 31, 2016 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Vehicles	Buildings	Lands	Properties under construction	Total
Useful life (years)	3	5	3	5	50
Cost
Values at beginning of year	14,351	3,439	19,793	—	4,204	2,354	5,790	49,931
Additions related to business combinations	156	55	48	—	—	—	—	259
Additions	3,547	1,083	1,353	34	2,777	—	7,120	15,914
Transfers	31	557	8,423	—	—	—	(9,011)	—
Disposals	(53)	—	—	—	—	—	—	(53)
Currency translation difference	65	(17)	106	—	—	—	—	154
Values at end of year	18,097	5,117	29,723	34	6,981	2,354	3,899	66,205

Depreciation
Accumulated at beginning of year	8,870	2,434	12,751	—	156	—	—	24,211
Additions	2,306	725	3,162	4	93	—	—	6,290
Disposals	(3)	—	—	—	—	—	—	(3)
Currency translation difference	46	(23)	8	—	—	—	—	31
Accumulated at end of year	11,219	3,136	15,921	4	249	—	—	30,529
Carrying amount	6,878	1,981	13,802	30	6,732	2,354	3,899	35,676

NOTE 10 – INTANGIBLE ASSETS

Intangible assets as of June 30, 2017 included the following:

	Licenses and internal developments	Customer relationships	Non-compete agreement	Total
Useful life (years)	5	3 - 10	3
Cost
Values at beginning of year	18,591	9,634	586	28,811
Additions related to business combinations (note 18)	52	—	—	52
Additions	3,388	—	—	3,388
Currency translation difference	(1)	2	—	1
Values at end of period	22,030	9,636	586	32,252

Amortization
Accumulated at beginning of year	11,935	2,499	586	15,020
Additions	2,493	848	—	3,341
Currency translation difference	(1)	(19)	—	(20)
Accumulated at end of period	14,427	3,328	586	18,341
Carrying amount	7,603	6,308	—	13,911

82

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

Intangible assets as of December 31, 2016 included the following:

	Licenses and internal developments	Customer relationships	Non-compete agreement	Total
Useful life (years)	5	3 - 10	3
Cost
Values at beginning of year	12,611	4,334	586	17,531
Additions related to business combinations	28	5,054	—	5,082
Additions	5,942	—	—	5,942
Currency translation difference	10	246	—	256
Values at end of year	18,591	9,634	586	28,811

Amortization
Accumulated at beginning of year	8,229	1,507	586	10,322
Additions	3,702	926	—	4,628
Currency translation difference	4	66	—	70
Accumulated at end of year	11,935	2,499	586	15,020
Carrying amount	6,656	7,135	—	13,791

NOTE 11 - CAPITAL AND RESERVES

11.1. Issuance of common shares

During the period ended June 30, 2017, 130,709 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 11.43 per share amounting to a total of 1,494.

On April 21 and May 23, 2017, the Company granted 38,057 and 197,271 Restricted Stock Units (RSU) to certain employees and directors of the Company at a price of $34.96 and $37.00 per share, respectively. Regarding the RSU granted on April 21, 2017, 29,367 vested on May 23, 2017 for a total amount of 1,026, and the remaining 8,690 will vest on November 23, 2017. Regarding the RSU granted on May 23, 2017, 2,671 will vest on May 9, 2018 and the remaining have a vesting period of 4 years, 25% on each anniversary of the grant date through the fourth anniversary of the grant.

During the period ended June 30, 2016, 107,263 common shares were issued after vested options arising from the 2012 and 2014 share-based compensation plan were exercised by some employees. Options were exercised at an average price of 3.47 per share amounting to a total of 375.

On April 30, 2015, the Company granted to one employee thirty thousand 30,000 common shares to be carried out in two tranches: fifteen thousand 15,000 shares delivered during April 2015 and the remaining fifteen thousand 15,000 shares delivered on April 1, 2016. Shares were granted at a price of 21.01 per share amounting to a total of 315 per year.

83

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

On January 22, 2016, the Company granted 11,213 treasury shares at a price of $ 27.2 per share to Mr. Spitz to cancel the remaining liability of 305, related to the acquisition of the minority interest of Huddle Group. The Company withholds the remaining amount of 20 as an escrow till October 23, 2019.

As of June 30, 2017, 25,005,864 common shares of the Company's share capital are registered and quoting in the New York Stock Exchange.

11.2. Subscription agreement

On June 1, 2017, the Company issued 84,953 common shares for a total amount of 3,100 as part of the subscription agreement stated in the stock purchase agreement signed with PointSource´s sellers explained in note 18.

On March 1, 2017, the Company issued 34,309 common shares for a total amount of 1,160 as part of the subscription agreement stated in the stock purchase agreement signed with Ratio´s sellers explained in note 18.

On May 23, 2016, the Company issued 75,221 common shares for a total amount of 2,550 as part of the subscription agreement stated in the stock purchase agreement signed with WAE´s sellers explained in note 23 to the consolidated financial statements as of December 31, 2016.

NOTE 12 - BORROWINGS

	As of
	June 30, 2017	December 31, 2016

Current	10,280	217
TOTAL	10,280	217

Movements in borrowings were as follows:

	Six months ended
	June 30, 2017	June 30, 2016

Balance at the beginning of year	217	548
Proceeds from borrowings (1)	10,500	—
Payment of borrowings	(117)	(206)
Accrued interest	16	24
Foreign exchange	(336)	(27)
Balance at the end of the period	10,280	339

(1)	The Company, through its Argentine subsidiary, Sistemas Globales S.A. and IAFH Global S.A., entered into 4 loan agreements with Santander Rio. These loans mature before December 31, 2017.

84

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 13 – SHARE-BASED COMPENSATION - EMPLOYEE BENEFITS

13.1. Movements in share options during the period

The following reconciles the share options outstanding at the end of the six months ended June 30, 2017 and 2016:

	June 30, 2017		June 30, 2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at the beginning of year	2,658,595	22.21	1,933,239	15.40
Options granted during the period	—	—	260,000	29.01
Forfeited during the period	(199,493)	30.36	(25,363)	24.77
Exercised during the period	(130,709)	11.43	(107,263)	3.47
Balance at end of period	2,328,393	22.11	2,060,613	17.63

13.2 Restricted stock units

As part of the 2014 Equity Incentive Plan, the Company granted awards to certain employees in the form of Restricted Stock Units, having a par value of USD 1.20 each, with a specific period of vesting. Each Restricted Stock Unit is equivalent in value to one share of the company´s common stock and represents the company´s commitment to issue one share of the company´s common stock at a future date, subject to the term of the RSU agreement and the Plan.

Until the RSUs vest, they are nothing more than an unfunded promise to issue shares of stock to the recipient at some point in the future. Holders have no voting rights nor do they receive any dividends paid while they hold the RSUs. Such contract has only a service condition, because the employee must remain in such condition at the vesting date.

The Company may include a percentage in RSU, that will be determined by Globant, as part of the full year compensation package payment.

These Restricted Stock Units agreements have been recorded as Equity Settled transactions in accordance to IFRS 2, and they were measured at fair value of shares at the grant date.

For Earning Per Share calculation, Restricted Stock Units were considered as Contingently issuable shares and thus they form part of the dilution calculation.

85

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

During the period ended June 30, 2017, the Company granted 194,600 restricted stock units (RSU) to some employees, to vest annually in equal 25% installments so long as the recipient of the grant is then employed by the Company. The fair value of the RSU at the date of grant was $37.00. Additionally, the Company granted 38,057 and 2,671 RSU, with specific time of vesting and recorded at the fair value at the date of the grant of $34.96 and $37.00, respectively.

The following reconciles the RSU outstanding at the end of the six months ended June 30, 2017:

	June 30, 2017
	Number of RSU	Weighted average grant price

Balance at the beginning of year	—	—
RSU granted during the period	235,328	36.67
Forfeited during the period	—	—
Issued during the period	(29,367)	34.96
Balance at end of period	205,961	36.91

NOTE 14 – CONTINGENCIES

As of June 30, 2017 and December 31, 2016, the Company recorded reserves for lawsuits claims and other disputed matters for a total amount of 1,216 and 1,945, respectively.

In December 2015, we received a civil investigative demand from the U.S. Attorney's Office for the Northern District of Texas (the “US”) for the production of records in connection with an investigation relating to alleged non-compliance with laws governing the application for and use of B visas during the period January 1, 2009 through December 31, 2015 (the “Relevant Period”).

In order to avoid the inconvenience and expense of litigation, we settled this matter by entering into a Settlement Agreement with the US (“Settlement Agreement”) on March 15, 2017. Under the terms of the Settlement Agreement, we denied the US’s allegations and all liability in connection with the conduct alleged by the US to have involved 21 employees from June 2010 through December 2012. Under the Settlement Agreement, we agreed, among other things, to pay an amount equal to $1.0 million. Of that amount, $500,000 is attributable to penalties connected to the above-described conduct and $500,000 is attributable to reimbursement of the US’s investigative costs. In return, the US has agreed, among other things, to release us and/or our affiliates from any civil or administrative monetary claim that the US has for the above-described conduct during the Relevant Period with respect to the foreign nationals referenced in the Settlement Agreement, subject to customary exceptions. On March 17, 2017, the Company paid the total amount of $1.0 million regarding to this agreement.

Our U.S. subsidiary, Globant LLC, is currently under examination by the Internal Revenue Service (“IRS”) regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. Such examination is currently in progress and, at this stage, we cannot make any predictions about the final outcome of this matter. Management estimates that the amount of possible loss as of June 30, 2017 could range between $300,000 and $500,000.

86

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

Except for the abovementioned, as of the date of issuance of these condensed interim consolidated financial statements, no significant changes have occurred with respect to the contingencies included in note 28 to the consolidated financial statements for the three years in the period ended December 31, 2016.

NOTE 15 – SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s chief executive officer (“CEO”). The CEO reviews information presented on an entity level basis for purposes of making operating decisions and assessing financial performance. Therefore, as of June 30, 2017, the Company has determined that it operates in a single operating and reportable segment.

The Company provides services related to application development, testing, infrastructure management and application maintenance.

87

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The following table summarizes revenues by geography:

	Six months ended		Three months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
North America
United States of America	147,596	123,110	77,657	63,815
Canada	554	1,968	490	996
Subtotal North America	148,150	125,078	78,147	64,811
Europe
Spain	13,753	4,380	8,299	2,213
Ireland	—	165	—	22
United Kingdom	5,409	4,331	2,593	2,727
Luxembourg	515	446	262	227
Germany	1,053	1,496	463	737
Italy	—	718	—	551
Sweden	1,317	25	525	6
Others	193	137	118	61
Subtotal Europe	22,240	11,698	12,260	6,544
Asia
India	299	729	171	332
Singapore	27	50	—	33
Subtotal Asia	326	779	171	365
Latin America and others
Argentina	4,856	4,674	2,119	2,518
Brazil	333	1,131	30	705
Colombia	1,697	1,343	624	934
Peru	789	64	1	64
Chile	8,579	7,454	5,144	3,675
Mexico	1,226	566	1,013	200
Others	135	465	80	110
Subtotal Latin America and others	17,615	15,697	9,011	8,206
TOTAL	188,331	153,252	99,589	79,926

The revenues by geography were determined based on the country where the sale took place.

As of June 30, 2017 and 2016, the measurement of profit from operations is based on 12,985 and 26,643, respectively, as presented in the statements of profit or loss and other comprehensive income.

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

88

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

	June 30, 2017	December 31, 2016

Argentina	66,436	59,595
Spain	39,653	38,825
United States of America	61,327	22,087
Brazil	2,719	2,652
Uruguay	612	722
Luxembourg	6,370	5,568
Colombia	7,517	4,976
Mexico	3,779	4,101
India	3,007	3,258
Chile	1,140	971
Other countries	659	476
TOTAL	193,219	143,231

NOTE 16 – SEASONALITY OF OPERATIONS

Due to seasonal nature of the geographic segments, higher revenues and operating profits are usually expected in the second half of the year than in the first six months. In the fiscal year ended December 31, 2016, 47% of revenues accumulated in the first half of the year, with 53% accumulating in the second half.

NOTE 17 – RELATED PARTIES BALANCES AND TRANSACTIONS

The Company provides software and consultancy services to certain WPP subsidiaries and other related parties. Outstanding trade account balances as of June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017	December 31, 2016

Added Value	—	2
Grey Global Group Inc.	84	98
Group M Worldwide Inc	145	59
JWT	183	241
Kantar Operations	—	13
Kantar Retail	24	8
Mirum Inc.	6	—
Mercado Libre S.R.L.	—	43
TNS	189	111
Total	631	575

89

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

During the six and three months ended June 30, 2017 and 2016, the Company recognized revenues, as follows:

	Six months ended		Three months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Added Value	13	578	—	357
Ogilvy & Mather Group	1,101	—	629	—
Burson Marsteller	—	59	—	21
Grey Global Group Inc.	619	548	332	285
Group M Worldwide Inc	385	436	190	194
Ibope Argentina	—	192	—	104
J. Walter Thompson Company	758	370	376	162
Kantar Group	501	147	221	50
Kantar Retail	47	44	24	24
Mercado Libre S.R.L.	119	—	—	—
Mirum Inc.	41	—	17	—
TNS	10	493	5	237
Young & Rubicam	—	275	—	139
Coretech	—	22	—	22
Total	3,594	3,164	1,794	1,595

17.1 Loan agreement to Collokia

On May, 5, 2017, the Company and Collokia LLC, signed a loan agreement whereby the Company provides a financing facility of 100. Interest on the entire outstanding principal balance is computed at an annual rate of 2.8%. Collokia shall repay the loan in full within 18 months from the date that this agreement has been signed off. The Company has the right to convert any portion of the outstanding principal into preferred units of Collokia. As of June 30, 2017, the fair value of the loan agreement amount to 100 and is exposed as other financial assets non current.

NOTE 18 – BUSINESS COMBINATION

Acquisition of Ratio

On February 28, 2017, Globant LLC acquired 100% of shares of Ratio Cypress, LLC (“Ratio”), a limited liability company organized and existing under the laws of the State of Washington, United States. Ratio offers design, development and quality assurance services necessary to build and manage robust digital products and video streaming solutions for major media companies. Total headcount of Ratio was 45 employees with operations in United States.

The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Ratio.

90

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The aggregate purchase price under the Stock Purchase Agreement (“SPA”) amounted to 10,800. Such purchase price may be subject to adjustments based on the future performance of Ratio and is payable to the seller as follows:

1.	Up-front payment: As of the closing date, the Company paid an aggregate consideration of 5,800 to the seller.

2.	First earn-out payment: Not later than February 15, 2018, the amount of 2,000, considering the financial and integration targets achievement by Ratio during the period commencing on March 1, 2017 and ending on December 31, 2017.

3.	Second earn-out payment: Not later than February 15, 2019, the amount of 2,000, considering the financial targets achievement by Ratio during the period commencing on January 1, 2018 and ending on December 31, 2018.

4.	Third earn-out payment: Not later than February 15, 2020, the amount of 1,000, considering the financial targets achievement by Ratio during the period commencing on January 1, 2019 and ending on December 31, 2019.

As of the date of issuance of these condensed interim consolidated financial statements due to the recent of this acquisition, the accounting for this acquisition is incomplete; hence, pursuant the guidance in paragraph B66 of IFRS 3, the Company has included preliminary amounts in the below disclosures as required by such standard, as follows:

•	Fair value of the total consideration transferred since the Company has not completed the fair value analysis of the contingent consideration as of the date of issuance of these financial statements.

•	The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, the total amount of goodwill (including a qualitative description of the factors that make up the goodwill recognized and the amount of goodwill that will be deducted for tax purposes) and other intangibles, as applicable.

•	The gross contractual amounts of the acquired receivables, and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. The Company anticipates that will collect all account receivables acquired. For each contingent liability to be recognized, if any, an estimate of its financial effect, an indication of the uncertainties relating to the amount or timing of any outflow and the possibility of any reimbursement, and the reasons why the liability cannot be measured reliably, if applicable.

•	The amount of revenues and profit or loss of the acquired subsidiary since the acquisition date, and the amount of revenues and profit or loss of the combined entity as if the acquisition has been made at the beginning of the reporting period, since the acquired subsidiary did not have available financial information prepared under IFRS at the acquisition date.

91

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The fair value of the consideration transferred for Ratio acquisition was calculated as follows:

Purchase price at acquisition date	Amount
Down payment	5,800
Contingent consideration	4,871	(a)
Total consideration	10,671

(a)	As of June 30, 2017 included as 1,981 and 2,875 as Other financial liabilities current and non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expense for each period.

The preliminary fair values of the identifiable assets and liabilities of Ratio as at the date of acquisition were as follows:

Current assets
Cash and bank balances	31
Trade receivables	1,020
Other receivables	919

Non-current assets
Property and equipment	81
Intangible assets	3
Other receivables	23
Goodwill (1)	10,259

Current liabilities
Trade and other payables	(1,220)
Tax liabilities	(22)
Payroll and social security taxes payable	(423)
Total consideration	10,671

(1)	Goodwill arising from the acquisition of Ratio is deductible for tax purposes.

Goodwill has arisen in the acquisition of Ratio because the cost of the equity interest acquired included a control premium. In addition, the consideration paid for this acquisition effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of Ratio. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The net income for the period ended June 30, 2017 includes a gain of 812 attributable to the business generated by Ratio. Revenue for the period ended June 30, 2017 included 4,188 related to the business of that company. Had the business combination of Ratio been effected at January 1, 2017, the consolidated revenue of the Company would have been 190,199, the net income for the period ended June 30, 2017 would have been 7,594 and earnings per share would have amounted to $0.22.

92

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

Subscription Agreement

As part of the SPA, the Company signed a subscription agreement with the sellers whereas at the Company´s option, the Company may request to the sellers to subscribe for the Company´s common shares up to an amount of 20% of the purchase price. As of the closing date, the Company issued a total of 34,309 common shares to the sellers.

Pursuant to this agreement, with the first, second and third earn-out payment and in the event that the Company shall have exercised its option under the SPA to require the sellers to apply up to 20% of the respective earn-out payment toward the subscription of shares, the Company shall issue such number of additional shares to the sellers as is obtained by dividing the percentage of up to 20% of the earn-out payment, by a price per share equal to the volume weighted average trading price ("VWAP") for the 60-trading-day period ending on the second trading day prior to the payment of the first, second or third earn-out, respectively.

Acquisition of PointSource

On June 1, 2017, Globant LLC acquired 100% of shares of PointSource, LLC (“PointSource”), a limited liability company organized and existing under the laws of the State of Florida, United States. PointSource offers digital solutions to its customers which include design, digital strategy, development and marketing services. Total headcount of PointSource was 97 employees with operations in United States.

The purpose of the acquisition is related to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of PointSource.

The aggregate purchase price under the Stock Purchase Agreement (“SPA”) amounted to 30,765. Such purchase price may be subject to adjustments based on the future performance of PointSource and is payable to the seller as follows:

1.	Up-front payment: The Company paid the first payment of 15,500 in two installments:

a.	As of the closing date, the Company paid an aggregate consideration of 3,100 to the seller.
b.	On June 7, 2017, the Company paid the second portion of the first payment for a total amount of 12,400.

2.	First earn-out payment: Not later than February 28, 2018, the amount of 2,700, considering the financial targets achievement by PointSource during the period commencing on June 1, 2017 and ending on December 31, 2017.

3.	Second earn-out payment: Not later than February 28, 2019, the amount of 4,275, considering the financial targets achievement by PointSource during the period commencing on January 1, 2018 and ending on December 31, 2018.

93

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

4.	Third earn-out payment: Not later than February 29, 2020, the amount of 4,525, considering the financial targets achievement by PointSource during the period commencing on January 1, 2019 and ending on December 31, 2019.

Additionally, as part of the total consideration the Company computed the working capital adjustment for a total amount of 3,765.

Equity purchase agreement

On June 1, 2017, the Company signed an equity purchase agreement to have the option to acquire the 100% of the shares of PointSource Limited Liability Company (PS Belarus), a company established in accordance with the laws of the Republic of Belarus and totally owned by Christopher L. Hugill, Chief Executive Officer (CEO) of PointSource.

Additionally, PointSource and PS Belarus are parties in a subcontractor agreement, dated as of July 1, 2015, pursuant to which PS Belarus performs services to PointSource as an independent contractor. Considering that the Company owned 100% of PointSource which is the only customer of PS Belarus and that the CEO of PointSource is the wholly-owned shareholder of PS Belarus, the Company concluded that has the control over PS Belarus and has to consolidated in 100% as the following factors are met:

(a) PointSource has power over PS Belarus;

(b) PointSource has the ability to use its power over PS Belarus to affect the amounts of its return as it is the only customer.

As of the date of issuance of these condensed interim consolidated financial statements due to the recent of this acquisition, the accounting for this acquisition is incomplete; hence, pursuant the guidance in paragraph B66 of IFRS 3, the Company has included preliminary amounts in the below disclosures as required by such standard, as follows:

•	Fair value of the total consideration transferred since the Company has not completed the fair value analysis of the contingent consideration as of the date of issuance of these financial statements.

•	The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, the total amount of goodwill (including a qualitative description of the factors that make up the goodwill recognized and the amount of goodwill that will be deducted for tax purposes) and other intangibles, as applicable.

•	The gross contractual amounts of the acquired receivables, and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. For each contingent liability to be recognized, if any, an estimate of its financial effect, an indication of the uncertainties relating to the amount or timing of any outflow and the possibility of any reimbursement, and the reasons why the liability cannot be measured reliably, if applicable.

94

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

•	The amount of revenues and profit or loss of the acquired subsidiary since the acquisition date, and the amount of revenues and profit or loss of the combined entity as if the acquisition has been made at the beginning of the reporting period, since the acquired subsidiary did not have available financial information prepared under IFRS at the acquisition date.

The fair value of the consideration transferred for PointSource acquisition was calculated as follows:

Purchase price at acquisition date	Amount
Down payment	15,494
Working capital adjustment	3,765	(a)
Contingent consideration	10,916	(a)
Total consideration	30,175

(a)	As of June 30, 2017 included as 6,417 and 8,257 as Other financial liabilities current and non-current, respectively.

Acquisition related expenses were not material and were recognized directly as expense for each period.

The preliminary fair values of the identifiable assets and liabilities of PointSource (including PS Belarus) as at the date of acquisition were as follows:

Current assets
Cash and bank balances	2,120
Short Term Investments	5
Trade receivables	1,453
Other receivables	2,876

Non-current assets
Property and equipment	66
Intangible assets	49
Other receivables	92
Goodwill (1)	27,687

Current liabilities
Trade and other payables	(405)
Tax liabilities	(10)
Payroll and social security taxes payable	(3,758)
Total consideration	30,175

(1)	Goodwill arising from the acquisition of PointSource is deductible for tax purposes.

Goodwill has arisen in the acquisition of PointSource because the cost of the equity interest acquired included a control premium. In addition, the consideration paid for this acquisition effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of PointSource. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

95

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

The net income for the period ended June 30, 2017 includes a gain of 383 attributable to the business generated by PointSource. Revenue for the period ended June 30, 2017 included 2,108 related to the business of that company. Had the business combination of PointSource been effected at January 1, 2017, the consolidated revenue of the Company would have been 199,530, the net income for the period ended June 30, 2017 would have been 10,296 and earnings per share would have amounted to $0.30.

Subscription Agreement

As part of the SPA, the Company signed a subscription agreement with the sellers whereas at the Company´s option, the Company may request to the sellers to subscribe for the Company´s common shares up to an amount of 20% of the purchase price. As of the closing date, the Company issued a total of 84,953 common shares to the sellers.

Pursuant to this agreement, with the first, second and third earn-out payment and in the event that the Company shall have exercised its option under the SPA to require the sellers to apply up to 20% of the respective earn-out payment toward the subscription of shares, the Company shall issue such number of additional shares to the sellers as is obtained by dividing the percentage of up to 20% of the earn-out payment, by a price per share equal to the volume weighted average trading price ("VWAP") for the 60-trading-day period ending on the second trading day prior to the payment of the first, second or third earn-out, respectively.

After the abovementioned acquisitions, outstanding balances of other financial liabilities as of June 30, 2017 and December 31, 2016 are as follows:

	As of June 30, 2017		As of December 31, 2016
	Other financial liabilities - current	Other financial liabilities - non current	Other financial liabilities - current	Other financial liabilities - non current
Related to Business Combinations
Huddle Group	—	107	—	104
Clarice	3,017	3,185	4,446	2,408
Subscription agreement	900	—	900	—
Put option on minority interest of Dynaflows	—	2,797	—	4,388
WAE	10,210	—	5,457	4,735
L4	3,892	3,808	1,799	7,589
Ratio	1,942	2,914	—	—
PointSource	6,392	8,282	—	—
Subtotal	26,353	21,093	12,602	19,224
Others
Acamica	231	—	—	—
Subtotal	231	—	—	—
Total	26,584	21,093	12,602	19,224

96

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

A reconciliation of the goodwill from opening to closing balances is as follows:

Goodwill at the beginning of the period	65,180
Goodwill arising from acquisition of Ratio (note 18)	10,259
Goodwill arising from acquisition of PointSource (note 18)	27,687
Translation	(29)
Goodwill at the end of the period	103,097

NOTE 19 – INVESTMENTS IN ASSOCIATES

19.1 Subscription agreement with Acamica

On January 26, 2016, the Company signed a subscription agreement with Ignacio Moreno, Tomás Escobar, Gonzalo Orsi and Juan Badino (jointly “the Founders”); Fitory S.A., a company organized under the laws of Uruguay; Wayra Argentina S.A., a corporation organized under the laws of Argentina; Stultum Pecuniam Ventures LLC, a limited liability company organized under the laws of the state of Washington, United States; Ms. Eun Young Hwang (“Rebecca”); Acamica S.A., a company organized under the laws of Argentina (“Acamica Argentina”) and Acamica Inc, a corporation organized under the laws of the state of Delaware, United States (“Acamica US” and together with Acamica Argentina, the “Acamica Group Companies”) whereas the Founders own 100% of the capital share of Acamica Group Companies and formed a new company organized under the laws of Spain (“Holdco”) which owned 100% of the capital shares of Acamica US and 97% of the capital shares of Acamica Argentina. On January 3, 2017, pursuant to the terms of the subscription agreement the Company made a capital contribution of 750 to the Acamica Tecnologías S.L. (previously referred as Holdco) in exchange for a 20% ownership stake in the entity. The investment is accounted using the equity method considering that the Company has significant influence over the operating and governance decisions of Acamica Tecnologías S.L., as the participation in the board of director, the approval of budget and business plan, among other decisions.

Assets, liabilities, results and other comprehensive income for all the above mentioned investments as of June 30, 2017 and for the six month period ended June 30, 2017 were not significant individually nor in the aggregate.

19.2 Subscription agreement with Collokia

As of June 30, 2017, the Company had a 19.5% of participation in Collokia LLC for an amount of 800.

On February 25, 2016, the Company signed a subscription agreement with Collokia LLC, through which Collokia LLC agreed to increase its capital by issuing 55,645 preferred units, from which the Company acquired 20,998 at the price of $23.81 per share for a total amount of 500. After this subscription, the Company has a 19.5% of participation in Collokia LLC for a total amount of 800 and accounted for this investment using the equity method considering that the Company has significant influence over the operating and governance decisions of Collokia LLC, as the participation in the board of director, the approval of budget and business plan, among other decisions.

97

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

Assets, liabilities, results and other comprehensive income for all the above mentioned investment as of June 30, 2017 and December 31, 2016, and for the six month periods ended June 30, 2017 and 2016 were not significant individually nor in the aggregate.

NOTE 20 – SUBSEQUENT EVENTS

The Company evaluated events occurring after June 30, 2017 in accordance to IAS 10, Events after the reporting period, through August 15, 2017, which is the date that these condensed interim consolidated financial statements, were made available for issuance.

20.1 Credit facility with HSBC and Citibank

On August 3, 2017, Globant LLC, our U.S. subsidiary, entered into a secured revolving credit facility with HSBC Bank USA, N.A. and Citibank N.A., with HSBC Bank USA, N.A. acting as administrative agent. Under this credit facility, Globant LLC may borrow up to $40.0 million in advances accruing interest at LIBOR plus 1.75%. This credit facility is guaranteed by Globant S.A. and Globant S.A.U. and is secured by Globant LLC’s now owned and after-acquired assets. This facility matures on August 2, 2022 and includes customary negative and affirmative covenants. As of the date of issuance of this half year financial report, Globant LLC has not borrowed any amount under this credit facility.

98